   As filed with the Securities and Exchange Commission on January 16, 1998

                                                           Registration No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                               ________________

                            REGISTRATION STATEMENT
                                  ON FORM S-1
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ________________

                         DOCUCORP INTERNATIONAL, INC.
            (Exact name of registrant as specified in its charter)

           DELAWARE                            7372                     75-2690838
(State or other jurisdiction of    (Primary Standard Industrial      (I.R.S. Employer
incorporation or organization)       Classification Code No.)       Identification No.)

                   5910 NORTH CENTRAL EXPRESSWAY, SUITE 800
                             DALLAS, TEXAS  75206
                                (214) 891-6500
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           _________________________
                              MICHAEL D. ANDERECK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         DOCUCORP INTERNATIONAL, INC.
                   5910 NORTH CENTRAL EXPRESSWAY, SUITE 800
                             DALLAS, TEXAS  75206
                                (214) 891-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               _________________

                       Copies of all communications to:

  JAMES A. OUNSWORTH, ESQ.            N. JEFFREY KLAUDER, ESQ.           BRUCE H. HALLETT, ESQ.        ROBERT H. STROUSE, ESQ.
  SAFEGUARD SCIENTIFICS, INC.        MORGAN, LEWIS & BOCKIUS LLP         CROUCH & HALLETT, L.L.P.     DRINKER BIDDLE & REATH LLP
800 THE SAFEGUARD BUILDING            2000 ONE LOGAN SQUARE             717 N. HARWOOD, SUITE 1400       1000 WESTLAKES DRIVE
    435 DEVON PARK DRIVE       PHILADELPHIA, PENNSYLVANIA  19103-6993     DALLAS, TEXAS 75201                 SUITE 300
  WAYNE, PENNSYLVANIA 19087                (215) 963-5694                    (214) 922-4120         BERWYN, PENNSYLVANIA 19312-2409
       (610) 293-0600                                                                                     (610) 993-2213

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ X ]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                AMOUNT TO BE            PROPOSED                PROPOSED              AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES TO BE       REGISTERED(1)       MAXIMUM OFFERING       MAXIMUM AGGREGATE       REGISTRATION FEE
              REGISTERED                                            PRICE PER UNIT(2)      OFFERING PRICE (2)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock,
  par value $.01 per share.................     7,360,000           $5.00                  $36,800,000             $10,856
------------------------------------------------------------------------------------------------------------------------------------

  Subscription Rights (3)..................         (3)              ---                        ---                  ---
====================================================================================================================================

(1) Includes 640,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933.
(3) Evidencing the rights to subscribe for 6,400,000 of the shares of Common Stock described above.

                           ________________________
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OR AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 16, 1998
PROSPECTUS
                               6,720,000 SHARES

                         DOCUCORP INTERNATIONAL, INC.

                                 COMMON STOCK
                            (and Rights to acquire
                        up to 6,400,000 of such shares)

     DocuCorp International, Inc. is granting at no cost to the holders of common shares of Safeguard Scientifics, Inc. transferable rights to purchase shares of our Common Stock. Safeguard stockholders will receive one right for every five Safeguard common shares that they own as of _____________, 1998. Each right will entitle the holder to purchase one share of our Common Stock at an exercise price of $5.00 per share. Up to 6,400,000 shares of our Common Stock will be offered in the rights offering. Of these shares, we will be selling 3,680,000 shares and certain of our existing stockholders will be selling 2,720,000 shares. If any shares remain unsubscribed after the rights offering, the Underwriters will purchase all such shares pursuant to a standby underwriting agreement.

     We will also be selling an additional 320,000 shares of our Common Stock to certain persons selected by us. These persons may have a relationship with us, Safeguard or one of Safeguard's other partnership companies.

     The exercise period for the rights will expire at 5:00 p.m., New York City time, on _________________, 1998. You may only exercise your rights if you purchase at least 20 shares of our Common Stock through such exercise.

                                                                     (Continued)

YOU SHOULD CAREFULLY CONSIDER THE INFORMATION REGARDING THE RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK THAT ARE DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 8.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            _______________________

====================================================================================================================================
                                                               Underwriting
                      Assumed           Underwriting             Discount
                      Exercise            Discount           Paid by Selling      Proceeds to the     Proceeds to the
                  and Offer Price   Paid by the Company        Stockholders           Company       Selling Stockholders
------------------------------------------------------------------------------------------------------------------------------------
                                         Min. $0.15             Min. $0.15           Max. $4.85          Max. $4.85
  Per Share......     $5.00              Max. $0.35             Max. $0.35           Min. $4.65          Min. $4.65
------------------------------------------------------------------------------------------------------------------------------------

                                        Min. $600,000         Min. $408,000       Max. $19,400,000    Max. $13,192,000
  Total..........  $33,600,000         Max. $1,336,000        Max. $952,000       Min. $18,664,000    Min. $12,648,000
------------------------------------------------------------------------------------------------------------------------------------

  Total with                             Min. $600,000        Min. $632,000       Max. $19,400,000    Max. $16,168,000
  Over-Allotment.  $36,800,000          Max. $1,336,000      Max. $1,176,000      Min. $18,664,000    Min. $15,624,000
====================================================================================================================================

     The minimum underwriting discount assumes that all rights granted in the rights offering are exercised and reflects the payment of a financial advisory fee to the Underwriters equal to 3% of the exercise price on the 6,720,000 shares sold in this offering. In such a case, the minimum underwriting discount would yield the maximum proceeds to us and to the selling stockholders. The maximum underwriting discount assumes that none of the rights granted in the rights offering are exercised and reflects the payment of an underwriting discount of 4% of the exercise price on the 6,400,000 shares which would then be purchased by the Underwriters plus an additional 3% financial advisory fee on all of the 6,720,000 shares offered hereby. In such a case, the maximum underwriting discount would yield the minimum proceeds to us and to the selling stockholders.

     The last row of the table assumes that the Underwriters have exercised their option granted by the selling stockholders to purchase an additional 640,000 shares of our Common Stock. The exercise of the over-allotment option would yield additional proceeds to the selling stockholders and would require the payment by the selling stockholders of both a 4% underwriting discount and a 3% financial advisory fee on such shares.

TUCKER ANTHONY                                PRUDENTIAL SECURITIES INCORPORATED
 INCORPORATED
                   The date of this Prospectus is              , 1998

[A graphic appears under the heading "The Document Life Cycle" that depicts the life of a document from left to right (i) beginning with the creation/capture phase, which is depicted by a personal computer, with a scanner and a word processor leading into the creation/capture phase from above, (ii) moving to the publishing phase, which is depicted by a person holding a document, with data flowing into the document from above, leading to a high speed printer and printed customized documents below, and (iii) ending with the storage/archive phase, which is depicted by a person holding a document, leading to a disk representing imaging systems and a computer terminal representing retrievable and viewable customized documents below. Below the graphic is the following text: "DocuCorp offers a portfolio of scalable high performance document automation software and services that enable its customers to publish complex, high volume, customized documents. The Company's products address all of the general phases of the document life cycle: creation/capture, publishing, and storage/archive." In the upper left hand corner of the page is the Company's logo, which includes their homepage address on the worldwide web.]

(Continued from cover page)
     Once you exercise a right and we accept the exercise, you may not withdraw the exercise. The shares of our Common Stock that are sold in the rights offering will come first from the shares being issued by us, and then from the shares being sold by the selling stockholders. If shares remain unsubscribed for after the end of the rights exercise period, the first 300,000 of such shares will be offered by us to certain other persons. These persons may have a relationship with us, Safeguard or one of Safeguard's other partnership companies. All shares not purchased by such persons after this offer and all unsubscribed shares in excess of 300,000 will be purchased by the Underwriters pursuant to a standby underwriting agreement.

     There is no minimum number of shares that must be subscribed for in the rights offering for it to be completed. The number of rights that will be granted to the holders of Safeguard common shares is based upon the number of Safeguard common shares that are outstanding on __________, 1998. If there are fewer than 32,000,000 Safeguard common shares outstanding on ___________, 1998, we will grant fewer than 6,400,000 rights in the rights offering. If fewer than 6,400,000 rights are granted, we will offer the shares subject to the rights which were not granted to Safeguard stockholders to certain persons selected by us at a purchase price of $5.00 per share. In any event, all of the 6,400,000 shares of our Common Stock offered in the rights offering will be sold.
However, this offering may be canceled by the Underwriters if certain conditions are not satisfied. In that event, if you have made any payments to the rights agent, ChaseMellon Stockholder Services, L.L.C., the full amount of your payments will be promptly returned to you.

     We will not receive any proceeds from the sale of shares by the selling stockholders. After the completion of this offering, the selling stockholders together will own approximately 53.7% of our Common Stock.

     We have filed a Registration Statement with the SEC covering the rights and the shares of Common Stock. Before this offering, our Common Stock has not been listed on any stock exchange or The Nasdaq Stock Market. We have filed an application to have the rights and our Common Stock approved for quotation on the Nasdaq National Market under the symbols DOCCR and DOCC, respectively.

     The Underwriters may engage in transactions involving the rights and the Common Stock during and after the rights exercise period. As a result, the Underwriters may realize profit in addition to the underwriting compensation received for their participation in this offering. We expect that we will deliver any remaining shares on or about ______________, 1998 at the offices of Tucker Anthony Incorporated in New York, New York.

     After this offering, we intend to send to all of our stockholders annual reports containing financial statements that have been examined and reported upon, with an opinion expressed by, the Company's independent auditors.

     "Image Sciences/(R)/" and "DocuFlex/(R)/" are registered trademarks of the Company. "Document Automation Platform/(R)/" and "DAP/(R)/" are registered trademarks co-owned by the Company. Applications to register "DocuCorp/TM/" and "Unleashing the Power of Documents/TM/" as tademarks are pending. All other product names referred to herein are the property of their respective owners.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING INITIATING BIDS OR EFFECTING PURCHASES ON THE NASDAQ NATIONAL MARKET FOR THE PURPOSE OF PREVENTING OR RETARDING A DECLINE IN THE MARKET PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

________________________________________________________________________________

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) assumes an exercise price of $5.00 per share, (iii) gives effect to a 6-for-5 split of the Common Stock effected through a stock dividend declared on December 9, 1997 and (iv) assumes conversion of all outstanding shares of Class B common stock into shares of Common Stock. Unless the context otherwise requires, DocuCorp International, Inc. and its subsidiaries are referred to collectively herein as "DocuCorp" or the "Company." Unless the context otherwise requires, pro forma results of the Company included herein refer to FormMaker Software, Inc. and Image Sciences, Inc. on a combined basis, assuming that the merger of the two entities had occurred on August 1, 1996.

                                  THE COMPANY

     DocuCorp International, Inc. ("DocuCorp" or the "Company") develops, markets and supports a portfolio of open-architecture, enterprise-wide document automation software products that enable its customers to produce complex, high volume, customized documents. In addition, the Company provides document automation consulting and applications integration services through a 145-person service organization. The Company also provides document processing and printing services which utilize the Company's software to provide solutions for handling high volume, complex print, finish and mailing for customers who outsource this activity.

     DocuCorp software products support leading hardware platforms, operating systems, printers and imaging systems. These products are designed to create, publish and store documents such as insurance policies, utility statements, telephone bills, bank and mutual fund statements, invoices, direct mail correspondence, bills of lading and other customer oriented documents. The Company currently has an installed base of approximately 700 customers. The Company believes it is the leading provider of document automation software and services for the insurance industry to customers including Prudential Insurance Company of America, Continental National Assurance (CNA) and American International Group (AIG). More than half of the 200 largest insurance companies in North America use the Company's software products and services, including seven of the ten largest life and health insurance companies and nine of the ten largest property and casualty insurance companies. The Company believes it has also become a leading provider of document automation software and services for companies in the utility industry, and that most of the new adoptions of automated customer billing software during calendar 1997 were licenses of the Company's products. Key utility customers include Southern Company Services, Inc. and Consolidated Edison of New York, Inc. The Company also has customers in the financial services, higher education, telecommunications, and transportation industries, including Royal Bank Financial Group, University of Texas, Polkomtel S.A., and Yellow Technology Services, Inc.

     Document automation is becoming increasingly important to corporations as they endeavor to grow revenue, improve customer service and reduce costs. Furthermore, certain current trends such as deregulation and consolidation in industries such as insurance, utility and financial services and increased computing power have accelerated the growth of the document automation industry. DocuCorp intends to pursue a strategy for growth based upon the following:

          . leveraging existing relationships with its installed base of approximately 700 customers;

          . expanding its document automation consulting and integration services and developing additional document processing and print outsourcing relationships;

          . developing additional customers in the insurance, utility, financial services, higher education, telecommunications and transportation industries;

          . introducing new software products in calendar 1998 utilizing object-oriented technology, with migration and upgrade paths for users of existing products;

          . developing additional customers in international markets by increasing the number of its sales and professional services personnel domiciled internationally; and

          . pursuing acquisitions of other document publishing, management, work flow or archival providers.

     DocuCorp was organized and incorporated in Delaware in January 1997 in connection with the merger (the "Merger") of FormMaker Software, Inc. ("FormMaker") and Image Sciences, Inc. ("Image Sciences"), which was consummated on May 15, 1997. Prior to the Merger, Image Sciences and FormMaker had been engaged in the document automation software and services industry since 1982 and 1983, respectively. The Company's principal executive offices are located at 5910 North Central Expressway, Suite 800, Dallas, Texas 75206, and its telephone number is (214) 891-6500.

________________________________________________________________________________

________________________________________________________________________________

                                 THE OFFERING

Description of the Rights Offering.......   If you hold Safeguard common shares on __________, 1998, you will receive one right to purchase our Common Stock for every five Safeguard common shares you own.  Fractional rights will be rounded up to the next whole number in determining the number of rights to be issued to
                                            Safeguard stockholders.  Each right entitles you to purchase one share of our Common Stock at a purchase price of $5.00.  You must own at least
                                            20 rights to be eligible to exercise your rights.  In other words, if you own fewer than 96 Safeguard common shares, you will receive fewer than 20 rights and you will not be eligible to exercise your rights unless you purchase additional rights in the market.  Together with the selling stockholders, we are offering up to 6,400,000  shares of our Common
                                            Stock for purchase through the exercise of rights.

The Exercise Price of the Rights.........   If you wish to exercise your rights to purchase our Common Stock, the purchase price will be $5.00 per share of Common Stock.

When You Can Exercise Your Rights........   The rights will only be exercisable from the period beginning on __________, 1998 and ending on __________, 1998 at 5:00 p.m., New York City time.

How Your Rights Will be Evidenced........   You will receive certificates that represent your transferable rights.

Offer of Unsubscribed Shares to Other
  Purchasers.............................   In the event that not all of the rights are exercised, we will offer the first 300,000 unsubscribed shares and any shares of Common Stock subject to rights that were not distributed, to certain persons selected by us. These persons may have a relationship with us, Safeguard or one of Safeguard's other partnership companies.

Obligations of the Underwriters..........   The Underwriters will purchase any shares offered in the rights offering that have not been purchased through the exercise of rights and have not otherwise been sold by us by
                                            __________, 1998 at the exercise price, less a 4% Underwriters' discount and a 3%
                                            financial advisory fee. The Underwriters will then offer these shares to the public.

Number of Shares of Common Stock Offered
  in the Rights Offering.................   Of the 6,400,000 shares offered in the rights offering, we will be selling 3,680,000 shares and the selling stockholders will be selling 2,720,000 shares.

Offer of Direct Shares to Direct
  Purchasers.............................   We are also offering up to 320,000 shares of our Common Stock to certain persons selected by us. These persons may have a relationship with us, Safeguard or one of
                                            Safeguard's other partnership companies.

________________________________________________________________________________

________________________________________________________________________________

Common Stock to be Outstanding After the
  Offering...............................   After this offering, 14,762,475 shares of Common Stock will be outstanding (not including 4,806,893 shares issuable upon the exercise of outstanding stock options and warrants at a weighted average exercise price of $2.10 per share, of which options and warrants to purchase 3,444,751 shares of Common Stock were exercisable) as of October
                                            31, 1997.

How We Intend to Use the Proceeds........   We will use the money received from the sale of our shares for the repayment of outstanding debt, vertical market and international expansion, working capital, general corporate purposes and capital expenditures. Proceeds may also be used for acquisitions.
                                            We will not receive any proceeds from the sale of our shares by the selling stockholders.

Nasdaq National
  Market Symbols.........................  During the period in which you can exercise your rights, the rights will trade on the
                                           Nasdaq National Market under the symbol DOCCR and the Common Stock will trade under the symbol DOCCV on a when-issued basis. After the expiration of the rights period, the
                                           Common Stock will trade under the symbol DOCC.

________________________________________________________________________________

________________________________________________________________________________

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                                                    THREE MONTHS
                                                                                  YEAR ENDED                            ENDED
                                        YEAR ENDED JULY 31,                      JULY 31, 1997                       OCTOBER 31,
                                     -------------------------                ------------------                --------------------
                                       1995             1996               ACTUAL (1)    PRO FORMA (2)           1996          1997
                                     --------         --------          ---------------  ----------------       ------        ------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues.....................  $10,814          $11,470              $ 17,503      $38,416                 $2,824      $10,846

Operating income (loss)............    3,158            3,416               (17,460)       3,583                    812        1,359

Income (loss) before income
  taxes............................    3,186            3,656               (17,246)       2,893                    907        1,203

Net income (loss)..................    2,003            2,321               (16,102)       1,714                    577          719

Cash dividend declared for
  preferred stock..................       --               --                 2,808           --                     --           --

Pro forma net income (loss)
  per share (3)....................                                        $  (1.41)     $  0.15                 $ 0.06      $  0.05

Pro forma weighted average
  number of shares outstanding (3).                                          11,384       11,800                  9,911       13,612

Supplemental pro forma net
  income (loss) per share (3)......                                        $  (1.19)     $  0.15                 $ 0.06      $  0.05

Weighted average shares used in
  the supplemental pro forma net
  income (loss) per share
  calculation (3)..................                                          13,418       13,834                  9,911       15,208

                                                                                                      AS OF OCTOBER 31, 1997
                                                                                                 --------------------------------
                                                                                                                      AS
                                                                                                     ACTUAL        ADJUSTED (4)
                                                                                                   ---------     ---------------
                                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital............................................................................        $   900          $11,668
 Total assets...............................................................................         31,021           41,597
 Total debt (5).............................................................................          7,362              337
 Redeemable Class B common stock............................................................         19,139               --
 Stockholders' equity (deficit).............................................................         (6,812)          29,927

___________________________________
(1) Includes the impact of non-recurring Merger-related charges of $21.4 million or $1.88 per share.

(2) Reflects certain pro forma adjustments related to the Merger. See "Unaudited Pro Forma Combined Statement of Operations" and "Notes to Unaudited Pro Forma Combined Statement of Operations."

(3) Pro forma net income (loss) per share has been computed using the weighted average number of shares outstanding after giving retroactive effect to the six-for-five stock split declared in December 1997 and assuming that (i) all shares of Class B common stock have been converted to shares of Common Stock as of the date of issuance and (ii) all shares, options and warrants issued subsequent to January 1997 at an exercise price less than the exercise price of the rights offered hereby have been included in the calculation as if they were outstanding for the entire period presented using the treasury stock method and the exercise price of the rights offered hereby. (See also the Notes to the Company's Consolidated Financial Statements for the year ended July 31, 1997 and the Interim Consolidated Financial Statements for the three months ended October 31, 1997.)

(4) The "As Adjusted" balances reflect (i) the automatic conversion of the Company's Class B common stock to Common Stock and (ii) the sale by the Company of 4,000,000 shares of Common Stock and the receipt and application of approximately $17.6 million in estimated net proceeds from this offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) As of December 31, 1997, total debt of the Company was approximately $6.3 million.

________________________________________________________________________________

                                 RISK FACTORS


     An investment in the rights and the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, as well as all other information in this Prospectus, before investing in the shares of the Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements. Material factors that might cause such a difference are discussed in the following risk factors.

SIGNIFICANT REVENUES FROM TWO INDUSTRIES

     Approximately 70% of the Company's pro forma total revenues for the year ended July 31, 1997 and 73% of the Company's total revenues for the three months ended October 31, 1997 were derived from the insurance industry. Of these revenues, 21% of pro forma total revenues for the year ended July 31, 1997 and 16% of total revenues for the three months ended October 31, 1997 were derived from one customer, Prudential Insurance Company of America. Additionally, approximately 9% of the Company's pro forma total revenues for the year ended July 31, 1997 and 19% of the Company's total revenues for the three months ended October 31, 1997 were derived from the utility industry. The Company's continued financial performance and its future growth will depend upon its ability to continue to market its products successfully in the insurance and utility industries and to enhance and market technologies for distribution in other markets. This will require the Company to make substantial product development and distribution channel investments. There can be no assurance that the Company will be able to continue marketing its products successfully in the insurance and utility industries or will be able to successfully introduce new or existing products in markets other than the insurance and utility industries. In addition, there can be no assurance that the Company will continue to sell products and services to Prudential Insurance Company of America at historical levels. Any significant decline in revenues derived from Prudential Insurance Company of America could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

TECHNOLOGICAL ADVANCES

     The document automation industry has experienced and will continue to experience rapid technological advances, changes in customer requirements, and frequent new product introductions and enhancements. Development in both software technology and hardware capability will require the Company to make substantial product development investments. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on the Company's results of operations. There can be no assurance that the Company's new products or product enhancements intended to respond to technological change or evolving customer requirements will achieve acceptance. See "Business--Product Development."

PROSPECTIVE TERMINATION OF SIGNIFICANT THIRD-PARTY DISTRIBUTOR RELATIONSHIP

     A substantial portion of the revenues of the Company's FormMaker subsidiary have been generated from a marketing agreement with Policy Management Services Corporation ("PMSC") under which such subsidiary granted PMSC the exclusive right to market its proprietary Document Automation Platform (DAP) product line in the property/casualty and life insurance industries. On a pro forma combined basis, revenues from PMSC under the marketing agreement for the year ended July 31, 1997 and revenues for the three months ended October 31, 1997 under such agreement were $10.3 million and $1.8 million, respectively. PMSC is entitled to terminate the marketing agreement for any reason by providing 90 days' prior written notice. Unless terminated at an earlier date, the Company intends to allow the marketing agreement to expire on December 31, 1999. Upon such termination or expiration, the Company will thereafter receive no revenues from new licenses sold through PMSC, and maintenance revenues from

PMSC-sourced licensees will be eliminated over a two-year period. There can be no assurance that the Company will be able to replace such revenues. See "Business--Sales and Marketing--Relationship with Third-Party Distributor."

ATTRACTION AND RETENTION OF TECHNICAL EMPLOYEES

     The Company believes that its future success will depend in large part upon its ability to attract, retain and motivate highly skilled employees, particularly technical employees. The employees that are in highest demand are software programmers, software developers, application integraters and information technology consultants. These employees are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled technical employees. The loss of a significant number of the Company's technical employees could have a material adverse effect on the Company. See "Business-- Employees."

YEAR 2000 COMPLIANCE

     Currently, there is significant uncertainty in the software industry and among software users regarding the impact of the year 2000 on installed software. For example, many customers historically captured only two digit entries in the date code field and such two digit entries are used in the software's forms selection features. Software database modifications, and/or implementation modifications, are required to enable such software to distinguish between 21st and 20th century dates. Current versions of the Company's products are designed to be "Year 2000" compliant. The Company is in the process of determining the extent to which the customized implementations of its software products are Year 2000 compliant, as well as the impact of any non-compliance on the Company and its customers. The Company does not currently believe that the effects of any Year 2000 non-compliance in the Company's installed base of software will result in any material adverse impact on the Company's business or financial condition. There can be no assurance that the Company will not be exposed to potential claims resulting from system problems associated with the century change. Further, the Company is unable to predict the impact, if any, on the Company as a result of its customers being distracted from their document automation needs as their attention is redirected or customer resources are diverted to becoming Year 2000 compliant.

COMPETITION

     The market for the Company's document automation products is intensely competitive. The Company faces competition from a broad range of competitors, many of whom have greater financial, technical and marketing resources than the Company. The Company's principal competition currently comes from (i) systems developed in-house by the internal MIS departments of large organizations and
(ii) direct competition from numerous software vendors, including Document Sciences Corporation (which is majority owned by Xerox Corporation ("Xerox")), M&I Data Services, Mobius Management Systems, Inc., Cincom Systems, Inc., and Group 1 Software, Inc. There can be no assurance that the Company will be able to compete effectively with such entities. See "Business--Competition."

NON-EXCLUSIVE PERPETUAL LICENSE

     The Company's FormMaker subsidiary is a party to a license agreement with PMSC under which FormMaker has granted PMSC a non-exclusive, perpetual, royalty-free, worldwide license to use, execute, copy or license FormMaker's DAP product line (and derivatives thereof) to third parties within the insurance industry. Therefore, upon termination of the marketing agreement between PMSC and FormMaker, PMSC will continue to have the right to use the DAP product line and to compete directly with the Company in the insurance industry. Given that PMSC has financial and other resources significantly greater than the Company, if PMSC decides to compete with the Company, there can be no assurance that the Company will be able to compete effectively with PMSC. See "Business--Sales and Marketing--Relationship with Third-Party Distributor."

FLUCTUATIONS IN OPERATING RESULTS

     The Company has experienced and may in the future continue to experience fluctuations in its quarterly operating results due to the fact that sales cycles, from initial evaluation to purchase, vary substantially from customer to customer. Delays in the sales cycle frequently occur as a result of competition, changes in customer personnel, overall budgets and spending priorities. The Company has typically operated with little backlog for license revenues because software products generally are shipped soon after orders are received. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. The delay of customer orders for a small number of licenses could adversely affect the license revenues for a given fiscal quarter. The Company has historically earned a substantial portion of its license revenues in the last weeks of any particular quarter, and has historically experienced its highest license revenues in the fourth quarter of its fiscal year. The failure to achieve such revenues in accordance with such trends could have a material adverse effect on the Company's financial results for each such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

RISK OF SOFTWARE DEFECTS

     Complex software products such as those offered by the Company can contain undetected errors or performance problems. Such defects are most frequently found during the period immediately following introduction of new products or enhancements to existing products. The Company's products have from time to time contained software errors that were discovered after commercial introduction. There can be no assurance that performance problems or errors will not be discovered in the Company's products in the future. Any future software defects discovered after shipment of the Company's products, if material, could result in loss of revenues, delays in customer acceptance or potential product liability. See "Business--Product Development."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

     The Company relies on a combination of copyright and trademark laws, employee and third-party nondisclosure agreements, and other methods to protect its proprietary rights. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of its products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's efforts will provide meaningful protection for its proprietary technology against others who independently develop or otherwise acquire substantially equivalent techniques or gain access to, misappropriate or disclose the Company's proprietary technology. See "Business--Intellectual Property, Trademarks and Proprietary Rights."

DEPENDENCE ON SINGLE FACILITY FOR CERTAIN SERVICES

     The Company's print outsourcing operations are performed at its facility in Atlanta, Georgia. Since the Company only has the capability to perform this function at a single location, a fire, flood, earthquake, power loss, or other event affecting the Company's Atlanta facility could cause a significant interruption in the Company's operations. There can be no assurance that the Company's contingency plans in the event of such interruption will prove to be adequate. Any interruption in the operations at the Company's Atlanta facility could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Facilities."

INTEGRATION OF OPERATING SUBSIDIARIES

     The Company completed the Merger and subsequently commenced the integration of the operations, facilities and management of Image Sciences and FormMaker. Substantial integration of their respective products and services is expected to continue throughout 1998. See "Business--Products and Services." The Company may not be able to successfully complete this integration. Additionally, the Merger could have a material adverse effect on the Company's relationships with customers, distributors or suppliers. The operating history of its subsidiaries on a stand-alone basis cannot necessarily be regarded as indicative of the Company's prospects on a consolidated basis. Accordingly, there can be no assurance that the Company will achieve growth in revenues, or sustain revenues at a level consistent with the historical results of its subsidiaries on a stand-alone basis.

DEPENDENCE ON KEY MANAGEMENT PERSONNEL

     The Company believes that its continued success depends to a significant extent upon the efforts and abilities of its senior management. In particular, the loss of Michael D. Andereck, the Company's President and Chief Executive Officer, or any of the Company's other executive officers or senior managers could have a material adverse effect on the Company. See "Management."

CONTROL BY PRINCIPAL STOCKHOLDERS

     After the completion of the offering, Safeguard, Xerox, Michael D. Andereck and Technology Leaders II, L.P. ("Technology Leaders II"), the four largest stockholders of the Company (collectively, the "Principal Stockholders"), will beneficially own in the aggregate approximately 48.8% of the Company's outstanding Common Stock. As a result, such stockholders will collectively have the voting power to influence the election of the Board of Directors and the approval of other matters presented for consideration by the stockholders. The vote of the shares held by Technology Leaders II is controlled by the majority vote of an executive committee comprised of eleven voting members and one non-voting member; the voting members include one person designated by a wholly-owned subsidiary of Safeguard. See "Management," "Principal and Selling Stockholders," "Certain Relationships and Related Transactions" and "Shares Eligible for Future Sale."

BENEFITS OF OFFERING TO CURRENT STOCKHOLDERS

     The offering will provide significant benefits to the current stockholders of the Company, including the creation of a public market for the Common Stock and the receipt of proceeds from the sale of Common Stock in the offering by the selling stockholders. As a result, the Company's current stockholders will generally have greater liquidity with respect to their investment in the Common Stock and their holding of Common Stock will potentially have a greater value. Furthermore, the Company intends to use approximately $3.4 million of the estimated net proceeds to the Company to repay loans from Safeguard and Technology Leaders II, both of whom are selling stockholders in this offering. In addition, upon consummation of the offering, Safeguard will be relieved of its obligation as guarantor of the Company's line of credit and Safeguard and Technology Leaders II will be relieved of certain obligations to purchase shares of Common Stock. The Principal Stockholders and the Company's other executive officers and directors will beneficially own 8,092,832 shares of Common Stock after completion of this offering. Based on the exercise price of $5.00, such shares owned will have an aggregate market value of approximately $40.5 million. See "Use of Proceeds," "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions."

     Safeguard beneficially owns 3,268,133 shares of the Company's Common Stock, which were purchased at prices that were significantly below the exercise price. Safeguard is selling 858,535 shares in the offering. Therefore, by exercising their Rights, Safeguard shareholders will be purchasing shares of the Company's Common Stock, which they already indirectly own through their ownership of Safeguard common shares, at a purchase price significantly higher than the price at which they were originally purchased by Safeguard. See "Dilution."

BROAD DISCRETION IN APPLICATION OF PROCEEDS; ACQUISITION RISKS

     The Company intends to use the net proceeds from this offering to reduce the outstanding principal balance under its line of credit and certain other indebtedness, and for continued vertical market and international expansion, working capital, general corporate purposes and other capital expenditures. In addition, a portion of the net proceeds may be used to make acquisitions. Other than the repayment of debt, the Company has not specifically allocated the net proceeds for any particular uses. Accordingly, the specific uses for a substantial portion of the net proceeds will be at the complete discretion of the Board of Directors of the Company and may be allocated from time to time based upon a variety of circumstances. There can be no assurance that the Company will deploy such funds in a manner that will enhance the financial condition of the Company. Acquisitions present numerous risks, including inaccurate assessment of the benefits to be provided by an acquired business, the assumption of unexpected liabilities, significant transaction costs and expenses, costs and expenses involved in the integration of the operations and services of an acquired business, diversion of management's attention from other business concerns and potential loss of key employees of the acquired business. The realization of any of these risks could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock or the rights, and there can be no assurance that an active public market will develop or be sustained. The exercise price of the rights has been determined solely by negotiations among the Company, the selling stockholders and the Underwriters and does not necessarily reflect the price at which shares of Common Stock may be sold in the public market during or after this offering. See "The Offering--Why We are Selling Shares Through a Rights Offering" for a discussion of the factors considered in determining the exercise price. The public markets, in general, have from time to time experienced extreme price and volume fluctuations, which have in some cases been unrelated to the operating performance of particular companies, and the market for the securities of software companies, may be subject to greater price volatility than the stock market in general. In addition, factors such as announcements of new engagements by the Company's competitors or third parties; announcements of fluctuations in the operating results of the Company or its competitors; strategic alliances involving the Company's competitors; or general market conditions in the document automation industry may have a significant impact on the market price of the Common Stock.

DILUTION

     The average price per share paid upon the original issuance by the Company of Common Stock prior to this offering was $1.76. Purchasers of the Common Stock in this offering will suffer immediate and substantial dilution of $2.97 in the net tangible book value per share of the Common Stock from the exercise price of the rights. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     A substantial number of outstanding shares of Common Stock and shares of Common Stock issuable upon exercise of outstanding stock options and warrants will become eligible for future sale in the public market at various times. In addition to the factors affecting the stock market in general and the market for the Common Stock discussed above, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have 14,762,475 shares of Common Stock outstanding, excluding 4,806,893 shares of Common Stock subject to stock options and warrants outstanding as of October 31, 1997, and any stock options granted by the Company after October 31, 1997. Of these shares, the Common Stock sold by the Company in this offering, except for certain shares described below, will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Act"). The issuance of substantially all of the remaining 8,042,475 shares of Common Stock was registered under the Act, and, subject to the Lock-Up Agreements described below, such shares will be freely tradeable without restriction or further registration under the Act.

     Certain restrictions on shares of Common Stock are applicable to (i) any shares of Common Stock purchased in this offering by affiliates of the Company, which may generally only be sold in compliance with the limitations of Rule 144 under the Act, except for the holding period requirements thereunder, (ii) 8,092,832 shares of Common Stock beneficially owned by the Principal Stockholders and the other executive officers and directors of the Company, which are subject to lock-up agreements (the "Lock-Up Agreements") prohibiting the sale or other disposition of such shares until 180 days after the expiration date of the rights (the "Lock-Up Expiry Date") without the prior written consent of Tucker Anthony Incorporated on behalf of the Underwriters and (iii) 2,514,863 shares of Common Stock beneficially owned by certain other stockholders of the Company, which are subject to Lock-Up Agreements prohibiting the sale or other disposition of such shares until the Lock-Up Expiry Date (or, with regard to approximately 300,000 of such shares, an earlier date agreed to by the Underwriters), without the prior written consent of Tucker Anthony Incorporated on behalf of the Underwriters. See "Shares Eligible For Future Sale."

     It is anticipated that a registration statement (the "Form S-8 Registration Statement") covering the Common Stock that may be issued pursuant to the exercise of options granted by the Company will be filed and become effective prior to the Lock-Up Expiry Date, and that shares of Common Stock that are so acquired or offered thereafter pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation. See "Management--Stock Options," "Shares Eligible For Future Sale--Stock Options and Warrants" and "Underwriting."

ANTI-TAKEOVER PROVISIONS

     Shares of preferred stock may be issued by the Company in the future without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company and potentially prevent the payment of a premium to stockholders in an acquisition transaction. There are no shares of preferred stock outstanding and the Company has no present plans to issue any shares of preferred stock. In addition, the Company's Certificate of Incorporation, as amended, prohibits action by written consent of stockholders in lieu of a meeting. This also could have the effect of making it more difficult for a third party to acquire control of the Company and potentially prevent the payment of a premium to the stockholders. See "Description of Capital Stock."

REQUIREMENTS FOR LISTING SECURITIES ON THE NASDAQ NATIONAL MARKET; APPLICATION OF THE PENNY STOCK RULES

     The Company has applied with the Nasdaq National Market to have the Common Stock and rights (the "Listed Securities") approved for listing (upon completion of this offering with respect to the Common Stock and from the date of this Prospectus through the expiration date with respect to the rights). If the Company is unable to maintain the standards for continued listing, the Listed Securities could be subject to delisting from the Nasdaq National Market. Trading, if any, in the Listed Securities would thereafter be conducted on the Nasdaq Small Cap Market. If, however, the Company did not meet the requirements of the Nasdaq Small Cap Market, trading of the Listed Securities would be conducted on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in what is commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities.

     In addition, if the Company's securities were delisted, they would be subject to the so-called penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1.0 million or annual income exceeding $200,000, or $300,000 together with a spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. Consequently, delisting, if it occurred, may affect the ability of broker-dealers to sell the Company's securities and the ability of purchasers in this offering to sell their securities in the secondary market.

     The Securities and Exchange Commission has adopted regulations that define a "penny stock" to be any equity security that has a market price (as defined in the regulations) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result, if the Common Stock is determined to be "penny stock," an investor may find it more difficult to dispose of the Company's Common Stock.

NO DIVIDENDS

     To date, the Company has not paid any cash dividends on its Common Stock, and does not expect to declare or pay any cash or other dividends in the foreseeable future. In addition, the Company's credit agreement contains a financial covenant that prohibits the payment of cash dividends. See "Dividend Policy."

CANCELLATION OF RIGHTS OFFERING

     If the conditions precedent to the sale to the Underwriters set forth in the standby underwriting agreement are not satisfied, the Underwriters may elect, on or before the sixth business day after the expiration date of the rights (the "Closing Date"), to cancel the rights offering and the Company and the selling stockholders will not have any obligations with respect to the rights. Under such circumstances, the exercise price, without interest, will be promptly returned. See "Underwriting." The Company has been advised by the NASD that it is likely that trades in the rights and the when-issued shares of Common Stock in the market would be canceled if the rights offering is not consummated.

                                 THE OFFERING

WHY WE ARE SELLING SHARES THROUGH A RIGHTS OFFERING

     We have agreed with Safeguard and the selling stockholders to make a rights offering to holders of Safeguard common shares. This rights offering represents the Company's initial public offering of its securities, although it is different than a traditional public offering in that securities are directed first to Safeguard shareholders and then to the general public. We believe that this rights offering will provide several advantages over a traditional initial public offering. This type of offering gives us the opportunity to offer our Common Stock to investors who, as Safeguard shareholders, already have some knowledge of our business. Our securities will also be distributed to a broader, more stable shareholder base and underwriting discounts and commissions will be less than if we pursued a traditional initial public offering. In addition, Safeguard supports these types of rights offering because it affords its shareholders the opportunity to purchase shares before the shares are offered to the general public.

     We determined the exercise price through negotiations with the selling stockholders and the Underwriters. In making this determination, we considered such factors as our future prospects and historical financial data, our industry in general and our position in the industry; market valuations of the securities of companies engaged in activities similar to ours; the quality of our management team; and, the advice of our Underwriters. We will also obtain two independent appraisals to further support the determination of the final exercise and offering price.

YOU CAN EXERCISE OR SELL YOUR RIGHTS

     Until __________, 1998, you may purchase one share of our Common Stock for each right you receive, or you may sell your rights in the market. However, you may not exercise rights for fewer than 20 shares of Common Stock in a single account, unless you have previously exercised rights for at least 20 shares in the same account and you provide a letter to ChaseMellon stating that you have already exercised at least 20 rights. If you hold Safeguard common shares in multiple accounts, you must meet the minimum purchase requirement for each account. You may, however, consolidate your rights into one account. If you receive fewer than 20 rights, you should consider purchasing enough additional rights to be eligible to exercise your rights or selling your rights in the market. You should consult with your regular investment advisor and carefully consider your alternatives.

IF THE NUMBER OF SAFEGUARD COMMON SHARES YOU OWN IS NOT DIVISIBLE BY FIVE

     If the number of Safeguard common shares you own is not evenly divisible by five, we will round up to the next highest whole number in calculating the number of rights that you are entitled to receive. For example, if you hold 96 Safeguard common shares, you will receive 20 rights. If you are a nominee for beneficial holders of Safeguard common shares, we will round the number of rights that you will receive based upon the amount held by each beneficial holder individually.

WHEN YOU CAN EXERCISE YOUR RIGHTS

     You can exercise your rights at any time during the period beginning on __________, 1998 and ending at 5:00 p.m., New York City time, on __________,
1998. After that date, you will not be able to exercise or transfer your rights and they will be worthless. We do not intend to honor any rights received for exercise by ChaseMellon after __________, 1998, regardless of when you sent your rights to ChaseMellon for exercise.

HOW YOU CAN TRANSFER YOUR RIGHTS

     You may transfer all or a portion of your rights by endorsing and delivering to ChaseMellon (at the addresses set forth below) your rights certificate. You must properly endorse the certificate for transfer, your signature must be guaranteed by a bank or securities broker and your certificate must be accompanied by instructions to reissue the rights you want to transfer in the name of the person purchasing the rights. ChaseMellon will reissue certificates for the transferred rights to the purchaser, and will reissue a certificate for the balance, if any, to you if it is able to do so before

__________, 1998. You will be responsible for the payment of any commissions, fees and other expenses (including brokerage commissions and any transfer taxes) incurred in connection with the purchase or sale of your rights. We believe that a market for the rights may develop during the period in which the rights may be exercised. To facilitate the market, we have applied with the Nasdaq National Market to have the rights approved for quotation for the period __________, 1998 through __________, 1998. We have reserved "DOCCR" as the Nasdaq symbol under which the rights will trade. If you have any questions regarding the transfer of rights, you should contact ChaseMellon at P.O. Box 798, Midtown Station, New York, New York 10018, Attention: Reorganization Department, telephone number
(800) 973-1028.

HOW YOU CAN EXERCISE YOUR RIGHTS

     You may exercise your rights by completing and signing the election to purchase form that appears on the back of each rights certificate. You must send the completed and signed form, along with payment in full of the exercise price for all shares that you wish to purchase to ChaseMellon. ChaseMellon must receive these documents and the payment by 5:00 p.m., New York City time, on __________, 1998. We do not intend to honor any exercise of rights received by ChaseMellon after that date.

     We will, however, accept your exercise if ChaseMellon has received full payment of the exercise price for shares to be purchased through the exercise of rights, and has received a letter or telegraphic notice from a bank, trust company or member firm of the New York Stock Exchange or the American Stock Exchange setting forth your name, address and taxpayer identification number, the number of shares you wish to purchase, and guaranteeing that a properly completed and signed election to purchase form will be delivered to ChaseMellon by 5:00 p.m., New York City time, on __________, 1998. If the properly executed documents are not received by 5:00 p.m. on __________, 1998, we do not intend to accept your subscription.

     We suggest, for your protection, that you deliver your rights to ChaseMellon by overnight or express mail courier. If you mail your rights, we suggest that you use registered mail. If you wish to exercise your rights, you should mail or deliver your rights and payment for the exercise price to ChaseMellon as follows:

By Mail:                                     By Hand/Overnight:

ChaseMellon Stockholder Services, L.L.C.     ChaseMellon Stockholder
Reorganization Department                    Services, L.L.C.
P.O. Box 798                                 Reorganization Department
Midtown Station                              120 Broadway, 13th Floor
New York, New York  10018                    New York, New York  10271

     You must pay the exercise price in U.S. dollars by cash, check or money order payable to the "Safeguard Escrow Account." Until this offering is closed, your payment will be held in escrow by Mellon Bank N.A., who will serve as the escrow agent of the Safeguard Escrow Account.

     ChaseMellon will deliver certificates to you representing the Common Stock purchased through the exercise of rights by __________, 1998. Until that date, Mellon Bank N.A. will hold all funds received in payment of the exercise price in escrow and will not deliver any funds to us or to the selling stockholders until the shares of Common Stock have been issued.

     If you are a broker or depository who holds Safeguard common shares for the account of others and you receive rights certificates for the account of more than one beneficial owner, you should provide copies of this Prospectus to the beneficial owners. You should also carry out their intentions as to the exercise or transfer of their rights.

     Safeguard will decide all questions as to the validity, form and eligibility (including times of receipt, beneficial ownership and compliance with minimum exercise provisions). The acceptance of subscription forms and the exercise price also will be determined by Safeguard. Alternative, conditional or contingent subscriptions will not be accepted. Safeguard reserves the absolute right to reject any subscriptions not properly submitted. In addition, Safeguard may reject any subscription if the acceptance of the subscription would be unlawful. Safeguard also may waive any irregularities (or conditions) in the subscription of shares of Common Stock, and its interpretation of the terms (and conditions) of the rights offering shall be final and binding.

     If you are given notice of a defect in your subscription, you will have five business days after the giving of notice to correct it. You will not, however, be allowed to cure any defect later than __________, 1998. We are not obligated to give you notification of defects in your subscription. We will not consider an exercise to be made until all defects have been cured or waived. If your exercise is rejected, your payment of the exercise price will be promptly returned by ChaseMellon.

HOW YOU CAN OBTAIN ADDITIONAL INFORMATION

     If you wish to receive additional copies of this Prospectus or additional information concerning this offering, you should contact Greg Rush at Tucker Anthony Incorporated, telephone number 617-725-1757, or Wayne Low at Prudential Securities Incorporated, telephone number 212-778-4743.

EXPECTED EXERCISE OF RIGHTS BY SAFEGUARD CEO

     Warren V. Musser, the Chairman and Chief Executive Officer of Safeguard (or his assignees) is expected to exercise all rights distributed to him. As a result, he (or his assignees) is expected to acquire approximately 560,000 shares of our Common Stock through the rights offering.

WHAT HAPPENS TO THE UNSUBSCRIBED SHARES

     The first 300,000 shares of Common Stock that are not subscribed for at the end of the rights exercise period will be offered at a price of $5.00 per share to persons selected by us. These persons may have a relationship with us, Safeguard or one of Safeguard's other partnership companies. We expect to enter into agreements with these persons to purchase the unsubscribed shares before the end of the rights exercise period. If there are less than 300,000 unsubscribed shares at the end of the rights exercise period, the number of unsubscribed shares offered to each of these persons will be adjusted accordingly.

     To the extent that any unsubscribed shares remain unsold after the offer to these persons, the Underwriters will purchase these shares pursuant to the standby underwriting agreement. The Underwriters must purchase these shares no later than __________, 1998.

     In connection with this offering, the Underwriters will receive a financial advisory fee of 3% of the exercise price for each share of Common Stock being offered in this offering, regardless of whether they purchase any shares in this offering. In addition, if the Underwriters purchase any shares in this offering or through the exercise of certain rights that are purchased in the open market under certain circumstances, they may purchase the shares at the exercise price less an underwriting discount of 4% of the exercise price, subject to certain limitations. The Underwriters will offer shares of Common Stock purchased by them to the public at prices which may vary from the exercise price. The selling stockholders have granted to the Underwriters an option to purchase an additional 640,000 shares of Common Stock to cover over-allotments, if any, during the 20-day period beginning on __________, 1998. The Underwriters will be entitled to purchase these over-allotment shares at the exercise price less the 3% financial advisory fee and the 4% underwriting discount. See "Underwriting." We will not receive any proceeds from the sale of any shares of Common Stock by the selling stockholders.

     We intend to supplement this Prospectus after the rights exercise period is over to set forth the results of the rights offering, the transactions by the Underwriters during the exercise period, the number of unsubscribed shares purchased, if any, and any resale transactions.

WHAT HAPPENS IF THE RIGHTS OFFERING IS CANCELED

     The Underwriters have the right to cancel the rights offering if certain conditions are not satisfied or if certain circumstances exist prior to the closing date of this offering. If you exercise rights and the rights offering is canceled, Mellon Bank N.A. will promptly return to you, without interest, any payment received in respect of the exercise price and you will not receive any shares of our Common Stock. Along with the selling stockholders, we have established an escrow account with Mellon Bank N.A. to hold funds received prior to the closing date of this offering. The NASD has advised us that trades in the rights and the when-issued shares of Common Stock in the market would be canceled if this offering is not consummated.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material federal income tax consequences affecting holders of Safeguard common shares receiving rights in this offering. In the opinion of Morgan, Lewis & Bockius LLP, the distribution of the rights by the Company to holders of Safeguard common shares more likely than not will constitute a taxable transaction under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be subject to state or local income taxes. Because of the complexity of the provisions of the Code referred to below and because tax consequences may vary depending upon the particular facts relating to each holder of Safeguard common shares, such holders should consult their own tax advisors concerning their individual tax situations and the tax consequences of this offering under the Code and under any applicable state, local or foreign tax laws.

     Safeguard has been advised by Morgan, Lewis & Bockius LLP that, under current interpretations of case law, the Code, and applicable regulations thereunder, the federal income tax consequences applicable to holders of Safeguard common shares receiving rights in this offering generally are as follows:

DISTRIBUTION OF RIGHTS TO HOLDERS OF SAFEGUARD SHARES

     The rights, representing the right to acquire shares of Common Stock from the Company, can be considered as constituting "property" within the meaning of
Section 317(a) of the Code. The federal income tax consequences of a distribution of the rights by the Company to holders of Safeguard common shares, as determined under the Code and the regulations thereunder, are as follows: (i) each noncorporate holder of Safeguard common shares will be deemed to have received a distribution from Safeguard, generally taxable as ordinary dividend income, in an amount equal to the fair market value (if any) of the rights, as of the date of distribution, (ii) each corporate holder of Safeguard common shares (other than foreign corporations and S corporations) will be deemed to have received a distribution from Safeguard (generally taxable as a dividend subject to the dividends received deduction for corporations (generally 70%, but 80% under certain circumstances)) in an amount equal to the fair market value (if any) of the rights, as of the date of distribution; and (iii) the tax basis of the rights in the hands of each holder (whether corporate or noncorporate) of Safeguard common shares will be equal to the fair market value (if any) of the rights as of the date of distribution. Because of the predominantly factual nature of determining the fair market value, if any, of the rights, Morgan, Lewis & Bockius LLP has expressed no opinion with respect to the fair market value of the rights.

     Since the fair market value of the rights will determine the amount of taxable income deemed received by the holders of Safeguard common shares, the determination of the fair market value of each right as of the date of distribution is critical. The exercise price was determined through arms-length negotiations among the Company, the selling stockholders and the Underwriters. Based on these negotiations and the two independent appraisals which have been obtained, Safeguard's Board of Directors believes that the per share value of Common Stock represented by the rights at the date of the commencement of this offering approximates the exercise price, and that the rights should have no value for federal income tax purposes. However, the Internal Revenue Service is not bound by this determination. See "The Offering-Why We Are Selling Shares Through a Rights Offering."

EXERCISE OF RIGHTS

     Holders of rights, whether corporate or noncorporate, will recognize neither gain nor loss upon the exercise of the rights. A holder of rights who receives shares of Common Stock upon the exercise of the rights will acquire a tax basis in such shares equal to the sum of the exercise price paid under this offering and the tax basis (if any) of the holder of rights in the rights.

TRANSFER OF RIGHTS

     The transferable nature of the rights will permit a holder of rights to sell rights prior to exercise. Pursuant to Section 1234 of the Code, a rights holder who sells rights prior to exercise will be entitled to treat the difference between the amount received for the rights and the adjusted tax basis (if any) of the holder of rights in the rights as a short-term capital gain or capital loss, provided that Common Stock subject to the rights would have been a capital asset in the hands of the holder had it been acquired by him. The gain or loss so recognized will be short-term since the rights will have been held for less than twelve months.

NON-EXERCISE OF RIGHTS

     The income tax treatment applicable to holders of rights who fail to exercise or transfer their rights prior to the expiration date also is set forth in Section 1234 of the Code. Holders of rights who allow their rights to lapse are deemed under the Code to have sold their rights on the date on which the rights expire. Since upon such lapse no consideration will be received by a holder of rights, and since the rights will have been held for less than twelve months, a short-term capital loss equal to the tax basis (if any) in the rights will be sustained by the holder on such lapse, provided that Common Stock subject to the rights would have been a capital asset in the hands of the holder had it been acquired by him.

                                USE OF PROCEEDS

     The minimum net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $17.6 million after deducting estimated offering expenses allocable to and payable by the Company and assuming that none of the rights granted in the rights offering are exercised and the sale of all shares pursuant to the standby underwriting agreement. Estimated offering expenses include the maximum applicable non-accountable expense allowance to the Underwriters, a financial advisory fee of 3% of the exercise price and an underwriting discount of 4% of the exercise price. In the event more of the shares of Common Stock offered hereby are sold pursuant to the exercise of rights, the Company will not be obligated to pay the underwriting discount with respect to such shares and will, therefore, realize an amount of net proceeds greater than approximately $17.6 million. See "The Offering--What Happens to the Unsubscribed Shares" and "Underwriting."

     The Company intends to use a portion of the net proceeds from this offering to repay amounts due to NationsBank, N.A. under its line of credit. As of December 31, 1997, the Company had $2.6 million outstanding under its line of credit. The $10.0 million line of credit, which was incurred to refinance working capital borrowings by FormMaker, bears interest at rates which generally approximate the bank's prime rate or the London Interbank rate. In addition, (i) $3.0 million of the estimated net proceeds will be used to repay approximately $2.0 million due to Safeguard, approximately $570,000 due to Technology Leaders II, and approximately $460,000 due to TL Ventures Third Corp., pursuant to three subordinated notes, which are due in full at the earlier of the closing of a public offering yielding net proceeds to the Company in excess of $13.0 million and May 15, 2000, and bear interest at the prime lending rate plus 1.0% and (ii) approximately $399,000 will be used to repay two notes due Safeguard which are due in monthly installments ending on February 1, 2000 and bear interest at the prime lending rate plus 1.0%. The remainder of the net proceeds will be used for continued vertical market and international expansion, working capital, general corporate purposes and other capital expenditures. The Company may also use a portion of the net proceeds from this offering to expand its business through acquisitions. Although the Company continues to explore prospective acquisition opportunities, the Company does not currently have any acquisition commitments. Other than the repayment of outstanding indebtedness, the Company has not made any determination regarding the amounts or timing of the use of any proceeds from this offering. See "Risk Factors--Broad Discretion in Application of Proceeds; Acquisition Risks." The amounts and the timing of any such use may vary significantly depending upon a number of factors, including the Company's revenue growth, asset growth, cash flow and acquisition activities. Pending such uses, the net proceeds of this offering will be invested in short-term, investment-grade, interest-bearing securities. The Company currently anticipates that the net proceeds to be received by the Company from this offering, together with amounts available under its existing line of credit, cash generated from operations and existing cash balances will be sufficient to satisfy its operating cash needs for at least 12 months following the consummation of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

     To date, the Company has not paid or declared any cash dividends on its Common Stock. The Company currently intends to retain future earnings for use in its business and, therefore, does not anticipate paying or declaring any cash dividends in the foreseeable future. The payment of future dividends, if any, will depend among other things, on the Company's results of operations, cash flows and financial condition and on such other factors as the Company's Board of Directors may, in its discretion, consider relevant. In addition, the Company's credit agreement with NationsBank, N.A. contains a financial covenant that prohibits the payment of any dividends.

                                CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company as of October 31, 1997, (ii) the capitalization giving pro forma effect to the automatic conversion of the Class B common stock into Common Stock, and (iii) the pro forma capitalization as adjusted to reflect the sale by the Company of 4,000,000 shares of Common Stock in this offering and the receipt and application of approximately $17.6 million in estimated net proceeds from this offering. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and other financial information included elsewhere in this Prospectus.

                                                                                                    AS OF OCTOBER 31, 1997
                                                                                        -------------------------------------------
                                                                                                                        PRO FORMA
                                                                                          ACTUAL       PRO FORMA       AS ADJUSTED
                                                                                        ---------- ------------------  ------------
                                                                                                       (IN THOUSANDS)
Long-term debt, including current portion (1).........................................  $    7,362       $  7,362      $    337
Redeemable Class B common stock, 7,000,000 shares authorized at $.01 par value, 5,629,122 shares issued and outstanding and no
 shares issued and outstanding pro forma and pro forma as adjusted....................      19,139              0             0
Stockholders' equity (deficit):
Common Stock, par value $.01 per share; 50,000,000 shares
 authorized and 5,133,353 shares issued and outstanding actual,
 10,762,475 shares issued and outstanding pro forma, and
 14,762,475 shares issued and outstanding pro forma as adjusted (2)...................          51            108           148
Additional paid-in capital (2)........................................................       4,902         23,984        41,544
Retained deficit......................................................................     (11,694)       (11,694)      (11,694)
Notes receivable from stockholders....................................................         (71)           (71)          (71)
                                                                                          --------       --------      --------
      Total stockholders' equity (deficit)............................................      (6,812)        12,327        29,927
                                                                                          --------       --------      --------
          Total capitalization........................................................  $   19,689       $ 19,689      $ 30,264
                                                                                          ========       ========      ========

___________________
(1) The "Pro Forma As Adjusted" long-term debt, including current portion, reflects the repayment of (i) $3.6 million outstanding under the Company's line of credit, (ii) $3.0 million of subordinated notes and (iii) $430,000 of notes payable from a portion of the net proceeds from this offering. As of December 31, 1997, the Company's outstanding long-term debt, including current portion, was approximately $6.3 million. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(2) Excludes as of October 31, 1997, 4,806,893 shares of Common Stock issuable upon the exercise of options and warrants at a weighted average exercise price of $2.10 per share (of which options and warrants to purchase 3,444,751 shares were exercisable). See "Management--Stock Options."

                                   DILUTION

     As of October 31, 1997, the Company had a deficit in net tangible book value of approximately $6.8 million or $1.33 per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of the Company's tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding. Upon the consummation of this offering, 5,629,122 shares of the Company's Class B common stock will automatically convert into an equal number of shares of Common Stock, resulting in an increase in net tangible book value of $19.1 million, or $2.48 per share as of October 31, 1997. After giving effect to such increase, net tangible book value would have been $12.3 million, or $1.15 per share, as of October 31, 1997. Without taking into account any changes in net tangible book value after October 31, 1997, other than to give effect to the items described in Note 1 appearing immediately below the following table, the pro forma net tangible book value of the Company as of October 31, 1997, would have been approximately $29.9 million or $2.03 per share. This represents an immediate increase in such pro forma net tangible book value of $0.88 per share to existing stockholders and an immediate dilution of $2.97 per share to investors purchasing Common Stock at the exercise price in this offering. New stockholders that acquire Common Stock from the Underwriters at a price greater than the exercise price will experience greater dilution. The following table illustrates this per share dilution in net tangible book value:

     Exercise Price............................................................................   $ 5.00

          Net tangible book value per share as of October 31, 1997.............................   $(1.33)
          Increase per share attributable to conversion of Class B common stock................     2.48
          Increase per share attributable to new stockholders (1)..............................     0.88
                                                                                                  ------
     Pro forma net tangible book value per share as of October 31, 1997........................     2.03
                                                                                                  ------

     Dilution per share to new stockholders....................................................   $ 2.97
                                                                                                  ======

_____________________
(1) Reflects the sale by the Company of 4,000,000 shares of Common Stock and the receipt of approximately $17.6 million in net proceeds from this offering.

     The following table sets forth, on a pro forma adjusted basis as of October 31, 1997 (after giving effect to the automatic conversion of the Class B common stock) the number of shares of Common Stock issued by the Company, the total consideration paid and the average price per share paid upon original issuance to stockholders prior to this offering and by new investors before deducting the Underwriters' discount, financial advisory fees and estimated offering expenses:

                                                                                     TOTAL
                                                  SHARES PURCHASED                CONSIDERATION
                                              --------------------------    -------------------------
                                                                                                         AVERAGE PRICE
                                                 NUMBER      PERCENTAGE       AMOUNT     PERCENTAGE        PER SHARE
                                              -----------  -------------    ---------   -------------   ---------------
Existing stockholders (1)                      10,762,475       72.9%       $18,939,861      48.6%            $1.76
New stockholders                                4,000,000       27.1         20,000,000      51.4              5.00
                                               ----------      -----        -----------     -----
Total                                          14,762,475      100.0%       $38,939,861     100.0%
                                               ==========      =====        ===========     =====

_______________________
(1) Safeguard acquired 2,333,305 shares of Common Stock and warrants to purchase 934,828 shares of Common Stock as a result of the Merger in consideration for its investment in FormMaker of approximately $9.2 million or $2.83 per share of Common Stock (assuming that the warrants are exercised). See "Certain Relationships and Related Transactions."

     The foregoing tables assume no exercise of outstanding options and warrants. As of October 31, 1997, there were outstanding options and warrants to purchase an aggregate of 4,806,893 shares of Common Stock (of which 3,444,751 were exercisable) at a weighted average exercise price of $2.10 per share, and the Company had an additional 142,800 shares of Common Stock available for future grants and other issuances under its Equity Compensation Plan. See "Management" and Note 7 to the Notes to the Consolidated Financial Statements appearing elsewhere in this prospectus.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. The Company was organized to effect the May 1997 merger of Image Sciences and FormMaker. For accounting purposes, the Merger is treated as an acquisition of FormMaker by Image Sciences. The statement of operations data for the year ended July 31, 1997 and periods thereafter include the consolidated operations of FormMaker beginning May 15, 1997. The financial statements of Image Sciences are presented as historical statements of the Company for periods prior to the Merger. The statement of operations data for the years ended July 31, 1993, 1994, 1995, 1996 and 1997, and the balance sheet data as of July 31, 1993, 1994, 1995, 1996 and 1997 have been derived from consolidated financial statements of the Company which have been audited by Price Waterhouse LLP, independent accountants. The statement of operations data for the three months ended October 31, 1996 and 1997 and the balance sheet data as of October 31, 1997 have been derived from the Company's unaudited consolidated financial statements which, in the opinion of management, include all significant, normal and recurring adjustments necessary for a fair presentation of the financial position and results of operations for such unaudited period.

                                                                                        THREE MONTHS
                                                  YEAR ENDED JULY 31,                 ENDED OCTOBER 31,
                                   -----------------------------------------------  --------------------
                                     1993     1994     1995     1996    1997(1)         1996      1997
                                   -------- -------- -------- ------- ------------  ----------- --------

                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues....................   $9,320  $10,874  $10,814  $11,470   $ 17,503      $2,824   $10,846
Operating income (loss)...........    2,655    3,546    3,158    3,416    (17,460)        812     1,359
Income (loss) before income
  taxes...........................    2,367    3,399    3,186    3,656    (17,246)        907     1,203
Net income (loss).................    1,807    2,169    2,003    2,321    (16,102)        577       719
Cash dividend declared for
  preferred stock.................   $   --  $    --  $    --  $    --   $  2,808      $   --   $    --
Pro forma net income (loss) per
  share (2).......................                                       $  (1.41)     $ 0.06   $  0.05
Pro forma weighted average
  number of shares
  outstanding (2).................                                         11,384       9,911    13,612
Supplemental pro forma net
  income (loss) per share (2).....                                       $  (1.19)     $ 0.06   $  0.05
Weighted average number of
  shares used in the supplemental
  pro forma net income (loss)
  calculation (2).................                                         13,418       9,911    15,208

                                                        AS OF  JULY 31,                                     AS OF  OCTOBER 31,
                        -------------------------------------------------------------------------------
                           1993                1994            1995              1996           1997                1997
                        ---------           ----------      ----------         --------      ----------          ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Working capital........        $ (459)         $ 1,930         $ 4,049         $ 5,640         $ 1,644            $   900
Total assets...........         9,785           11,572          13,145          14,691          32,698             31,021
Total debt.............         3,158            1,987           1,637              46           9,439              7,362
Redeemable Class B
   common stock........            --               --              --              --          19,119             19,139
Stockholders' equity
   (deficit)...........        $1,326          $ 3,545         $ 5,606         $ 8,037         $(7,520)           $(6,812)


_____________________
(1) Includes the impact of non-recurring Merger-related charges of $21.4 million or $1.88 per share.

(2) Pro forma net income (loss) per share has been computed using the weighted average number of shares outstanding after giving retroactive effect to the six-for-five stock split declared in December 1997 and assuming that (i) all shares of Class B common stock have been converted to shares of Common Stock as of the date of issuance and (ii) all shares, options and warrants issued subsequent to January 1997 at an exercise price less than the exercise price of the rights offered hereby have been included in the calculation as if they were outstanding for the entire period presented using the treasury stock method and the exercise price of the rights offered hereby. (See also the Notes to the Company's Consolidated Financial Statements for the year ended July 31, 1997 and the Interim Consolidated Financial Statements for the three months ended October 31, 1997.)

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

     The unaudited pro forma combined statement of operations presented represents (i) the Company's audited historical results for the fiscal year ended July 31, 1997 and (ii) FormMaker's unaudited financial results for the period from August 1, 1996 through the date of the Merger, May 15, 1997. The Company's historical financial results include the results of Image Sciences for the period presented and the consolidated results of FormMaker from the effective date of the Merger. The unaudited pro forma combined information presented assumes the Merger occurred on August 1, 1996.

     During a portion of the period presented, the Company, Image Sciences, and FormMaker were not under common control or management and, as a result, the unaudited pro forma combined statement of operations is not necessarily indicative of or comparable to the operating results that would have occurred had the Merger occurred as of or at the beginning of the period presented or that will occur in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data," the Consolidated Financial Statements of the Company and the Notes thereto and the Consolidated Financial Statements of FormMaker and the Notes thereto, appearing elsewhere in this prospectus.

                                                                               YEAR ENDED JULY 31, 1997
                                                                      -------------------------------------------------------
                                                                                              PRO FORMA            PRO FORMA
                                                                       COMPANY   FORMMAKER   ADJUSTMENTS            COMBINED
                                                                      ---------  ----------  ------------          ----------
                                                                                    (IN THOUSANDS)
REVENUES:
Professional services........................................         $  6,151     $14,677                           $20,828
License......................................................            4,092       4,061                             8,153
Maintenance and other recurring..............................            7,260       2,175                             9,435
                                                                      --------     -------                           -------
   Total revenues............................................           17,503      20,913                            38,416
                                                                      --------     -------                           -------

EXPENSES:
Professional services........................................            3,999      12,548                            16,547
Product development and support..............................            4,956       2,355      $   (475)  (A)         6,836
Selling, general and administrative..........................            4,630       6,556           264   (B)        11,450
Merger-related charges.......................................           21,378          --       (21,378)  (C)            --
                                                                      --------     -------   -----------             -------
   Total expenses............................................           34,963      21,459       (21,589)             34,833
                                                                      --------     -------   -----------             -------
   Operating income (loss)...................................          (17,460)       (546)       21,589               3,583
Other income (expense), net..................................              214        (554)         (350)  (D)          (690)
                                                                      --------     -------   -----------             -------
   Income (loss) before income taxes.........................          (17,246)     (1,100)       21,239               2,893
Provision for income taxes (benefit).........................           (1,144)         --         2,323   (E)         1,179
                                                                      --------     -------   -----------             -------
   Net income (loss).........................................         $(16,102)    $(1,100)     $ 18,916             $ 1,714
                                                                      ========     =======   ===========             =======
Pro forma net income per share(1)............................                                                        $  0.15
                                                                                                                     =======
Pro forma weighted average number of
 shares outstanding(1).......................................                                                         11,800
                                                                                                                     =======
Supplemental pro forma net income per share(2)...............                                                        $  0.15
                                                                                                                     =======
Weighted average number of shares
 outstanding used in the supplemental pro
 forma net income per share calculation(2)...................                                                         13,834
                                                                                                                     =======
----------
(1)  Pro forma net income per share has been computed using the weighted average number of shares outstanding after giving retroactive effect to the six-for-five stock split declared in December 1997 and assuming that (i) all shares of Class B common stock have been converted to shares of Common Stock as of the date of issuance and (ii) all shares, options and warrants issued subsequent to January 1997 at an exercise price less than the exercise price of the rights offered hereby have been included in the calculation as if they were outstanding for the entire period presented using the treasury stock method and the exercise price of the rights offered hereby.

(2)  Supplemental pro forma net income per share has been computed using the weighted average number of shares of common stock used in the calculation of pro forma net income per share, plus the number of shares that the Company would need to repay (i)
     $5,471,634 due under the Company's line of credit, (ii) $3,000,000 in subordinated notes due Safeguard Scientifics, Inc.
     ("Safeguard"), Technology Leaders II, L.P., and TL Ventures Third Corp. and (iii) $479,174 in notes due to Safeguard as of July
     31, 1997. For purposes of computing supplemental pro forma net income per share, the pro forma net income for the fiscal year ended July 31, 1997 was reduced by $113,230 representing elimination of the related interest expense on such debt and the associated tax effect, and the weighted average shares outstanding used in the supplemental pro forma net income per share calculation was increased by 2,034,275 shares which represents the additional shares required to be sold to retire the debts.

                           See accompanying notes to unaudited pro forma combined statement of operations.

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

The following pro forma adjustments are reflected in the unaudited pro forma combined statement of operations.

     (A) To adjust amortization expense of acquired completed technology over the remaining estimated useful life of six years.

     (B) To adjust amortization expense of goodwill over the remaining expected period of benefit of ten years.

     (C) The pro forma information does not include the effect of non-recurring Merger-related charges for acquired in-process technology, compensation charges and other Merger-related charges of $13.5 million, $7.6 million, and $228,000, respectively. Accordingly, these amounts have been eliminated from the Company's historical financial statements for the year ended July 31, 1997.

     (D) To record reduced interest income resulting from the $8.0 million distribution to Image Sciences' stockholders concurrent with the Merger.

     (E) To record the income tax effect of the above adjustments and combined operations for the entire period presented.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     Certain information contained herein may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts included in this prospectus, are forward looking statements. Such statements are subject to certain risks and uncertainties, which include but are not limited to those discussed in the section entitled "Risk Factors." Should one or more of these risks or uncertainties, among others as set forth in this prospectus, materialize, actual results may vary materially from those estimated, anticipated or projected. Although the Company believes that the expectations reflected by such forward-looking statements are reasonable based on information currently available to the Company, no assurance can be given that such expectations will prove to have been correct. Cautionary statements identifying important factors that could cause actual results to differ materially from the Company's expectations are set forth in this prospectus. All forward-looking statements included in this prospectus and all subsequent oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

OVERVIEW

     DocuCorp develops, markets and supports a portfolio of open-architecture, enterprise-wide document automation software products that enable its customers to produce complex, high volume, customized documents. In addition, the Company provides document automation consulting and systems integration services through a 145-person service organization. The Company also provides document processing and printing services which utilize the Company's software to provide solutions for handling high volume, complex print, finish and mailing for customers who outsource this activity.

     DocuCorp was formed in connection with the Merger. The Merger was treated as an acquisition of FormMaker by Image Sciences, and accordingly the Merger transaction was recorded under the purchase method of accounting. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Consolidated results of FormMaker and its subsidiary are included from the effective date of the Merger, May 15, 1997. As described in the footnotes to the consolidated financial statements, the Company incurred one-time charges aggregating $21.4 million in connection with the Merger, primarily related to acquired in-process technology and compensation charges related to the repurchase and remeasurement of certain employee stock options. Due to the lack of comparability of the results of operations for periods prior to and subsequent to the Merger, supplemental analysis of unaudited pro forma combined statement of operations information of the Company has been included in the accompanying analysis.

     The Company derives its revenues from license fees, recurring maintenance fees, and professional services fees related to its software products. License revenues are generally derived from perpetual and term licenses of software products. Maintenance and other recurring revenues consist primarily of recurring license fees and annual maintenance contracts. Professional services revenues include fees for consulting, implementation, print outsourcing, contract programming, and education services.

RESULTS OF OPERATIONS

Historical Operating Results of the Company
--------------------------------------------

Three Months Ended October 31, 1996 Compared to Three Months Ended October 31, 1997

     Revenues.  The inclusion of FormMaker's results for the three months
     --------
ended October 31, 1997 was primarily responsible for the 284% increase in total revenues. Professional services revenues increased significantly due to the inclusion of FormMaker services in the three months ended October 31, 1997. License revenues increased 51% due to the inclusion of FormMaker's license revenues. Maintenance and other recurring revenues increased 63% as a result of inclusion of FormMaker's maintenance revenue and an increased installed customer base.

     Backlog for the Company's products and services of approximately $25.0 million as of October 31, 1997, of which approximately $16.0 million is scheduled to be satisfied within one year, is primarily comprised of recurring software license and maintenance revenues for ongoing maintenance and support, software implementation and consulting services, and print outsourcing services. Software agreements for recurring license fees generally have non-cancelable terms of up to five years. Annual maintenance contracts may generally be terminated upon 30 days' notice; however, the Company has not historically experienced material cancellations of such contracts. Software implementation and consulting services backlog is principally performed under time and material agreements of which some have cancellation provisions. Print outsourcing services agreements generally provide that fees are charged on a per transaction basis. The estimated future revenue with respect to software implementation and print outsourcing services are based on management's estimate of revenues over the remaining life of the respective contracts.

     A subsidiary of the Company distributes the line of DAP software products, which was acquired by the Company in connection with the Merger, to the insurance industry in North America through PMSC. A substantial portion of the subsidiary's revenues are generated from a marketing agreement with PMSC under which the subsidiary has granted PMSC the exclusive right to market the DAP software in the property/casualty and life insurance industries. Pro forma revenues from PMSC under this agreement for the year ended July 31, 1997, and revenues for the three-month period ended October 31, 1997 were approximately $10.3 million and $1.8 million, respectively. PMSC can terminate the marketing agreement by providing 90 days' prior written notice. Unless terminated at an earlier date, the Company intends to allow the marketing agreement to expire on December 31, 1999. Upon expiration or termination of the marketing agreement, the Company will receive no revenues from new licenses sold through PMSC, and maintenance revenues from PMSC-sourced licensees will be eliminated over a two-year period.

     In addition, PMSC has provided notice of termination of a print outsourcing agreement, effective June 1998. Revenues from PMSC on a pro forma basis under this agreement for the year ended July 31, 1997 and revenues for the three-month period ended October 31, 1997 were approximately $5.3 million and $1.7 million, respectively. Although print outsourcing revenues will experience a short-term decline, the Company does not anticipate any meaningful reduction in operating income as a result of such termination.

     The Company is unable to predict the impact, if any, on the Company's revenues as a result of its customers being distracted from their document automation needs as their attention is re-directed, or customer resources are diverted, to becoming Year 2000 compliant.

     Professional services expense.  Professional services expense is composed
     -----------------------------
primarily of personnel expenses related to both consulting and print outsourcing services. The majority of the $4.7 million increase is due to the inclusion of FormMaker personnel and related expenses during the three months ended October 31, 1997. Postage and supplies expense of approximately $1.3 million for print outsourcing services also contributed to the increase. For the three months ended October 31, 1996 and 1997, professional services expense represented 75% and 72% of professional services revenues, respectively. The decrease in cost as a percentage of professional services revenue is primarily due to economies of scale of the expanded services operations, higher profit margins earned under a short-term print outsourcing agreement, and improved margins due to a smaller percentage of services business being generated through third-party distributors. The Company expects professional services expense to increase, in order to meet additional resource requirements as professional services revenues increase.

     Product development and support expense.  Product development and
     ---------------------------------------
support expense consists primarily of research and development efforts, amortization of capitalized software costs, customer support, and other product support costs. For the three-month period ended October 31, 1997, product development and support expense increased 89% compared to the corresponding prior-year period, largely due to development efforts related to operations acquired in the Merger. The Company intends to accelerate development efforts, including the integration of existing products with the Internet to provide an enterprise-wide Internet solution, further development of systems for use in industries such as utility and financial services, and development of new software products utilizing object-oriented technology, and with respect to support of its existing product lines. Accordingly, expenditures in this area are expected to increase.

     Current versions of the Company's products are designed to be "Year 2000" compliant. The Company is in the process of determining the extent to which the customized implementations of its software products are Year 2000 compliant, as well as the impact of any non-compliance on the Company and its customers. The Company does not currently believe that the effects of any Year 2000 non-compliance in the Company's installed base of software will result in any material adverse impact on the Company's business or financial condition. No assurance can be given that the Company will not be exposed to potential claims resulting from system problems associated with the century change.

     Selling and marketing expense.  Selling and marketing expense increased
     -----------------------------
244% for the three-month period ended October 31, 1997 from the comparable prior-year period. The increase in selling and marketing expense is primarily the result of inclusion of operations acquired in the Merger and increased commissions. Sales commissions increased due to additional revenues and a new fiscal 1998 sales compensation plan that has been expanded to provide compensation on all revenue types.

     General and administrative expense.  For the three-month period ended
     ----------------------------------
October 31, 1997, general and administrative expense increased 195%. The increased expense for the fiscal 1998 period resulted from inclusion of operations acquired in the Merger and goodwill amortization as a result of the Merger.

     Other income (expense), net.  For the three-month period ended October 31,
     ---------------------------
1997, the 264% decrease in other income (expense) was due to a decrease in interest income and a significant increase in interest expense. Interest income decreased as a result of an $8.0 million cash distribution to stockholders and certain option holders in connection with the Merger. Interest expense increased significantly due to the assumption of debt and capitalized leases in connection with the Merger.

     Provision for income taxes.  Effective tax rates for the three-months
     --------------------------
ended October 31, 1996 and 1997 were approximately 36% and 40%, respectively. The increase was due to the non-deductibility of goodwill amortization related to the Merger. The Company used a portion of its net operating loss carryforwards and outstanding tax credits to offset its current tax liability for the three months ended October 31, 1996 and 1997.

     Net income.  Net income increased 25% for the three-month period ended
     ----------
October 31, 1997 from the comparable prior year period. The increase in net income for the three-month period was primarily the result of a 284% increase in revenues.

Fiscal Year Ended July 31, 1996 Compared to Fiscal Year Ended July 31, 1997

     Revenues.  Total revenues increased 53% due primarily to the inclusion of
     --------
FormMaker's results subsequent to the Merger. Professional services revenues increased 651% principally due to the implementation of print outsourcing operations acquired in the Merger. During the fourth quarter, license revenues significantly declined which caused an overall 15% decrease in annual license revenues as compared to the previous year. The Company believes this decline is attributable to the impact of the Merger on customer buying decisions which may have been delayed pending the integration of Image Sciences and FormMaker's product strategies. The Company's consolidated product strategy was announced subsequent to year end. Maintenance and other recurring revenues increased 24% due to the inclusion of FormMaker's recurring maintenance revenues since the Merger and an increased customer base. Inclusion of FormMaker's results for the full period is expected to significantly increase fiscal 1998 revenues.

     Professional services expense.  The majority of the increase in
     -----------------------------
professional services expense is due to inclusion of FormMaker personnel associated with both the professional and print outsourcing services areas subsequent to the date of the Merger. Print outsourcing services incurred approximately $1.0 million in direct postage and supplies expense which further contributed to the increase. Costs for professional services expense, represented 80% and 65% of professional services revenue for fiscal 1996 and 1997, respectively. The decrease in cost as a percentage of professional services revenue is primarily due to the inclusion of costs related to the Company's biennial user group conference in 1996, higher profit margins earned under a short-term print outsourcing agreement in 1997 and economies of scale of the significantly expanded services operations.

     Product development and support expense.  Product development and support
     ---------------------------------------
expense consists primarily of research and development efforts, amortization of capitalized software costs, customer support, and other product support costs. Product development and support expense increased by 12% in fiscal 1997. Before capitalization and amortization, product development and support expense increased 22%, primarily as a result of the development efforts related to operations acquired in the Merger and the addition of significant resources focused on research activities to expand the Company's product offerings.

     Selling and marketing expense.  Selling and marketing expense increased 35%
     -----------------------------
primarily as a result of inclusion of operations acquired in the Merger and increased commissions. Sales commissions associated with increased sales increased principally as a result of commissions on professional services contracts executed subsequent to the date of the Merger.

     General and administrative expense.  General and administrative expense
     ----------------------------------
increased 80% due primarily to inclusion of operations acquired in the Merger, profit-based performance bonuses, and costs associated with the Merger. Profit-based performance bonuses increased due to achievement of performance and financial goals.

     Merger-related charges.  One-time Merger-related charges aggregating
     ----------------------
$21.4 million consist of acquired in-process technology, compensation charges, and other Merger-related charges. Acquired in-process technology of $13.5 million was charged to expense on the closing date of the Merger. Merger-related compensation and other related charges of approximately $7.9 million relate to the repurchase of options and the creation of a new measurement date for outstanding options converted to options to purchase Class B common stock.

     Other income, net.  Other income, net decreased 11% due primarily to
     -----------------
increased interest expense charges. Interest income increased 15% due to significant cash, cash equivalents, and short-term investments held by the Company until $8.0 million was distributed in cash to stockholders and option holders concurrent with the Merger. Interest expense increased 82% because of debt assumed in the Merger.

     Provision for income taxes (benefit).  The Company's effective tax rate for
     ------------------------------------
the year ended July 31, 1996 was approximately 37%. The Company recorded a tax benefit related to its net loss for the year ended July 31, 1997 of 7%. This rate differs from the 1996 effective tax rate due primarily to the in-process technology charge which was not deductible for tax purposes.

     Net income (loss).  Non-recurring Merger-related charges of approximately
     -----------------
$21.4 million resulted in a net loss of $16.1 million in 1997. Excluding Merger-related charges, income before taxes increased 13% from 1996 primarily as a result of increased revenues.

Fiscal Year Ended July 31, 1995 Compared to Fiscal Year Ended July 31, 1996

     Revenues.  Total revenues increased 6% primarily as a result of increased
     --------
maintenance revenues and professional services revenues. Maintenance revenues increased 8% in fiscal 1996 due to an expanding customer base and retention of existing customers. Professional services revenues increased 40% as a result of a significant increase in consulting revenues and revenue generated from the Company's biennial user group conference. License revenues decreased slightly due to a decrease in international software license revenues, partially offset by an 8% increase in North American license revenues. The Company terminated its most significant European distributor agreement in fiscal 1995, and did not replace the European distributor until fiscal 1996.

     Professional services expense.  Professional services expense increased
     -----------------------------
39%, but remained constant at 80% of professional services revenue for fiscal 1995 and 1996. Professional services expense included an increase in expense related to costs associated with the Company's biennial user group conference, offset by more efficient management of the Company's consulting resources.

     Product development and support expense.   The 11% increase in product
     ---------------------------------------
development and support expense was a result of increased staffing, a decrease in capitalizable software costs, an increase in software amortization, and costs related to a continued focus on customer support of the Company's expanding customer base. Product development and support expense before capitalization and amortization increased 6% as a result of increased staffing to sustain new product development and to enhance and maintain existing products. Software capitalization decreased due to increased research of new technologies, and focusing development efforts on more efficient methods of maintaining existing products. These efforts are not eligible for capitalization. Amortization of capitalized software increased due to the release of several new client/server products at the end of fiscal 1995.

     Selling and marketing expense.  Selling and marketing expense decreased
     -----------------------------
15% primarily as a result of decreased staffing and related travel costs. The decreased staffing relates to several unfilled sales and sales management positions. These decreases were partially offset by an increase in international expatriate expenses. In September 1995, the Company transferred one employee to the United Kingdom to assume a sales support function.

     General and administrative expense.  General and administrative expense
     ----------------------------------
increased 3% as a result of increases in corporate office rent and profit-based bonuses, partially offset by decreased legal costs. Rent expense increased due to the renegotiation of the Company's corporate office lease, which included an approximate 3,000 square feet expansion. Profit based bonuses increased due to a 15% increase in net income before taxes. Legal costs associated with two outstanding lawsuits decreased significantly.

     Other income, net.  Other income, net increased $212,000 as a result of a
     -----------------
60% increase in interest income due to a significant increase in cash, cash equivalents, and short-term investments. Additionally, interest expense decreased 48% because of the scheduled January 1996 principal installment payment and the March 1996 retirement of all outstanding subordinated debentures.

     Provision for income taxes.  Effective tax rates for the years ended
     --------------------------
July 31, 1995 and 1996 were approximately 37% each year. These rates differ from the Federal statutory rate due primarily to state income taxes. The Company used the remainder of its net operating loss carryforward in fiscal 1995 and used a portion of its outstanding tax credits to offset its current tax liability in fiscal 1996.

     Net income.  Net income increased 16% due to the 6% increase in revenues
     ----------
and a $212,000 increase in other income, while expenses only increased 5%.

Unaudited Pro Forma Combined Operating Results of the Company
-------------------------------------------------------------

     The following is a supplemental comparison of the unaudited pro forma combined operating results of the Company assuming the acquisition of FormMaker occurred on August 1, 1995. The supplemental information presented below, expressed in dollars and as a percentage of total revenues for the periods indicated, has been derived from the consolidated financial statements of the Company and the consolidated financial statements of FormMaker. For periods prior to May 15, 1997 the Company, Image Sciences, and FormMaker were not under common control or management and, as a result, the selected unaudited pro forma combined financial information is not necessarily indicative of or comparable to the operating results that would have occurred had the Merger occurred as of or at the beginning of the period presented or that will occur in the future.

                                                                                            THREE MONTHS ENDED
                                                      YEAR ENDED JULY 31,                      OCTOBER 31,
                                                 ------------------------------        ---------------------------
                                                    1996               1997               1996              1997
                                                  PRO FORMA          PRO FORMA          PRO FORMA          ACTUAL
                                                 -----------        -----------        -----------        --------
                                                                           (IN THOUSANDS)
    REVENUES:
    Professional services.................         $12,197           $  20,828            $4,522           $ 6,688
    License...............................           7,838               8,153             2,327             1,576
    Maintenance and other recurring.......           7,292               9,435             2,173             2,582
                                                   -------           ---------            ------           -------
       Total revenues.....................          27,327              38,416             9,022            10,846
                                                   -------           ---------            ------           -------
    EXPENSES:
    Professional services.................          10,536              16,547             3,480             4,842
    Product development and support.......           6,017               6,836             1,626             1,878
    Selling, general and administrative...          10,127              11,450             3,091             2,767
                                                   -------           ---------            ------           -------
       Total expenses.....................          26,680              34,833             8,197             9,487
                                                   -------           ---------            ------           -------
       Operating income...................             647               3,583               825             1,359
    Other expense, net....................             402                 690               132               156
                                                   -------           ---------            ------           -------
       Income before income taxes.........             245               2,893               693             1,203
    Provision for income taxes............             163               1,179               379               484
                                                   -------           ---------            ------           -------
       Net income.........................         $    82           $   1,714            $  314           $   719
                                                   =======           =========            ======           =======

                                                                                              THREE MONTHS ENDED
                                                         YEAR ENDED JULY 31,                      OCTOBER 31,
                                                   ------------------------------       ----------------------------
                                                     1996                  1997            1996                1997
                                                   PRO FORMA            PRO FORMA        PRO FORMA            ACTUAL
                                                   ---------            ---------       ----------            ------
                                                             (AS A PERCENT OF TOTAL REVENUES)
    REVENUES:
    Professional services...................            44%                 54%               50%               62%
    License.................................            29                  21                26                14
    Maintenance and other recurring.........            27                  25                24                24
                                                   -------             -------           -------           -------
       Total revenues.......................           100                 100               100               100
                                                   -------             -------           -------           -------
    EXPENSES:
    Professional services...................            39                  43                39                45
    Product development and support.........            22                  18                18                17
    Selling, general and administrative.....            37                  30                34                26
                                                   -------             -------           -------           -------
       Total expenses.......................            98                  91                91                88
                                                   -------             -------           -------           -------
       Operating income.....................             2                   9                 9                12
    Other expense, net......................             1                   2                 1                 1
                                                   -------             -------           -------           -------
       Income before income taxes...........             1                   7                 8                11
    Provision for income taxes..............             1                   3                 4                 4
                                                   -------             -------           -------           -------
       Net income...........................             0%                  4%                4%                7%
                                                   =======             =======           =======           =======

Three Months Ended October 31, 1996 (on a Pro Forma Basis) Compared to Three Months Ended October 31, 1997

     Revenues.  Pro forma total revenues increased by 20% due primarily to
     --------
a 48% increase in professional services revenues. The increase in professional services revenues, on a pro forma basis, was due to an increased penetration of the utility market and significant print outsourcing revenues, including approximately $450,000 of revenues related to one short-term contract, generated during the three months ended October 31, 1997. Pro forma maintenance and other recurring revenues increased by 19% due to an increase in the Company's installed base of customers. Pro forma license revenues decreased 32% due primarily to a decrease in license revenues generated through PMSC. The decrease was partially offset by an increase in license revenues generated from customers in the utility industry.

     Professional services expense.  The increase in professional services
     -----------------------------
expense of 39% on a pro forma basis is primarily due to increased personnel costs and travel costs associated with expansion of professional services and direct costs related to the increased print outsourcing services business. Professional services expense, on a pro forma basis, represented 77% and 72% of pro forma professional services revenues for the three months ended October 31, 1996 and 1997, respectively. The decrease in cost as a percentage of pro forma professional services revenues was primarily due to economies of scale of the expanded operations, the generation of a smaller percentage of business through third-party distributors, and higher profit margins earned under a short-term print outsourcing contract.

     Product development and support expense.  For the three-month period
     ---------------------------------------
ended October 31, 1997, pro forma product development and support expense increased 15%, but decreased as a percent of pro forma revenues from 18% to 17% as the combined companies continued to commit significant resources to development efforts, including the integration of existing products with the Internet to provide an enterprise-wide Internet solution, further development of systems for use in industries such as utility and financial services, and development of new software products utilizing object-oriented technology, and to support their existing product lines.

     Selling, general and administrative expense.  Pro forma selling, general
     -------------------------------------------
and administrative expense for the three-month period ended October 31, 1997 decreased 10%. As a percentage of pro forma revenues, these expenses decreased to 26% for the three months ended October 31, 1997 from 34% for the three months ended October 31, 1996. The Company attributes the decrease in aggregate expenses and expense as a percentage of revenues to the elimination of certain financial and executive level personnel as a result of the Merger and decreased commissions due to third parties because a smaller percentage of revenues were generated through third-party distributors.

     Provision for income taxes.  The pro forma effective tax rates for the
     --------------------------
three months ended October 31, 1996 and 1997 were approximately 55% and 40%, respectively. These rates differ from the federal statutory rate because a portion of goodwill amortization is not deductible for federal income tax purposes. The effective tax rate decreased for the three months ended October 31, 1997 because the non-deductible goodwill amortization charges represented a smaller portion of net income.

     Net income.  On a pro forma basis, net income increased 129% due
     ----------
primarily to a 20% increase in revenue, partially offset by a 16% increase in expense.

Fiscal Year Ended July 31, 1996 (on a Pro Forma Basis) Compared to Fiscal Year Ended July 31, 1997 (on a Pro Forma Basis)

     Revenues. Revenues increased 41% on a pro forma basis due primarily to a
     --------
71% increase in professional services revenues. Pro forma professional services revenues increased due to significant increases in consulting and implementation services to the insurance and utility industries. License revenues increased by 4% on a pro forma basis as increases in license revenues to the utility industry were mostly offset by a decline in revenues generated though the PMSC relationship. Maintenance revenues increased 29% on a pro forma basis due to an expanded number of customers utilizing the combined companies' product offerings.

     Professional services expense.  Pro forma professional services expense
     -----------------------------
increased 57% due primarily to increased staffing and related costs as the professional services organizations were expanded. Professional services expense, on a pro forma basis, represented 86% and 79% of professional services revenues for the years ended July 31, 1996 and 1997, respectively. The decrease in cost as a percentage of professional service revenues is due primarily to inclusion of costs related to the Company's biennial user group conference in 1996, efficiencies achieved as the professional services organization expanded and improved profit margins earned under a short-term print outsourcing contract during the fourth quarter of fiscal 1997.

     Product development and support expense.  On a pro forma basis, product
     ---------------------------------------
development and support expense increased by 14% as the Company continued to develop new technologies and enhance and update its existing product offerings. As a percentage of pro forma revenues, product development and support expense decreased to 18% for the year ended July 31, 1997 from 22% for the year ended July 31, 1996 as a result of increased economies of scale from combined operations.

     Selling, general and administrative expense.  Pro forma selling, general
     -------------------------------------------
and administrative expense increased 13%. As a percentage of pro forma revenues, these expenses decreased to 30% for the year ended July 31, 1997 from 37% for the year ended July 31, 1996 as a result of increased economies of scale from higher revenues and the fourth quarter impact of combined operations. The Company attributes the aggregate increase primarily to selling costs related to a significant increase in revenues.

     Provision for income taxes.  The pro forma effective tax rates for the
     --------------------------
years ended July 31, 1996 and 1997 were approximately 67% and 41%, respectively. These rates differ from the federal statutory rate due primarily to non-deductible goodwill amortization. The non-deductible charges represented a smaller portion of net income in fiscal 1997 which caused the pro forma effective tax rate to decrease.

     Net income.  Net income on a pro forma basis increased by approximately
     ----------
$1.6 million due primarily to a 41% increase in revenues, partially offset by a 31% increase in operating expenses and a 72% increase in other expense.

UNAUDITED QUARTERLY RESULTS

     Set forth below are selected unaudited consolidated statements of operations data for the quarter ended October 31, 1997 and the four quarters of fiscal 1997, on a pro forma basis, assuming the Merger had been completed on August 1, 1996. See "Unaudited Pro Forma Combined Statement of Operations."

                                                    THREE MONTHS ENDED
                              ---------------------------------------------------------------
                              OCTOBER 31,   JANUARY 31,     APRIL 30,   JULY 31,    OCTOBER 31,
                                 1996          1997            1997       1997         1997
                               PRO FORMA     PRO FORMA     PRO FORMA   PRO FORMA      ACTUAL
                              -----------   -----------   -----------  ---------    ----------
                                                         (IN THOUSANDS)
Total revenues..............       $9,022       $9,739         $9,255    $10,400      $10,846
Operating income............          825          777            656      1,325        1,359
Income before income taxes..          693          608            512      1,080        1,203
Net income..................          314          386            325        689          719

     For periods prior to May 15, 1997, the Company, Image Sciences, and FormMaker were not under common control or management and, as a result, the unaudited pro forma combined statement of operations is not necessarily indicative of or comparable to the operating results that would have occurred had the Merger occurred as of or at the beginning of the period presented or that will occur in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data," the Consolidated Financial Statements of the Company and the Notes thereto and the Consolidated Financial Statements of FormMaker and the Notes thereto, appearing elsewhere in this prospectus. The Company has experienced and may in the future continue to experience fluctuations in its quarterly operating results due to the fact that sales cycles, from initial evaluation to purchase, vary substantially from customer to customer.

LIQUIDITY AND CAPITAL RESOURCES

     At October 31, 1997, cash and cash equivalents were $1.4 million. Cash flow generated by operations was $6.0 million in fiscal 1997 and $1.3 million in the three months ended October 31, 1997. Cash flow provided by (used in) investing activities was $5.5 million in fiscal 1997 and ($636,000) in the three months ended October 31, 1997. Cash flow provided by investing activities in fiscal 1997 was primarily related to the liquidation of short-term investments to fund the $8.0 million distribution to security holders concurrent with the Merger.

     Working capital was $1.6 million at July 31, 1997, compared with $900,000 at October 31, 1997. The decrease in working capital was primarily due to repayments made on the Company's long-term revolving credit facility.

     In connection with the Merger, the Company assumed a $10.0 million revolving credit facility from FormMaker, of which $6.4 million was available at October 31, 1997. At October 31, 1997, borrowings under this credit facility totaled $3.6 million at a weighted average interest rate of 7.8%.

     The credit facility was renegotiated in September 1997. Under the new agreement, $3.5 million bears interest at the bank's prime rate less 0.25%, or 8.25% as of October 31, 1997. The remaining $6.5 million bears interest at the bank's prime rate of 8.50% as of October 31, 1997 and is collateralized by substantially all of the Company's assets. Approximately $6.5 million of the credit facility may be converted in September 1998 into a term loan provided that the Company has given the bank thirty days' written notice and is not in default. The principal balance of the term loan is payable in twenty-four monthly installments. The $3.5 million portion of the credit facility is due and payable in March 1999. Borrowings under the credit facility are utilized primarily for working capital.

     In addition, Safeguard, Technology Leaders II and Technology Ventures Third Corp. loaned the Company $3.0 million in the form of subordinated notes concurrent with the Merger. The notes bear interest at prime plus 1.0%, or 9.5% as of October 31, 1997, and are due in full at the earlier of the closing of a public offering yielding net proceeds to the Company in excess of $13.0 million and May 15, 2000. The notes are unsecured obligations of the Company and are subordinated to all senior debt.

     In connection with the Merger, the Company assumed two notes payable to Safeguard, in the original amounts of $350,000 and $275,000. Monthly principal payments aggregating approximately $16,000 plus accrued interest are due for thirty-six months commencing February 1, 1997. These notes bear interest at prime plus 1.0%, or 9.5% as of October 31, 1997.

     The Company's liquidity needs will arise primarily from funding the continued development, enhancement, and support of its software offerings, and the selling and marketing costs associated principally with continued entry into new vertical and international markets. The Company's business is not capital intensive and capital expenditures in any given year are ordinarily not significant.


     The Company currently anticipates that the net proceeds received by the Company from this offering, together with amounts available under its existing credit facility, cash generated from operations and existing cash balances will be sufficient to satisfy its operating cash needs for at least twelve months following this offering.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share", which is required to be adopted for fiscal periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options and warrants will be excluded. The computation of fully-diluted earnings per share is not expected to be significantly different.

     If the Company had computed earnings per share in accordance with the provisions of SFAS 128 for the year ended July 31, 1997 and the three months ended October 31, 1997, the basic and diluted earnings per share amounts would be the same as earnings per share presented on the Consolidated Statements of Operations.

     Also during 1997, the FASB issued pronouncements relating to the presentation and disclosure of information related to the Company's capital structure, comprehensive income and segment data. The Company is required to adopt the provisions relating to capital structure for the year ending July 31, 1998, if applicable, and the provisions of the other pronouncements, if applicable, for the year ending July 31, 1999. The adoption of these pronouncements will not have an impact on the Company's financial position and results of operations but may change the presentation of certain of the Company's financial statements and related notes and data thereto.

     In October 1997, the Accounting Standards Executive Committee issued Statement of Position No. 97-2, Software Revenue Recognition ("SOP 97-2") that Statement of Position No. 91-1, "Software Revenue Recognition." SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The Company believes the adoption of this statement will not have a material effect on the Company's financial position or results of operations.

                                   BUSINESS

GENERAL

     DocuCorp develops, markets and supports a portfolio of open-architecture, enterprise-wide document automation software products that enable its customers to produce complex, high volume, customized documents. In addition, the Company provides document automation consulting and applications integration services through a 145-person service organization. The Company also provides document processing and printing services which utilize the Company's software to provide solutions for handling high volume, complex print, finish and mailing for customers who outsource this activity.

     DocuCorp software products support leading hardware platforms, operating systems, printers and imaging systems. These products are designed to create, publish and store documents such as insurance policies, utility statements, telephone bills, bank and mutual fund statements, invoices, direct mail correspondence, bills of lading and other customer oriented documents. The Company currently has an installed base of approximately 700 customers. The Company believes it is the leading provider of document automation software and services for the insurance industry to customers including Prudential Insurance Company of America, Continental National Assurance (CNA) and American International Group (AIG). More than half of the 200 largest insurance companies in North America use the Company's software products and services, including seven of the ten largest life and health insurance companies and nine of the ten largest property and casualty insurance companies. The Company believes it has also become a leading provider of document automation software and services for companies in the utility industry, and that most of the new adoptions of automated customer billing software during calendar 1997 were licenses of the Company's products. Key utility customers include Southern Company Services, Inc. and Consolidated Edison of New York, Inc. The Company also has customers in the financial services, higher education, telecommunications, and transportation industries, including Royal Bank Financial Group, University of Texas, Polkomtel S.A., and Yellow Technology Services, Inc.

DOCUMENT AUTOMATION INDUSTRY

     Document automation is critical to corporations as they endeavor to increase revenue, improve customer service and reduce costs. Companies can increase revenue by using document automation to produce high volume one-to-one documents such as customer statements that cross-sell additional products and services. Document automation enables companies to provide better customer service by:

     .    creating more attractive, easier to read documents,
     .    producing more accurate documents,
     .    minimizing the time it takes to produce and deliver documents, and
     . providing customer service personnel with immediate access to the electronically archived documents.

At the same time, document automation reduces the cost of personnel, printing, and storage.

     Certain recent trends have accelerated the growth of the document automation industry. Deregulation of industries such as insurance, utility and financial services has resulted in increased competition and caused participants in such industries to focus more closely on customer service. This has increased the demand for documents with greater customization to create one-to-one documents personalized to each customer with more visual appeal. Rapid technological advances such as client/server architecture and the Internet, emergence of the WindowsNT operating systems, and evolving standards such as Microsoft's Active-X, Microsoft's ODBC and Sun Microsystems' Java have expanded the benefits that businesses can derive from document automation. Additionally, the emergence of call centers has increased the demand for access to and automation of customer communications. As a result, an increasing number of companies are employing innovative comprehensive document automation processes.

     The same advances that have enhanced the benefits of document automation, however, have rendered the development and implementation of document automation products increasingly complex. As a consequence, businesses are increasingly outsourcing some of their document automation requirements to skilled and experienced providers such as the Company.

THE DOCUMENT LIFE CYCLE

     The Company believes that the life cycle of a document is divided into three general phases (creation/capture, publishing and storage/archive), linked together by document management and workflow software. The Company believes that its expertise in all phases of the document life cycle constitutes an important competitive advantage.

     The Company's view of the document life cycle is illustrated in the following diagram:



[A graphic appears under the heading "The Document Life Cycle" that depicts the life of a document from left to right (i) beginning with the creation/capture phase, which is depicted by a personal computer, with a scanner and a word processor leading into the creation/capture phase from above, (ii) moving to the publishing phase, which is depicted by a person holding a document, with data flowing into the document from above, leading to a high speed printer and printed customized documents below, and (iii) ending with the storage/archive phase, which is depicted by a person holding a document, leading to a disk representing imaging systems and a computer terminal representing retrievable and viewable customized documents below.]



DOCUMENT MANAGEMENT AND WORKFLOW SOFTWARE LINKS THE CREATION/CAPTURE, PUBLISHING AND STORAGE/ARCHIVE PHASES OF THE DOCUMENT LIFE CYCLE.

Creation/Capture
----------------

     In this phase of the life cycle, documents are rendered in a digital form. Documents can be created by using word processing software packages or tools such as Microsoft Word, Elixir and Corel that have been designed specifically to facilitate the composition of commonly used documents such as letters and forms. Today, documents are created by employees throughout an organization from the central or home office, in branch offices or in remote locations.

     Alternatively, existing paper documents that were created on a typewriter or other non-electronic source or that came into the organization from third parties can be input into the organization's computer network by means of scanning devices. Scanning devices convert paper documents into a digitized format. Scanned documents are generally stored and managed separately from documents created by word processors or other internal applications, principally because their formats are different. The Company's products create forms from both of these sources.

     Once a document is in digital form, it is then readily available for common applications such as transmission over E-mail, storage on local computers and printing on desktop printers. Documents vary significantly in complexity, ranging from simple letters or forms to multi-page forms, brochures or booklets containing text, charts and statistical tables requiring sophisticated pagination. The digitized form can also be used for more complex, high-volume publishing applications such as insurance policies and billing statements. The Company's products create or prepare digitized forms that can accept variable data and output to high-speed printers.

Publishing
----------

     In this phase of the life cycle, appropriate digital data and forms are selected from multiple sources and formats. The information is dynamically assembled into complex documents. Variable data is integrated through software to produce customized documents which are then simultaneously printed for customer distribution and archived as corporate assets for future use. The Company focuses its publishing software products and services exclusively on these customized and high volume publishing activities. While the basic logistical procedures are generally similar in every publishing activity, in customized and high volume publishing activities software is required to coordinate large amounts of variable information such as customer name, transaction history, and dynamically generated graphs. The Company has developed software logic that allows its products to attain what it believes to be one of the highest volume capabilities available in the market today.

Storage/Archive
---------------

     In the storage/archive phase of the life cycle, the document is stored in either a digitized or electronic print format for future use. Documents and information are presented most efficiently through software to storage devices that range in their sophistication from local computer disk drives to complex computer storage equipment having varying capacity and data accessing capabilities. The Company has developed products that enable an organization to automatically index documents as they enter storage and place the documents in an archived format to permit expedient retrieval, viewing and reprint. Furthermore, the Company's products accept data in both digital and print stream format, and support leading imaging systems such as FileNET and IBM's Visual Info.

Management and Workflow Software
--------------------------------

     Underlying all three phases of the document life cycle is the requirement to manage the way in which documents and data move within the life cycle and the corporation. This is currently accomplished within organizations through various E-mail software products like Lotus cc:mail, groupware like Lotus Notes by IBM, network software like Novell NetWare, document management software like Documentum and workflow products like FileNET. Externally, organizations are increasingly using the Internet to transmit such correspondence. To date, these systems are primarily departmental in nature and are an incomplete way to manage enterprise-wide documents and publications. The Company currently provides products for document routing, network and host connectivity and Internet access, and intends to develop or acquire document management and workflow companies, products or technology in the future.

GROWTH STRATEGY

     The Company's strategy for growth consists of the following:

     Leveraging Existing Customer Relationships. The Company has an installed
     ------------------------------------------
base of approximately 700 customers. Increasingly, the Company's customers are expanding or upgrading their document automation solutions, which provides a market for additional products and services from the Company. Most of the Company's large insurance customers originally licensed software, but contracted for few services. Since the Company has substantially expanded its services capacity, it anticipates that the existing customer base could be a significant source of future services revenue for the Company. Recently introduced and planned products and services can also be provided to the Company's current customers as follow-on sales.

     Expanding Professional Services. The Company is expanding its document
     -------------------------------
automation consulting and applications integration services to assist with new and existing document automation applications. The Company also is pursuing outsourcing of customers' document automation operations with on-site Company personnel or through processing of customers' documents at the Company's Atlanta processing and print facility.

     Entering New Vertical Markets. The Company believes it is the leading
     -----------------------------
provider of document automation software and services for the insurance industry and has become a leader in the utility industry. The Company is targeting vertical market expansion in the financial services, higher education, telecommunications, and transportation industries, in each of which customers have previously purchased and installed the Company's software. These industries, like insurance and utility, have an increasing need for customized documents to be produced in very large volumes in order to communicate effectively with their customers.

     Developing and Enhancing New Technologies. The Company's product
     -----------------------------------------
development efforts are focused on developing new products as well as enhancing and broadening its current software product offerings. New DocuCorp products and solutions will continue to emphasize state-of-the-art object-oriented technologies, WindowsNT platform development, and intranet/Internet capabilities and enablement. During calendar 1998, the Company expects to introduce new software products utilizing object-oriented platform independent technology, with migration and upgrade paths for users of existing products.

     Expanding Internationally. Approximately 4% of the Company's pro forma
     -------------------------
combined revenues came from customers outside of North America in fiscal 1997. DocuCorp plans to expand its international customer base primarily by cultivating its international distribution alliance and through direct sales. The Company also intends to leverage its existing international customer base, particularly by selling professional services to customers who previously have licensed software from the Company. DocuCorp intends to continue increasing the number of sales and services professionals domiciled internationally.

     Pursuing Acquisitions and Strategic Alliances. The Company intends to
     ---------------------------------------------
pursue acquisitions of other document production, management, workflow and archival companies, products or technologies. In addition, as the Company expands in its targeted vertical markets, the Company intends to enter into additional strategic alliances for sales and marketing in such markets. The Company believes that new technical skills, expanded product functionality, a broader client base, and an expanded geographic presence may result from these activities.

PRODUCTS AND SERVICES

     The Company offers a portfolio of scalable, high performance document automation software products. The Company also has one of the largest professional services organizations in the industry, and the facilities to outsource document production using the Company's technology and expertise.

Document Automation Software
----------------------------

     The Company implements document automation software products that enable customers to produce high-volume, customized documents. The Company's software solutions include multi-platform, enterprise-wide processing products addressing each phase of the life cycle of a document. The Company's philosophy of open architecture and support of industry standards enables its customers to select software and hardware from other leading vendors and integrate them with DocuCorp products.

     Currently, the Company offers two different product lines, each of which addresses all phases of the document life cycle. One product line, based on the Company's DocuFlex architecture, is best suited for those customers who require high-volume document assembly and production at extremely high speed. The second product line, based on the Company's Document Automation Platform (DAP) architecture, features the ability to easily add customized enhancements and offers greater flexibility for volume document assembly and production. These two product lines have been organized into the following four primary categories, each comprised of either a DocuFlex or DAP line of products. During calendar 1998, the Company expects to introduce new software products utilizing object-oriented platform independent technology, with migration and upgrade paths for users of existing products.

     DocuCorp Creation Solutions. With DocuCorp Creation Solutions, document components (forms, graphs, charts, text) can be created either entirely with the Company's products or more typically by using other leading composition or word processing software, such as Microsoft Word, integrated with DocuCorp Creation Solutions. The Company's open architecture supports a broad range of document creation and capture solutions. DocuCorp Creation Solutions run primarily on personal computers under Microsoft Windows. License revenues from the Company's software products in the Creation Solutions category accounted for approximately 8% and 5% of the Company's total license revenues in fiscal 1997 (on a pro forma basis) and the quarter ended October 31, 1997, respectively.

     DocuCorp Publishing Solutions. DocuCorp Publishing Solutions are designed to handle production of large volumes of documents, large numbers of forms, complex document assembly requirements, customization of each document, multiple recipients with unique requirements, and interfacing with existing databases and application programs. DocuCorp Publishing Solutions have the flexibility to dynamically compose highly tailored documents, each based on custom publishing rules such as unique pagination. Alternatively, the Company's products attain industry leading throughput by utilizing the Company's proprietary software logic encompassing print-ready images to be merged with variable data for high-volume complex documents like complete insurance policies. DocuCorp Publishing Solutions provide forms fill, data merge, document assembly, dynamic formatting and graph generation, centralized and decentralized printing on most leading laser printers, interactive and batch processing and electronic output and a variety of other features and functions. DocuCorp Publishing Solutions run on mainframes primarily under MVS, and on client/server platforms under Microsoft WindowsNT, Microsoft Windows, IBM OS/2, and UNIX. License revenues from the Company's software products in the Publishing Solutions category accounted for approximately 63% and 57% of the Company's total license revenues in fiscal 1997 (on a pro forma basis) and the quarter ended October 31, 1997, respectively.

     DocuCorp Archival Solutions. DocuCorp Archival Solutions store published documents electronically so that they can be viewed, used and reused throughout the organization. Retrieval features enable immediate access to documents for applications like processing claims, referencing enterprise-wide legal or regulatory documentation, or speeding customer service operations at call centers. DocuCorp Archival Solutions can be implemented as stand-alone systems or integrated with leading imaging systems such as FileNET. DocuCorp Archival viewing software runs under Windows, and Archival server software runs on MVS, IBM OS/2, and UNIX. License revenues from the Company's software products in the Archival Solutions category accounted for approximately 21% and 30% of the Company's total license revenues in fiscal 1997 (on a pro forma basis) and the quarter ended October 31, 1997, respectively.

     DocuCorp Management Products. DocuCorp Management Products currently provide Internet document services, network and host connectivity, and document routing. As enterprises expand, there is a greater need for control over documents and the ability to move documents across the enterprise. License revenues from the Company's software products in the Management Products category accounted for approximately 8% of the Company's total license revenues in both fiscal 1997 (on a pro forma basis) and the quarter ended October 31, 1997. The Company intends to develop or acquire additional document management products in the future.

     As an additional service to its customers, the Company also provides the tools and utility programs to customize, interface, maintain, and develop DocuCorp document automation implementations. The latest object-oriented technologies, including use of Active-X, Java, ODBC and Visual Basic compatibility, make it easier to customize installations and interfaces. The Company has not generated, nor does it anticipate that it will generate, material revenues from these tools and utility programs.

Professional Services
---------------------

     The Company offers both document automation consulting and applications integration together with print outsourcing services to its customers. At December 31, 1997, the Company employed approximately 145 professional service personnel, which represents one of the largest services organization in the document automation software industry. The Company's professional services personnel have experience across many industries and document automation applications.

     Consulting. The Company offers a broad range of consulting services related to document automation. A majority of the Company's professional services consulting revenues are derived from implementation, integration and custom development of the Company's software products. The Company also derives professional services consulting revenues from education and training services, and electronic document library development. The Company's professional services group works with clients to develop and define document automation strategies and to provide a complete package of software customization and implementation services. Training classes are available to assist clients with implementing technology and applications. Educational offerings are available in standardized and customized formats. A substantial majority of the Company's consulting services are related to DocuCorp Publishing Solutions.

Consulting services accounted for approximately 36% of the Company's total revenues in both fiscal 1997 (on a pro forma basis) and the quarter ended October 31, 1997.

     Print Outsourcing Services. The Company offers document processing and print outsourcing services which utilize the Company's software to provide solutions for handling high volume, complex print, finish, and mailing requirements. The Company operates a print production center in Atlanta which, using data received electronically from customers, employs high volume printers and mail handling equipment to produce insurance policies, billings and other customer mailings, and bundles the output for bulk mailings. A portion of these services have historically been performed pursuant to a processing agreement which has now been terminated. See "--Sales and Marketing--Relationship with Third-party Distributor." Print outsourcing accounted for approximately 18% and 26% of the Company's total revenues in fiscal 1997 (on a pro forma basis) and the quarter ended October 31, 1997, respectively.

PRODUCT DEVELOPMENT

     The Company has made and expects to continue to make substantial investments in research and product development. Product development efforts increased substantially in the first quarter of fiscal 1998 as a result of the Merger. During the second half of calendar 1998, the Company expects to introduce new software products utilizing object-oriented technology, with migration and upgrade paths for users of existing products. Other new product development efforts include the integration of existing products with the Internet to provide access to documents through the Internet and further development of systems for use in vertical industries such as utility and financial services.

     The Company has committed substantial resources to product development. Historically, the Company has made new releases of software approximately every 12 months. As of December 31, 1997, the Company employed approximately 65 technical personnel engaged in product development. The product development process is a cooperative effort between customers and the Company. Early review of functionality specifications, prototypes and demonstrations allows for the incorporation of customer suggestions and comments in parallel with management review of the process internally. DocuCorp has a formal planning process for new software products as well as software upgrades and maintenance releases to ensure product quality, timeliness of releases and meeting or exceeding customer expectations. In fiscal 1996, fiscal 1997, and the first quarter of fiscal 1998, the Company's software development expenses were approximately $2.4 million, $3.2 million, and $1.5 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations."

CUSTOMERS

     The Company generally markets to large and mid-size organizations that have a need for integrated solutions for the high volume production of customized documents. Currently, the majority of the Company's revenue is generated from the insurance industry. Approximately 70% of the Company's pro forma total revenues for the year ended July 31, 1997 and 73% of total revenues for the three months ended October 31, 1997 were derived from the insurance industry.
Of these revenues, 21% of pro forma total revenues for the year ended July 31, 1997 and 16% of total revenues for the three months ended October 31, 1997 were derived from one customer, Prudential Insurance Company of America. Over half of the largest 200 insurance companies in North America use the Company's products and services, including seven of the ten largest life and health insurance companies and nine of the ten largest property and casualty insurance companies. The Company believes it has the largest installed document automation customer base in the insurance industry. During calendar 1997, 14 utility companies in North America licensed the Company's products. In addition to the insurance and utility industries, the Company is targeting vertical markets including the financial services, higher education, telecommunications and transportation markets, in each of which industry customers have purchased and installed the Company's software. Unlike many other software vendors, the Company's principal contact at customer organizations is generally not an MIS or information technology officer, but rather the customer service or marketing departments that will use the Company's products. As a result, the Company does not always compete with other technological priorities being considered by a customer's MIS department.

     Set forth below is a representative list of customers of the Company in the various industries in which the Company markets its products and services:

     INSURANCE
     ---------
     Prudential Insurance Company of America
     American International Group (AIG)
     Continental National Assurance (CNA)

     UTILITY
     -------
     Southern Company Services, Inc.
     Consolidated Edison of New York, Inc.

     FINANCIAL SERVICES
     ------------------
     Royal Bank Financial Group
     ABN-AMRO Bank N.V.

     HIGHER EDUCATION
     ----------------
     University of Texas
     San Francisco State University

     TELECOMMUNICATIONS
     ------------------
     Polkomtel S.A.
     Airtel

     TRANSPORTATION
     --------------
     Yellow Technology Services, Inc.
     Wisconsin Department of Transportation

REPRESENTATIVE CUSTOMER APPLICATIONS

     Set forth below are representative customer applications of the Company's products and services by the Company's customers:

     Insurance Policy Production.  One of the largest property and casualty
     ---------------------------
insurance companies in the Midwest uses DocuCorp software to automate its policy production for Commercial Automobile, Umbrella Liability, Personal Lines, and other lines of business. The customer initially licensed one copy of the DocuCorp Publishing Solutions in 1986, primarily because the software was capable of assembling and printing large volumes of documents, which resulted in significant cost savings. The cost savings were realized principally through reduction of third-party printing costs, personnel, inventory of obsolete forms, and warehouse space. In 1993, the customer expanded its license to a North American enterprise-wide license for DocuCorp Creation, Publishing and Archival Solutions and Management Products. Today, the customer uses DocuCorp document automation software enterprise-wide, generating hundreds of millions of insurance policy pages annually. DocuCorp's open architecture enables the customer to use many forms-composition and word processing packages to develop thousands of template forms and to maintain multiple large electronic forms libraries in its mainframe computer. Insurance policies created by DocuCorp software are printed on Xerox, IBM and Hewlett Packard printers and inserted into envelopes using Gunther International finishing equipment (which reads and relies on bar codes generated by DocuCorp Publishing Solutions).

     Insurance Consulting and Print Outsourcing.  One of the largest insurance
     ------------------------------------------
companies in the United States uses DocuCorp Creation, Publishing and Archival Solutions and Management products to automate its customer communications. The implementation, customization, and integration of each application has been performed by DocuCorp's professional services personnel located at the customer's site. Additionally, the customer uses DocuCorp's Print Center in Atlanta to process, print, and mail selected correspondence. DocuCorp's professional services personnel regularly modify customized software that enables access to variable data, and create or modify forms for new documents. Print volumes vary significantly, but have been as high as 300,000 pages per day.

     Utility Bill Production.  One of the largest utility holding companies in
     -----------------------
the United States uses DocuCorp software and services not only to automate its customer billing statement production, but to individualize each statement for its customers. The utility company uses DocuCorp Creation Solutions to create and edit the format for the billing statement, DocuCorp Publishing Solutions to assemble and print the documents, DocuCorp Archival Solutions to store and access the documents, and DocuCorp Management Products for internally routing documents. This DocuCorp customer produces and archives its customer billing statements and documents for four different power companies, serving approximately 2,000,000 utility customers. Approximately 100,000 documents are produced nightly, including residential bills, industrial bills, commercial summary bills, large print bills, Braille bills, foreign mail bills, postcards, refund checks, and collection correspondence. This DocuCorp customer has indicated that it currently expects to implement similar document automation solutions for a fifth utility company in early 1998, serving an additional 1,600,000 of its customers.

     Transportation Invoices and Bills of Lading.   A major trucking company
     -------------------------------------------
creates invoice forms using Microsoft Word, and uses DocuCorp Creation Solutions to enable the digitized forms to accept variable data and print on high- speed Xerox printers. The customer uses DocuCorp Publishing Solutions to produce customized invoices, and to assemble the invoices with the appropriate supporting bills of lading. The bills of lading are captured through scanners and stored and managed in a FileNET imaging system. DocuCorp software retrieves the appropriate digitized images from the FileNET system, converts them into a format that can be printed on high-speed Xerox printers, and matches bills of lading with the related invoice for printing. Cash collections are accelerated by reducing the processing time for invoices and bills of lading from 10 days to 1 day. Inquiries and disputes are reduced by incorporating the supporting bills of lading with the invoices. In addition, costs are reduced by automating the billing process. DocuCorp was selected to implement the automated document system because its software products can handle the high volume and disparate document formats (i.e. word-processed invoices and scanned bills of lading) required for the application.

SALES AND MARKETING

General
-------

     The Company markets its products through various distribution channels, including direct sales, marketing alliances and distributors. Its sales resources are organized based upon vertical industry markets. At December 31, 1997, the Company employed 24 direct sales and support representatives who operate primarily from Dallas and Atlanta. Sales representatives are compensated principally on a commission basis.

     In the United States, the Company markets its products and services primarily through a direct sales force. Outside of the United States, the Company relies principally on distributor relationships to market its products. Distributor relationships are established in Canada, Europe, South Africa, and Asia. The Company's most significant international distributor relationship is with Continuum (Europe) Limited, which markets to the insurance and financial services industries in Europe and most of Asia. DocuCorp plans to expand its international customer base primarily by cultivating its international distribution alliances and through increasing the number of its direct sales and services personnel domiciled internationally.

     In addition, the Company intends to increase both its product offerings and vertical markets served through marketing, sales and distribution and development relationships with other companies. Formal and informal marketing and sales partnerships currently exist with Xerox, Andersen Consulting, Continuum (Europe) Limited, PMSC, FileNET Corporation, American Management
Systems (AMS), SCT Utility Systems, UMS Inc. and Crain-Drummond, Inc.   These
relationships provide sales leads for the Company's products and services and help extend the Company's sales coverage and networking capabilities.

     Historically, the Company's DocuFlex product line was licensed to customers on a product-by-product basis. In contrast, the entire DAP product line was licensed by customers under one comprehensive software license. The Company's current product marketing methodology represents a change, effective February 1, 1998, from these prior practices. The Company's customers generally license the Company's software products for an upfront license fee. Initial license fees typically range from $75,000 to $250,000. Most customers also enter into maintenance agreements with the Company, which typically provide for annual maintenance fees ranging from 15% to 25% of current license fees. Customers who enter maintenance agreements are entitled to software upgrades, software problem resolutions, and use of the Company's "hotline" providing technical assistance to the software user. The Company generally charges customers for consulting services on a time and materials basis, although certain service assignments are performed on a fixed charge basis. Print outsourcing services are charged on a transaction fee basis.

Relationship with Third-Party Distributor
-----------------------------------------

     A subsidiary of the Company distributes DAP software products to the insurance industry in North America through a marketing agreement with PMSC. A substantial portion of the subsidiary's revenues are generated pursuant to this agreement. Additionally, the subsidiary has granted PMSC the exclusive right to market the DAP software in the property/casualty and life insurance industries. On a pro forma combined basis, revenues from PMSC under this agreement for the year ended July 31, 1997 and revenues for the three-month period ended October 31, 1997 were $10.3 million and $1.8 million, respectively. PMSC can terminate the marketing agreement for any reason by providing 90 days' prior written notice. Unless terminated at an earlier date, the Company intends to allow the marketing agreement to expire on December 31, 1999. When the marketing agreement expires or is terminated, the Company will receive no revenues from new licenses sold through PMSC, and maintenance revenues from PMSC-sourced licensees will be eliminated over a two-year period. PMSC has provided notice of termination of a print outsourcing agreement, effective June 1998. On a pro forma combined basis, revenues from PMSC under the print outsourcing agreement for the year ended July 31, 1997 and revenues for the three-month period ended October 31, 1997 were $5.3 million and $1.7 million, respectively. Although print outsourcing revenues will experience a short-term decline, the Company does not anticipate any meaningful reduction in operating income as a result of such termination.

     PMSC also has a non-exclusive, perpetual, royalty-free, worldwide license to use, execute, copy, or license the DAP software (and derivatives thereof) to third parties. Upon termination of the above-described marketing agreement, PMSC will continue to have the right to use the DAP software and to compete directly with the Company in the insurance industry. PMSC does not have any rights with respect to the Company's existing products other than DAP. Since the Company's future generations of products will be open architecture systems not based upon the DAP product, PMSC will similarly have no rights with respect to future software products developed by the Company.

COMPETITION

     The market for document automation products and services is intensely competitive, subject to rapid change, and significantly affected by new product introductions and other market activities of industry participants. The Company faces direct and indirect competition from a broad range of competitors, many of whom have greater financial, technical and marketing resources than the Company. The Company's principal competition currently comes from (i) systems developed in-house by the internal MIS departments of large organizations and (ii) direct competition from numerous software vendors, including Document Sciences Corporation (which is majority owned by Xerox), M&I Data Services, Mobius Management Systems, Inc., Cincom Systems, Inc. and Group 1 Software, Inc. The Company believes that the principal competitive factors in the document automation software market are product performance and functionality, ease of use, multi-platform offerings, product and company reputation, quality of customer support and service, and price. The degree of competition varies significantly with the stage of the document life cycle being addressed and by vertical market.

     The Company may also face competition from new entrants into the document automation software industry. As the market for document automation software continues to develop, current or potential competitors with significantly greater resources than the Company could attempt to enter or increase their presence in the market either independently or by acquiring or forming strategic alliances with competitors of the Company or otherwise increase their focus on the industry. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's current and prospective customers.

INTELLECTUAL PROPERTY, TRADEMARKS AND PROPRIETARY RIGHTS

     The Company relies primarily on a combination of copyright, distribution software license agreements, trademark and trade secret laws, employee and third-party nondisclosure agreements, and other methods to safeguard its software products. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products or obtain and use information the Company regards as proprietary. While the Company's competitive position may be affected by its ability to protect its proprietary information, the Company believes that trademark and copyright protections are not material to the Company's success.

     The Company's software products are licensed to end-users on a "right to use" basis pursuant to license agreements. Certain license provisions protecting against unauthorized use, copying, transfer, and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States.

     As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software programs will increasingly become subject to infringement claims. Third parties may assert infringement claims against the Company in the future with respect to current or future products, which could require the Company to enter into royalty arrangements or result in costly litigation.

     The Company also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in its products to perform key functions. These third-party software licenses may not continue to be available to the Company on commercially reasonable terms and the related software may not continue to be appropriately supported, maintained or enhanced by the licensors. The loss of licenses to use, or the inability of licensors to support, maintain, and enhance, any of such software could result in increased costs, delays or reductions in product shipments until equivalent software could be developed or licensed and integrated.

FACILITIES

     The Company leases approximately 23,000 square feet of office space in Dallas, Texas, for its corporate headquarters, including administration, sales, services, and product development. This lease expires April 30, 2005, but may be terminated by the Company on May 31, 2000.

     The Company's facility in Atlanta, Georgia, which is utilized for administration, sales, professional services, and product development, occupies approximately 55,000 square feet of office space. The lease for this space expires on December 31, 2002.

     The Company's print outsourcing facility is located in Atlanta, Georgia. This facility occupies approximately 19,000 square feet under a lease which expires on October 31, 2002.

     The Company's staff in New Hampshire is located in an approximately 1,700 square foot facility in Bedford. The lease for this facility expires on December 31, 1999. The Company's staff in Maryland is located in an approximately 10,000 square foot facility in Silver Spring. The lease for this facility expires on December 31, 2001.

     Office space is also leased in California for a sales office. The Company believes that its existing office facilities and additional space available to it are adequate to meet its requirements, and that, in any event, suitable additional or alternative space adequate to serve the Company's foreseeable needs will be available on commercially reasonable terms.

EMPLOYEES

     As of December 31, 1997, the Company had approximately 285 employees, of which approximately 145 were engaged in professional services, 80 in product development and customer support, 30 in sales and marketing and 30 in finance, administration, human resources, and internal systems support. The Company believes its future success will depend, in part, on its continued ability to attract and retain highly qualified personnel in a competitive market for experienced and talented software engineers and sales and marketing personnel. None of the Company's employees are represented by a labor union or subject to a collective bargaining agreement. The Company believes that its employee relations are good.

LEGAL PROCEEDINGS

     In August 1992, a customer brought a lawsuit in the District Court of Galveston County, Texas, against the Company, International Business Machines Corp. ("IBM"), and IBM's sales manager seeking substantial actual damages and punitive damages relating to the performance of its computer system. The Company was a subcontractor to an agreement between IBM and such customer to provide a computer hardware and software system for image processing, among other functions. The customer also signed a license agreement with the Company for certain image processing software. Summary judgment, which was appealed, was granted in favor of the Company as to certain claims. The Court of Appeals reversed the grant of summary judgment on the fraud cause of action, but held that the plaintiff waived its claim of negligence and gross negligence. The Texas Supreme Court denied a review and the case has been sent back to the trial court. A trial date has been set for June 1998.

     In December 1995, a former employee and her family filed a lawsuit in the District Court of Dallas County, Texas, against the Company, certain officers and former officers of the Company, IBM, and related parties, alleging, among other claims, breach of a settlement agreement in a prior lawsuit. The plaintiffs seek unspecified actual and punitive damages. Each of the plaintiff's claims, other than the invasion of privacy and intentional infliction of emotional distress claims, were arbitrated in October 1997. The Company moved for summary judgment on each of the claims before the arbitrator, and the arbitrator dismissed all claims except for breach of the settlement agreement, which claim is awaiting the arbitrator's ruling. The invasion of privacy and intentional infliction of emotional distress claims are set for trial in April 1998.

     The Company intends to continue to vigorously contest these claims and believes that the resolution of such claims will not have a material adverse effect on its financial condition or results of operations.

                                  MANAGEMENT

     The following table sets forth information with respect to each person who serves as a director or an executive officer of the Company and their ages as of December 31, 1997:

NAME                                                  AGE                          POSITION
----                                                  ---                          --------
Milledge A. Hart, III (1)                             63         Chairman of the Board
Michael D. Andereck                                   45         President, Chief Executive Officer and Director
B. Bruce Dale                                         34         Senior Vice President, Products
Kerry K. LeCrone                                      52         Senior Vice President, Services
Hsi-Ming Lin                                          41         Senior Vice President, Research and Development
Todd A. Rognes                                        34         Senior Vice President, Finance
Sidney B. Landman (2)                                 51         Director
John D. Loewenberg (1)                                57         Director
Warren V. Musser (1)                                  71         Director
George F. Raymond (2)                                 60         Director
Arthur R. Spector (2)                                 57         Director

______________________
(1)  Member of the Compensation Committee
(2)  Member of the Audit Committee

     Each director will hold office until the next annual meeting of stockholders of the Company or until his successor has been elected and qualified. Officers of the Company are elected by the Company's Board and serve at the Board's discretion.

     Milledge A. Hart, III was appointed Chairman of the Board of the Company in May 1997. He served as a member of Image Sciences Board of Directors from 1985 to May 1997. Mr. Hart is founder and currently Chairman of the Board of Hart Group, Inc., Rmax, Inc., and Axon, Inc. He also serves on the Board of Directors of Home Depot and the Board of Regents of Southern Methodist University. Mr. Hart served as President of Electronic Data Systems from 1970 until his retirement in 1977.

     Michael D. Andereck has been President and Chief Executive Officer of the Company since May 1997. Prior to such time he was President, Chief Executive Officer and a director of Image Sciences. He joined Image Sciences as Vice President-Finance in 1983 and was elected to the Board of Directors and named Treasurer of Image Sciences shortly thereafter. In 1984, Mr. Andereck assumed the position of President and Chief Executive Officer. From 1975 through 1983, Mr. Andereck was with KPMG Peat Marwick, where he attained the position of senior manager. Mr. Andereck holds a Bachelor of Business Administration degree in Accounting and Information Sciences from the University of North Texas.

     B. Bruce Dale has served as Senior Vice President of Product Development of the Company since May 1997. He was Vice President of Product Development of Image Sciences from 1994 through May 1997. Mr. Dale joined Image Sciences in 1986 as a Client Services Custom Software Developer. Since 1988, Mr. Dale held several management positions within Client Services, Marketing and Product Development. In 1992, he was appointed Director of Product Direction. Prior to joining Image Sciences, Mr. Dale received a Bachelor of Science degree in Computer Science from Western Kentucky University.

     Kerry K. LeCrone became Senior Vice President, Services of the Company in May 1997. He was Senior Vice President, Technical and Processing Services of FormMaker from March 1995 through May 1997. Between 1974 and 1990, Mr. LeCrone served in various capacities for several insurance and financial service businesses with primary responsibilities for software development and operations. In 1990, Mr. LeCrone co-founded Adam Investment Services, a financial services company that became a leading retail investment management organization with more than $1.0 billion in assets under management.

     Hsi-Ming Lin was appointed Senior Vice President, Research and Development of the Company in May 1997. He joined FormMaker in 1987 as Manager of Development. He became Senior Vice President, Research and Development of FormMaker in January 1994, and in such capacity had responsibility for designing, developing, and providing programming service. Prior to joining FormMaker, Mr. Lin held various management and programming positions with other software and service companies. Mr. Lin received a B.E. in Computer Science from TamKang University, Taiwan, R.O.C. and an M.S. degree in Information and Computer Science from Georgia Tech University.

     Todd A. Rognes was appointed Senior Vice President of Finance and Treasurer of the Company in May 1997. He previously served as Vice President of Finance and Administration and Treasurer of Image Sciences. Mr. Rognes joined Image Sciences in 1986 as a Staff Accountant and was promoted to Controller in 1991. He was appointed Vice President of Finance and Administration in 1994. Prior to joining Image Sciences, Mr. Rognes was a staff accountant with IBP, Inc. Mr. Rognes holds a Bachelor of Business Administration degree in Accounting from Iowa State University. Mr. Rognes is a Certified Public Accountant.

     Sidney B. Landman was elected as a director of the Company in May 1997. He is the President and Chief Operating Officer of Xerox Engineering Systems. Mr. Landman was previously the Vice President of Finance for the Production Systems Group at Xerox (PSG) and before that, he served as Vice President, Finance and Business Operations for Xerox Corporation's Xerox Production Systems Division. Before joining Xerox in 1993, he was a senior financial executive in both Fortune 500 and small company environments for the past 25 years. He holds a B.A. in Economics and Finance from the City University of New York, and an MBA in Finance from Loyola College of Baltimore.

     John D. Loewenberg became a director of the Company in May 1997. He was previously Chief Executive Officer and President of FormMaker. Before that he served as Executive Vice President and Chief Administrative Officer of Connecticut Mutual, a life insurance company, from May 1995 through March 1996. Prior to joining Connecticut Mutual, Mr. Loewenberg served as Senior Vice President of Aetna Life and Casualty, a multi-line insurer, and as Chief Executive Officer of Aetna Information Technology, the information systems company of Aetna Life and Casualty, from March 1989 to May 1995. Mr. Loewenberg was Chairman of Precision Systems, Inc. until April 1996 and is currently a member of the Boards of CompuCom Systems, Inc., Diamond Technology Partners Incorporated, Sanchez Computer Associates, Inc., and Imetrix. He is also a trustee of several not for profit organizations.

     Warren V. Musser was elected as a director of the Company in May 1997. He has been Chairman of the Board and Chief Executive Officer of Safeguard since 1953. Mr. Musser is also the Chairman of the Board of Cambridge Technology Partners (Massachusetts), Inc., a director of Coherent Communications Systems Corporation and CompuCom, and a trustee of Brandywine Realty Trust. Mr. Musser also serves on a variety of civic, educational, and charitable Boards of Directors including the Board of Overseers of The Wharton School of the University of Pennsylvania and serves as Vice President/Development, Cradle Liberty Council, Boy Scouts of America, as Vice Chairman of The Eastern Technology Council, and as Chairman of the Pennsylvania Council on Economic Education.

     George F. Raymond became a director of the Company in July 1997. He is a private investor and software industry consultant. He is a director of BMC Software Inc., a Houston based, publicly held software firm. He is also a director of several privately held software companies. Mr. Raymond founded Automatic Business Centers, Inc. ("ABC"), a payroll processing company in 1972, and sold the company to CIGNA in 1983. Mr. Raymond and other members of ABC's management repurchased ABC in 1986 from CIGNA, and sold ABC to Automatic Data Processing (ADP) in 1989. In 1986, Mr. Raymond was Chairman of ITAA, the computer software and services trade association.

     Arthur R. Spector has been a director of the Company since May 1997. From December 1995 through May 1997, he served as Chairman of the Board and a director of FormMaker. Since January 1997, Mr. Spector has been a managing director of TL Ventures LLC, a fund management company organized to manage the day-to-day operations of TL Ventures III L.P. and TL Ventures III Offshore L.P., which are venture capital partnerships investing in tandem. Mr. Spector has also served as an executive officer of several of TL Ventures III L.P.'s and TL Venture III Offshore L.P.'s portfolio companies. From January 1995 through December 1996, Mr. Spector served as Director of Acquisitions of Safeguard and since November 1994 has been Chairman of the Board of USDATA Corporation, a multinational supplier of applications development tools, distribution management software and integration devices. He also serves as Chairman of the Board of Neoware Systems, Inc., a manufacturer of network computers and a provider of desktop computing services. From July 1992 until May 1995, Mr. Spector served as Vice Chairman and Secretary of Casino & Credit Services, Inc. From October 1991 to December 1994, Mr. Spector was Chief Executive Officer and a director of Perpetual Capital Corporation, a merchant banking organization.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee
---------------

     The Board of Directors of the Company has appointed an Audit Committee, which currently consists of Sidney B. Landman, George F. Raymond and Arthur R. Spector. The Audit Committee's duties include engaging and discharging the Company's independent accountants; reviewing and approving the engagement of the independent accountants for audit and non-audit services requested; reviewing with the independent accountants the scope and timing of the audit and non-audit services; reviewing the completed audit with the independent accountants regarding their report, the conduct of the audit, accounting adjustments, recommendations for improving internal accounting and auditing procedures with the Company's financial staff; and initiating and supervising any special investigations it deems necessary.

Compensation Committee
----------------------

     The Board of Directors of the Company has also appointed a Compensation Committee which currently consists of Milledge A. Hart, III, John D. Loewenberg
and Warren V. Musser.   The Compensation Committee's duties include reviewing
and making recommendations to the Board of Directors regarding compensation and benefit plan matters, including executive officer compensation, director compensation, employee stock option grants, 401(k) plan matters, employee stock purchase plan matters and other defined benefit plan matters.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation paid or accrued by the Company or its predecessors during the fiscal year ended July 31, 1997 with respect to the Company's Chief Executive Officer and its other most highly compensated executive officers as of July 31, 1997 (collectively, the "Named Officers"). The table below includes compensation information for the predecessors of the Company prior to May 15, 1997, the date of the Merger.

                          SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION
                                                       -------------------


NAME AND PRINCIPAL POSITION                             SALARY     BONUS
---------------------------                             ------     -----
Michael D. Andereck (1).........................       $225,000  $185,000
  President and Chief Executive Officer
B. Bruce Dale (1)...............................        100,000    40,000
  Senior Vice President,
  Products
Kerry K. LeCrone................................        115,417    70,100
  Senior Vice President,
  Services
Hsi-Ming Lin....................................        123,250    38,704
  Senior Vice President,
  Research and Development
Samuel M. Wilkes (2)............................        153,750    61,870
  Former Senior Vice President, Sales and
  Marketing

___________________
(1) Excludes compensation reported to Mr. Andereck and Mr. Dale of $1,962,318 and $132,235, respectively, relating to the repurchase of employee stock options in connection with the Merger.
(2) Mr. Wilkes resigned as Senior Vice President, Sales and Marketing effective October 1997.

      The following table provides information on stock options granted by the Company in fiscal 1997 to the Named Officers. The table below includes option grants by the predecessors of the Company prior to May 15, 1997, the date of the Merger.


                       OPTION GRANTS IN LAST FISCAL YEAR

                                    PERCENT OF
                                      TOTAL
                       NUMBER OF     OPTIONS                                 REALIZABLE POTENTIAL VALUE AT
                        SHARES      GRANTED TO                                  ASSUMED ANNUAL RATE OF
                      UNDERLYING    EMPLOYEES      EXERCISE                  STOCK PRICE APPRECIATION FOR
                       OPTIONS      IN FISCAL      PRICE PER   EXPIRATION           OPTION TERM(1)
                                                                             ----------------------------
NAME                   GRANTED        YEAR           SHARE        DATE          5%                 10%
----                  ----------    ----------     ---------   ----------    --------           ---------
Kerry K. LeCrone (2)..    24,545         16.2%         $3.40   1/16/2007     $52,483            $133,002
Hsi-Ming Lin (2)......    16,363         10.8           3.40   1/16/2007      34,988              88,668

______________
(1) The amounts shown are calculated assuming that the market value of the Common Stock was equal to the exercise price per share as of the date of grant of the options. This value is the approximate price per share at which shares of the Common Stock would have been sold in private transactions on or about the date on which the options were granted. The dollar amounts under these columns assume a compounded annual market price increase for the underlying shares of the Common Stock from the date of grant to the end of the option term of 5% and 10%. This format is prescribed by the Securities and Exchange Commission and is not intended to forecast future appreciation of shares of the Common Stock. The actual value, if any, a Named Officer may realize, will depend on the excess of the market price for shares of the Common Stock on the date the option is exercised over the exercise price. Accordingly, there is no assurance that the value realized by a Named Officer will be at or near the value estimated above.

(2) Represents options granted to Mr. LeCrone and Mr. Lin by FormMaker prior to the effective date of the Merger. On August 1, 1997, the Company granted options to purchase an additional 20,400 shares of the Company's Common Stock to Mr. LeCrone.

     The following table sets forth information concerning options exercised during fiscal 1997 and the number and the hypothetical value of certain unexercised options of the Company held by the Named Officers as of July 31, 1997. This table is presented solely for the purposes of complying with the Securities and Exchange Commission rules and does not necessarily reflect the amounts the optionees will actually receive upon any sale of the shares acquired upon exercise of the options.

       AGGREGATE OPTION EXERCISES AND LAST FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED IN-THE
                                     SHARES                      OPTIONS AT                     MONEY OPTIONS AT
                                    ACQUIRED                    JULY 31, 1997                   JULY 31, 1997(1)
                                       ON       VALUE     --------------------------      ----------------------------
     NAME                           EXERCISE   REALIZED   EXERCISABLE  UNEXERCISABLE      EXERCISABLE    UNEXERCISABLE
     ----                           --------  ----------  -----------  -------------      -----------    -------------
     Michael D. Andereck(2)......   681,707   $1,962,318      358,405            --       $1,788,442         $     --
     B. Bruce Dale(2)............    45,938      132,235      182,366        55,126          873,587          232,171
     Kerry K. LeCrone............       818           --       40,090        49,036           64,143           78,457
     Hsi-Ming Lin................       --            --       40,908        22,500           65,453           36,000
     Samuel M. Wilkes............       --            --       71,590            --          114,543               --

_______________
(1) Assumes, for presentation purposes only, a per share fair market value of $5.00.
(2) Shares acquired on exercise, and value received, is based on the repurchase of such shares by the Company concurrent with the Merger.

EMPLOYMENT AGREEMENTS

     In January 1997, the Company entered into an employment agreement with Michael D. Andereck providing for a base salary of $225,000 per year. The employment agreement has an indefinite term and provides that Mr. Andereck's salary is to be reviewed annually by the Board of Directors. Effective August 1, 1997, the Board of Directors increased Mr. Andereck's annual base salary to $275,000. In addition to base salary, the agreement allows for discretionary bonuses, participation in any 401(K) plan and stock option plan maintained by the Company, and other fringe benefits that the Company maintains for its top-level executives. The agreement also contains severance provisions which, if triggered, entitle Mr. Andereck to monthly severance payments in an amount equal to Mr. Andereck's then-current monthly salary for a period of up to 12 months. The severance payments are triggered by the occurrence of any of the following events: termination of employment by the Company without cause, termination of employment by Mr. Andereck for good reason (which includes a material failure of the Company to observe or perform any material term of the employment agreement, the exclusion of Mr. Andereck from participation in any new compensation or benefit arrangement offered to similarly situated employees or a reduction in Mr. Andereck's level of responsibility, position, authority or duties), resignation by Mr. Andereck with 60 days' notice, and total disability. The employment agreement also provides a non-competition provision prohibiting Mr. Andereck from competing against the Company while employed by the Company and for one year following the termination of payments to Mr. Andereck.

     The Company is also a party to an employment agreement with Samuel M. Wilkes, former Senior Vice President, Sales and Marketing, of the Company. Under the agreement, the Company is obligated to pay an aggregate of $157,500 in severance to Mr. Wilkes in monthly installments ending April 1998. Mr. Wilkes is subject to a non-competition provision prohibiting him from competing against DocuCorp until October 1999.

STOCK OPTIONS

     The Company has adopted the Equity Compensation Plan pursuant to which it has awarded and may in the future award stock options and equity compensation awards to its employees, officers, non-employee directors and certain independent contractors. Additionally, each of Image Sciences and FormMaker had historically granted options under stock option plans to its executive officers and employees. Upon the occurrence of the Merger, outstanding options under these plans were converted into options to purchase Common Stock of the Company. No further options will be granted under the Image Sciences and FormMaker stock option plans.

     The Equity Compensation Plan provides for the issuance to employees, non-employee directors and eligible independent contractors of up to 480,000 shares of Common Stock pursuant to the grant of incentive stock options ("ISOs"), non-qualified stock options ("NQSOs"), Stock Appreciation Rights ("SARs"), restricted stock and performance units. The Equity Compensation Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). Upon the completion of this offering, the Committee will consist of two or more "outside directors" as defined under section 162(m) of the Code and who also may be "non-employee directors" as defined under Rule 16(b)(3) of the Exchange Act. Subject to the provisions of the Equity Compensation Plan, the Committee has the authority to determine to whom stock options and other equity compensation awards will be granted and the terms of any such award, including the number of shares subject to, and the vesting provisions of, the award. Subject to the terms of the Equity Compensation Plan, the Committee may also amend the terms of any outstanding award.

     As of October 31, 1997, options to purchase a total of 3,448,391 shares of Common Stock at a weighted average exercise price per share of $1.62 were outstanding. Of these options, options to purchase 2,086,249 shares of Common Stock were fully vested and exercisable as of October 31, 1997. As of October 31, 1997, the Company had an additional 142,800 shares of Common Stock available for future grants under the Equity Compensation Plan.

     The option price per share of Common Stock under the Equity Compensation Plan is determined by the Committee at the time of each grant, provided, however, that the option price per share for any ISO shall not be less than 100% of the fair market value of the Common Stock at the time of the grant. If a person who owns 10% or more of the Company's Common Stock (a "10% Stockholder") is granted an ISO, the exercise price shall not be less than 110% of the fair market value on the date of grant. The term of each stock option may not exceed 10 years and in the case of a 10% Stockholder, the term may not exceed five years. Stock options shall be exercisable at such time or times as shall be determined by the Committee. Payment for the exercise of an option shall be made by cash, check or other instrument as the Committee may accept, including, in the discretion of the Committee, unrestricted Common Stock of the Company. The Committee may also allow an option holder to elect to cash out the excess of the fair market value over the option price of all or a portion of a stock option. The Committee may also grant, in its sole discretion, a "cashless exercise" feature for the exercise of stock options.

     The Board of Directors may amend or revise the terms of the Equity Compensation Plan in any manner whatsoever provided that certain amendments of the Equity Compensation Plan are subject to stockholder approval. Unless sooner terminated, the Equity Compensation Plan will terminate in 2007.

     Under Section 162(m) of the Code, the Company may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1.0 million paid to the Chief Executive Officer or to any of the other four most highly compensated officers in any one year. Total remuneration would include amounts received upon the exercise of stock options granted under the Equity Compensation Plan. An exception does exist, however, for "performance-based compensation," including amounts received upon the exercise of stock options pursuant to a plan approved by stockholders that meets certain requirements. The Equity Compensation Plan is intended to meet the requirements of Treasury Regulation section 1.162-27(f), and the options and other awards granted under the Equity Compensation Plan are intended to meet the requirements of "performance-based compensation."

EMPLOYEE STOCK PURCHASE PLAN

     The Company has adopted the 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The purpose of the Stock Purchase Plan is to provide employees of the Company with an opportunity to purchase Common Stock through accumulated payroll deductions and therefore encourage an increased ownership among employees at the

Company. All employees are eligible to participate in the Stock Purchase Plan, subject to certain nominal length of service criteria. An aggregate of 600,000 shares of Common Stock have been reserved for issuance upon purchases pursuant to the Stock Purchase Plan.

     The Stock Purchase Plan consists of a series of offering periods, initially each of six months' duration. In order to participate, eligible employees are required to complete an enrollment form which authorizes specified levels of payroll deductions during the offering period not to exceed 10% of an employee's compensation in any payroll period. Deductions are further limited to an aggregate of $21,250 per year, to the extent necessary, for any one participant. Such deductions are used to purchase shares of Common Stock at the price equal to 85% of their fair market value. Purchases are made at the end of each offering period. No employee shall be permitted to purchase more than 3,000 shares in any offering period.

     The Stock Purchase Plan is administered by the Board of Directors. The Company maintains an account for each participant in which payroll deductions, share purchases, and cash balances are noted and periodically reported to participants. The participants in the Stock Purchase Plan may withdraw at any time. Similarly, the Board of Directors may at any time and for any reason amend or terminate the Stock Purchase Plan. If not sooner terminated, the Stock Purchase Plan will terminate on its tenth anniversary.

COMPENSATION OF DIRECTORS

     In August 1997, directors who are not also employees of the Company received options to purchase 30,000 to 60,000 shares of Common Stock at an exercise price of $3.40 per share. The options vest over a five year period. Additionally, the Company donates $5,000 per year on behalf of each director to the charity(s) of his choice. Directors are reimbursed for out-of-pocket expenses incurred for attendance at board meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee are Milledge A. Hart, III, Warren
V. Musser and John D. Loewenberg. There are currently no compensation committee interlocks with other entities or insider participation on the Compensation Committee.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company, Safeguard and Technology Leaders II entered into a Liquidity Agreement pursuant to which (i) Safeguard agreed to use commercially reasonable efforts to conduct and consummate an underwritten public offering of rights to purchase shares of the Company's Common Stock, (ii) Safeguard and Technology Leaders II agreed to purchase a certain number of shares of the Company's Common Stock if the Company is required to redeem shares of the Company's Class B common stock, and guarantee certain indebtedness of FormMaker, and (iii) the Company granted Safeguard and Technology Leaders II warrants to purchase 732,000 shares of Common Stock with an exercise price of $4.17 per share and a term of three years.

     Concurrently with the Merger, Safeguard, Technology Leaders II and TL Ventures Third Corp loaned FormMaker $3.0 million in the form of subordinated notes. The notes bear interest at prime plus 1.0% and are due in full at the earlier of the closing of a public offering yielding net proceeds to the Company in excess of $13.0 million and May 15, 2000. These notes are unsecured obligations of the Company and are subordinated to all senior debt. As of December 31, 1997, the Company owed Safeguard $399,000 under two term notes. The term notes bear interest at prime plus 1.0% and are due in monthly installments through January 1, 2000. A portion of the net proceeds from this offering will be used to repay both the subordinated notes and term notes. In connection with these notes, Safeguard and Technology Leaders II also received certain warrants to purchase 245,448 shares of the Company's Common Stock with an exercise price of $4.25 per share and a term of three years. See "Use of Proceeds."

     Pursuant to a Stockholders' Agreement, Safeguard, Technology Leaders II and Xerox have agreed to vote their shares of Common Stock and Class B common stock of the Company in such a manner as to maintain the election to the Company's Board of three designees of Xerox (currently Michael D. Andereck, Milledge A. Hart, III, and Sidney B. Landman), three designees of Safeguard and Technology Leaders II (currently John D. Loewenberg, Arthur R. Spector, and Warren V. Musser), and one independent designee (currently George F. Raymond) mutually agreed upon by the other six. Pursuant to an agreement between Michael D. Andereck and Xerox, the three Xerox designees to the Company's Board will consist of a designee of Mr. Andereck (currently Mr. Andereck), a designee of Xerox (currently Sidney B. Landman), and a mutually acceptable designee of Xerox and Mr. Andereck (currently Milledge A. Hart, III). Both of these agreements shall terminate upon the consummation of this offering.

     The Company and Xerox, a stockholder of the Company, entered into a Cooperative Marketing Agreement in August 1994. Under the terms of the agreement, the Company and Xerox agreed to pay each other standard commissions on sales of each other's products resulting from successful referrals. This agreement may be terminated by either party after 30 days' written notice. The Company and Xerox entered into a Cooperative Marketing Agreement for the utility industry in April 1997. Under the terms of the agreement, Xerox and DocuCorp will work together to offer flexible, cost-effective solutions for producing customized documents such as billing and correspondence.

     All future transactions between the Company and its officers, directors, and principal stockholders or their affiliates will be on terms no less favorable to the Company than may be obtained from unrelated third parties, and any such transactions will be approved by a majority of the disinterested directors of the Company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares offered thereby by (i) each Selling Stockholder; (ii) each person known to own beneficially 5% or more of the outstanding shares of Common Stock; (iii) each director of the Company; (iv) each Named Executive Officer; and (v) all executive officers and directors as a group. Unless otherwise noted below, each of such stockholders has sole voting and investment power as to shares shown, except to the extent authority is shared by spouses under applicable law.

                                                                      NUMBER OF
                                                                       SHARES
                                           BENEFICIAL OWNERSHIP     TO BE SOLD IN         BENEFICIAL OWNERSHIP
                                          PRIOR TO THE OFFERING      THE OFFERING          AFTER THE OFFERING
                                         ------------------------   -------------     ---------------------------
                                          NUMBER                                       NUMBER
NAMES                                    OF SHARES     PERCENTAGE                     OF SHARES        PERCENTAGE
-----                                    ---------     ----------                     ---------        ----------
Safeguard Scientifics, Inc. (1).....      3,268,133        30.8%        858,535       2,409,598              16.5%
Xerox Corporation (2)...............      2,687,884        27.8         700,240       1,987,644              14.5
Michael D. Andereck (3).............      1,747,020        17.4         455,129       1,291,891               9.2
Technology Leaders II (4)...........      1,519,475        15.2         313,495       1,205,980               8.6
Samuel W. Wilkes (5)................        482,830         5.0         205,000         277,830               2.0
B. Bruce Dale (6)...................        182,366         1.9              --         182,366               1.3
Milledge A. Hart, III (7)...........        181,020         1.8              --         181,020               1.3
Hsi-Ming Lin (8)....................        144,073         1.5              --         144,073               1.1
Arthur R. Spector (6)...............        123,724         1.3              --         123,724                *
Kerry K. LeCrone (9)................         71,590          *               --          71,590                *
John D. Loewenberg (6)..............         57,758          *               --          57,758                *
George F. Raymond (6)...............         36,000          *               --          36,000                *
Warren V. Musser (6)................          6,000          *               --           6,000                *
Sidney B. Landman...................             --          *               --              --                *
All Directors and Named
 Executive Officers as a
  group (12 persons) (10)...........      3,149,740        29.0         660,129       2,489,611              16.8
Other selling
  stockholders (11).................        582,496         6.0         187,601         394,895               2.9

_______________
* Represents less than 1%


(1) The shares are held of record by Safeguard Scientifics (Delaware), Inc., a wholly-owned subsidiary of Safeguard. Includes 934,828 shares of Common Stock issuable pursuant to exercisable warrants and also includes 136,852 shares of Common Stock transferred by Safeguard to certain of its employees pursuant to a long-term incentive plan (the "LTIP"). Safeguard will continue to exercise voting control of these shares until the occurrence of certain vesting requirements. The largest stockholder of Safeguard is Warren V. Musser, the chairman and chief executive officer of Safeguard, who is the record holder of approximately 9.5% of the total Safeguard common shares outstanding. See "Certain Relationships and Related Transactions." The stockholder's address is 800 The Safeguard Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087.

(2) Includes 6,000 shares of Common Stock issuable pursuant to exercisable stock options. The stockholder's address is P.O. Box 1600, Stamford, Connecticut 06904.

(3) Includes 358,405 shares of Common Stock issuable pursuant to exercisable stock options. Also includes beneficial ownership, of which 86,676 shares are held in a trust which is not in Mr. Andereck's control. Mr.

     Andereck disclaims any beneficial ownership as to such shares. The stockholder's address is c/o DocuCorp, 5910 N. Central Expressway, Suite 800, Dallas, Texas 75206.

(4) Includes 300,950 shares of Common Stock issuable pursuant to exercisable warrants. Technology Leaders II consists of Technology Leaders II L.P. and Technology Leaders II Offshore C.V. Technology Leaders II Management L.P., a limited partnership, is the sole general partner of Technology Leaders II L.P. and co-general partner of Technology Leaders II Offshore C.V. Technology Leaders II L.P. and Technology Leaders II Offshore C.V. are venture capital funds that are required by their governing documents to make all investment, voting and disposition actions in tandem. Technology Leaders II Management L.P. has sole authority and responsibility for all investment, voting and disposition decisions for Technology Leaders II. The general partners of Technology Leaders II Management, L.P. are (i) Technology Leaders Management, Inc., a wholly-owned subsidiary of Safeguard, (ii) Robert E. Keith, Gary J. Anderson, M.D., Ira M. Lubert and Mark J. DeNino, and (iii) four other corporations (the "TLA Corporations") owned by natural persons, one of whom is a director of Safeguard. Technology Leaders II Management L.P. is managed by an executive committee, by whose decisions the general partners have agreed to be bound, which consists of ten voting members including (i) Warren V. Musser, who is a designee of Technology Leaders Management, Inc., (ii) Mr. Keith, Dr. Anderson, Mr. Lubert, Mr. DeNino, Christopher Moller, Ph.D., individually, and (iii) one designee of each of the TLA Corporations and (as a non-voting member) Clayton S. Rose. Technology Leaders Management, Inc. is the administrative manager of Technology Leaders II, subject to the control and direction of the executive committee of Technology Leaders II Management L.P. Mr. Keith is a director of Safeguard. Technology Leaders Management, Inc. holds a 34% general partnership interest in Technology Leaders II Management L.P. The stockholder's address is c/o Safeguard Scientifics, Inc., The Safeguard Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087.

(5) Includes 71,590 shares of Common Stock issuable pursuant to exercisable stock options.

(6) Represents shares of Common Stock issuable pursuant to exercisable stock options and/or warrants.

(7) Includes 157,346 shares of Common Stock issuable pursuant to exercisable stock options.

(8) Includes 40,908 shares of Common Stock issuable pursuant to exercisable stock options.

(9) Includes 40,090 shares of Common Stock issuable pursuant to exercisable stock options.

(10) Includes 1,183,745 shares Common Stock issuable pursuant to exercisable stock options.

(11) Represents the ownership of shares by nine stockholders of the Company who are selling shares of Common Stock in this offering. None of such stockholders (i) currently owns more than 1.7% of the outstanding Common Stock prior to the offering, (ii) will own more than 1.0% of the outstanding Common Stock after the offering or (iii) is selling more than 2.0% of the total number of shares being sold by all selling stockholders in this offering.

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 58,000,000 shares consisting of 50,000,000 shares of Common Stock, par value $0.01 per share, and 7,000,000 shares of Class B common stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.10 per share. As of October 31, 1997, there were 5,133,353 shares of Common Stock, 5,629,122 shares of Class B common stock and no shares of Preferred Stock issued and outstanding.

COMMON STOCK

     Holders of Common Stock and Class B common stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders and do not have cumulative voting rights. The election of directors is determined by a plurality of the votes cast. Amendments to the Company's Certificate of Incorporation (the "Certificate") require the approval of the holders of a majority of the Common Stock and, depending upon the provision thereof amended, either a majority or 75% of the Class B common stock. Except as otherwise required by law and as may be required by the terms of the Preferred Stock, all other matters are determined by a majority of the votes cast. The holders of Common Stock and Class B common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available for the payment thereof, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock and Class B common stock are entitled to receive ratably the net assets of the Company available for distribution after preferred distributions, if any, to the holders of Preferred Stock. The shares of Common Stock that will be outstanding upon the consummation of the offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. See "Risk Factors--Anti-Takeover Provisions" and "-- Preferred Stock."

     Holders of Common Stock and Class B common stock do not have any preemptive or subscription rights, and holders of Common Stock do not have any redemption or conversion rights. Upon consummation of the offering, each issued and outstanding share of Class B common stock will be automatically converted into a share of Common Stock and all redemption obligations on the part of DocuCorp with respect to the Class B common stock, described below, will cease.

     On or about February 1, 1998, DocuCorp will mail to each holder of Class B common stock a notice regarding such holder's right to redeem his or her Class B common stock. DocuCorp will pay the sum of $3.40 per share (the "Redemption Price"), upon receipt of the certificate or certificates evidencing such shares of Class B common stock, within 60 days of receiving a claim notice, to a holder of Class B common stock from such holder providing the following information:
(i) such holder's intention to redeem all or a portion of his or her shares;
(ii) the number of shares of Class B common stock owned of record by such holder; (iii) the name and address of the person to whom the Redemption Price should be mailed; and (iv) the federal tax identification number of the person receiving payment of the Redemption Price. Safeguard and Technology Leaders II have agreed in the Liquidity Agreement to subscribe for a number of shares of Common Stock at the Redemption Price equal to the number of shares of Class B common stock in order to fund the redemption of Class B common stock. See "Certain Relationships and Related Transactions."

PREFERRED STOCK

     DocuCorp has authorized 1,000,000 shares of Preferred Stock which the Company's Board has discretion to issue in such series and with such preferences and rights as it may designate without the approval of the holders of Common Stock. Such preferences and rights may be superior to those of the holders of Common Stock. For example, the holders of Preferred Stock may be given a preference in payment upon liquidation of DocuCorp, or for the payment or accumulation of dividends before any distributions are made to the holders of Common Stock. As of the date of this Prospectus, no Preferred Stock has been designated or issued by the Company, and the Company has no plans, agreements or understandings for the issuance of Preferred Stock. For a description of the possible anti-takeover effects of the Preferred Stock, see "Risk Factors--Anti-Takeover Provisions" and "--Certain Anti-Takeover Provisions."

RIGHTS

     The Company is granting on the date hereof the rights to the holders of Safeguard common shares. The rights, subject to minimum exercise requirements, are each exercisable for one share of Common Stock at an exercise price of $5.00 per share. Persons may not exercise rights for fewer than 20 shares of Common Stock. For purposes of this offering, a person that holds Safeguard common shares in multiple accounts must meet the 20 share minimum purchase requirement in each account. Accordingly, persons holding fewer than 20 rights in an account should consider the advisability of consolidating their rights in one account, selling rights, or purchasing additional rights to comply with the minimum exercise requirements of this offering. Rights may be transferred, in whole or in part, by endorsing and delivering to ChaseMellon a rights certificate that has been properly endorsed for transfer, with instructions to reissue the rights, in whole or in part, in the name of the transferee. ChaseMellon will reissue certificates for the transferred rights to the transferee, and will reissue a certificate for the balance, if any, to the holder of the rights, in each case to the extent it is able to do so prior to the expiration date of the rights. This offering will terminate and the rights will expire at 5:00 p.m., New York City time, on the expiration date, which is __________, 1998. After the expiration date of the rights, unexercised rights will be null and void. For more information about the rights and the offering process, reference should be made to "The Offering" and to "Risk Factors--Cancellation of Rights Offering."

LIMITATION ON LIABILITY

     The Certificate of Incorporation of the Company limits or eliminates the liability of the Company's directors or officers to the Company or its stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, as amended (the "DGCL"). The DGCL provides that a director of DocuCorp shall not be personally liable to DocuCorp or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (i) for any breach of such person's duty of loyalty; (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and (iv) for any transaction resulting in receipt by such person of an improper personal benefit.

     DocuCorp has directors' and officers' liability insurance to provide its directors and officers and the directors and officers of FormMaker and Image Sciences with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. See "Business-- Legal Proceedings" for a discussion of pending litigation.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The ability of the Company's Board to establish the rights of, and to issue, substantial amounts of Preferred Stock without the need for stockholder approval, upon such terms and conditions, and having such rights, privileges and preferences as the DocuCorp Board may determine in the exercise of its business judgment, may, among other things, be used to create voting impediments with respect to changes in control of DocuCorp or to dilute the stock ownership of holders of Common Stock seeking to obtain control of DocuCorp. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may have the effect of discouraging, delaying or preventing a change in control of DocuCorp. DocuCorp has no present plans to issue any shares of Preferred Stock. In addition, the Company's Certificate of Incorporation, as amended, prohibits action by written consent of stockholders in lieu of a meeting, which could also have the effect of making it more difficult for a third party to acquire control of the Company. See "Risk Factors--Anti-Takeover Provisions," "--Common Stock" and "--Preferred Stock."

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

     Section 203 of the DGCL prohibits certain business combinations between a Delaware corporation and an " interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. For purposes of Section 203, business combinations are defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. Section 203 prohibits any such business combination for a period of three years commencing on the date the interested stockholder becomes an interested stockholder, unless: (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder. See "Risk Factors--Anti-Takeover Provisions."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Securities Transfer Corporation, Dallas, Texas.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 14,762,475 shares of Common Stock outstanding, excluding 4,806,893 shares of Common Stock subject to stock options and warrants outstanding as of October 31, 1997 and any stock options granted by the Company after October 31, 1997. Of these shares, the Common Stock sold in this offering, except for certain shares described below, will be freely tradeable without restriction or further registration under the Act. The issuance of substantially all of the remaining 8,042,475 shares of Common Stock was registered under the Act, and, subject to the Lock-Up Agreements described below, such shares will be freely tradeable without restriction or further registration under the Act. See "Risk Factors--Shares Eligible for Future Sale."

STOCK OPTIONS AND WARRANTS

     As of October 31, 1997 there were outstanding options and warrants to purchase an aggregate of 4,806,893 shares of Common Stock (of which 3,444,751 were exercisable at October 31, 1997) at a weighted average exercise price of $2.10 per share. As of October 31, 1997, the Company had an additional 142,800 shares of Common Stock available for future grant under the Equity Compensation Plan. The holders of options which are presently exercisable to purchase a total of 1,183,745 shares are subject to Lock-Up Agreements, which restrict, until after the Lock-Up Expiry Date (without the prior written consent of Tucker Anthony Incorporated), the holders' ability to sell or otherwise dispose of Common Stock acquired upon the exercise of such options. See "Management--Equity Compensation Plan."

     The Company issued options and underlying shares of Common Stock to employees of the Company who were not executive officers and directors of the Company pursuant to Rule 701. Under Rule 701, employees of the Company who prior to this offering purchased shares upon the exercise of options granted under the Equity Compensation Plan are entitled to sell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and they may begin making such sales on the 90th day after the date of this Prospectus. Rule 701 also permits the shares subject to unexercised options granted under the Equity Compensation Plan to be sold upon exercise without having to comply with the foregoing provisions of Rule 144. As of October 31, 1997, approximately 25,000 shares of Common Stock were eligible for sale under Rule 701 by Company employees (subject to applicable vesting provisions).

     It is anticipated that a Registration Statement on Form S-8 covering the Common Stock that may be issued pursuant to the options granted under the Equity Compensation Plan will be filed prior to the Lock-Up Expiry Date and that shares of Common Stock that are so acquired and offered thereafter pursuant to this Registration Statement generally may be resold in the public market without restriction or limitation, except in the case of affiliates of the Company, whom generally may only resell such shares in accordance with each provision of Rule 144, other than the holding period requirement.

LOCK-UP AGREEMENTS

     The Principal Stockholders and each other executive officer and director of the Company, who will beneficially own 8,092,832 shares of Common Stock after the completion of this offering, have agreed with the Underwriters that they will not sell or otherwise dispose of any shares of Common Stock until after the Lock-Up Expiry Date, without the prior written consent of Tucker Anthony Incorporated on behalf of the Underwriters. In addition, certain other stockholders of the Company, who will beneficially own 2,514,863 shares of Common Stock after the completion of this offering, have agreed with the Underwriters that they will not sell or otherwise dispose of any shares of Common Stock until the Lock-Up Expiry Date (or, with regard to approximately 300,000 of such shares, an earlier date agreed to by the Underwriters), without the prior written consent of Tucker Anthony Incorporated on behalf of the Underwriters.

                                 UNDERWRITING

     The Company, the Selling Stockholders and the Underwriters have entered into the Standby Underwriting Agreement on the date hereof, pursuant to which the Underwriters are required, subject to certain terms and conditions (all of which are set forth below), to purchase the Excess Unsubscribed Shares in accordance with the percentages set forth below. If all of the Rights are exercised, or if the number of Unsubscribed Shares is 300,000 or less, there will be no Excess Unsubscribed Shares and the Underwriters will not be required to purchase any shares of Common Stock.

               Underwriters                            % of Underwriter Shares
               ------------                            -----------------------
               Tucker Anthony Incorporated..........             50%
               Prudential Securities Incorporated...             50%

     The Underwriters have agreed, subject to the condition that the Company and the Selling Stockholders comply with their respective obligations under the Standby Underwriting Agreement and subject to the Underwriters' right to terminate their obligations under the Standby Underwriting Agreement (as specified below), to purchase all of the Excess Unsubscribed Shares. The Company will pay the Underwriters the Financial Advisory Fee equal to 3% of the exercise price per share for each share of Common Stock included in the offering. The Financial Advisory Fee is for services and advice rendered in connection with the structuring of the offering, valuation of the business of the Company, and financial advice to the Company before and during the offering. An additional fee of 4% of the exercise price per share will be paid to the Underwriters (i) for each share of Common Stock purchased by the Underwriters pursuant to the Standby Underwriting Agreement and (ii) for each share of Common Stock purchased upon the Underwriters' exercise of Rights if such Rights were purchased by the Underwriters at a time when the Common Stock was trading (on a "when issued" basis) at a per share price of less than 120% of the Exercise Price or if the Underwriters purchase such Rights with Safeguard's prior written acknowledgment that it would be entitled to receive the Underwriting Discount for Common Stock purchased pursuant to the exercise of such Rights. In addition, the Company has agreed to pay the Underwriters a non-accountable expense allowance in the aggregate amount of $200,000, provided, however, such non-accountable expense allowance shall be reduced to $100,000 or zero if, on the Expiration Date, the closing price for the Common Stock traded on a "when issued" basis is at least $7.25 per share or greater than $8.25 per share, respectively. The selling stockholders have granted to the Underwriters a 20-day option commencing on the Expiration Date to purchase a maximum of 640,000 additional shares of Common Stock at a per share price equal to the Exercise Price less the Financial Advisory Fee and the Underwriting Discount. The Underwriters may exercise such option in whole or in part only to cover over-allotments made in connection with the sale of shares of Common Stock by the Underwriters.

     Prior to the Expiration Date, the Underwriters may offer shares of Common Stock on a when-issued basis, including shares to be acquired through the purchase and exercise of Rights, at prices set from time to time by the Underwriters. It is not contemplated that the offering price set on any calendar day will be increased more than once during such day. After the Expiration Date, the Underwriters may offer shares of Common Stock, whether acquired pursuant to the Standby Underwriting Agreement, the exercise of the Rights or the purchase of Common Stock in the market, to the public at a price or prices to be determined. The Underwriters may thus realize profits or losses independent of the Underwriting Discount and the Financial Advisory Fee. Shares of Common Stock subject to the Standby Underwriting Agreement will be offered by the Underwriters when, as and if sold to, and accepted by, the Underwriters and will be subject to their right to reject orders in whole or in part.

     Prior to this offering there has been no public market for the Common Stock or the rights. Consequently, the exercise price was determined by negotiations among the Company, the selling stockholders and the Underwriters. In determining the exercise price, the Underwriters, the selling stockholders and the Board of Directors of the Company considered such factors as the future prospects and historical growth rate in revenues and earnings of the Company, its industry in general and the Company's position in its industry; revenues, earnings and certain other financial and operating information of the Company in recent periods; market valuations of the securities of companies engaged in activities similar to those of the Company; the management of the Company; and, with respect to the Company, the advice of the Underwriters.

     The Underwriters will be prohibited from engaging in any market making activities with respect to the Company's when-issued Common Stock and Common Stock until the Underwriters have completed their participation in the distribution of shares offered hereby. As a result, the Underwriters may be unable to provide a market for the Company's when-issued Common Stock and Common Stock should it desire to do so, during certain periods while the Rights are exercisable.

     In connection with this offering, the Underwriters and certain selling group members may engage in stabilizing, syndicate covering transactions or other transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. A "syndicate covering transaction" is the placing of any bid or the effecting of any purchase on the behalf of the Underwriters to reduce a short position created in connection with this offering. After the opening of quotations for the Common Stock on the Nasdaq National Market, stabilizing bids for the purpose of preventing or retarding a decline in the market price may be initiated by the Underwriters or selling group members in any market at a price no higher that the last independent transaction price for the Common Stock and then maintained, reduced or raised to follow the independent market. Such transactions may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Underwriters have informed the Company that the Underwriters do not intend to confirm sales of shares of the rights or the Common Stock to any accounts over which they exercise discretionary authority.

     An affiliate of Tucker Anthony Incorporated, Tucker Anthony Holdings, has a $1.0 million investment in Technology Leaders II, a venture capital fund which currently owns approximately 15.2% of the Common Stock. The investment represents approximately 0.9% of the $112.6 million which has been invested in such fund.

     The Company and the selling stockholders have agreed to indemnify the Underwriters against certain liabilities arising out of or based upon misstatements or omissions in this Prospectus or the Registration Statement of which this Prospectus is a part and certain other liabilities, including liabilities under the Act, and to contribute to certain payments that the Underwriters may be required to make.

     The Underwriters may terminate their obligations under the Standby Underwriting Agreement (i) if any calamitous domestic or international event or act or occurrence has disrupted or, in the Underwriters' opinion, will in the immediate future materially disrupt, the general securities market in the United States; (ii) if trading in the Common Stock (on a when-issued basis) shall have been suspended by the Commission or Nasdaq; (iii) if trading on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market or in the over-the-counter market shall have been suspended, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required on the over-the-counter market by the NASD or by order of the Commission or any other government authority having jurisdiction; (iv) if the United States shall have become involved in a war or major hostilities which, in the Underwriters' opinion, will affect the general securities market in the United States; (v) if a banking moratorium has been declared by a New York, Massachusetts, Pennsylvania, Illinois or federal authority; (vi) if a moratorium in foreign exchange trading has been declared;
(vii) if the Company shall have sustained a loss material to the Company by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act, whether or not such loss shall have been insured, or from any labor dispute or any legal or governmental proceeding; (viii) if there shall be such material adverse market conditions (whether occurring suddenly or gradually between the date of this Prospectus and the closing of the offering) affecting markets generally or technology issues particularly as in the Underwriters' reasonable judgment would make it inadvisable to proceed with the offering, sale or delivery of the shares of Common Stock offered hereby; (ix) if there shall have been such material adverse change, or any development involving a prospective material adverse change (including a change in management or control of the Company), in the condition (financial or otherwise), business prospects, net worth or results of operations of the Company since July 31, 1997 or (x) the Other Purchasers fail to purchase their aggregate allotment of Unsubscribed Shares, which in no event will involve more than 300,000 shares of Common Stock. The Underwriters, however, may elect to purchase all, but not less than all, Unsubscribed Shares in the event the Other Purchasers fail to purchase any of the Unsubscribed Shares which they are obligated to purchase.

     The Company has agreed that, without the prior written consent of the Underwriters, it will not offer, sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock (or securities convertible into shares of Common Stock) (collectively, the "Securities") acquired in the Rights offering or held by it as of the date hereof until after the Lock-Up Expiry Date, other than (i) Common Stock to be sold in the offering, and (ii) Company option issuances and sales of Common Stock pursuant to the Stock Option Plan and
(iii) Securities issued as consideration for an acquisition if the party being issued the Securities agrees not to transfer, sell, offer for sale, contract or otherwise dispose of such Securities who will beneficially own approximately 8,092,832 shares of Common Stock after the completion of the offering, have agreed with the Underwriters that they will not sell or otherwise dispose of any shares of Common Stock (other than shares of Common Stock sold in the offering) until after the Lock-Up Expiry Date without the prior written consent of Tucker Anthony Incorporated on behalf of the Underwriters. In addition, certain other stockholders of the Company, who will beneficially own 2,514,863 shares of Common Stock after the completion of this offering, have agreed with the Underwriters that they will not sell or otherwise dispose of any shares of Common Stock until the Lock-Up Expiry Date (or, with regard to approximately 300,000 of such shares, an earlier date agreed to by the Underwriters), without the prior written consent of Tucker Anthony Incorporated on behalf of the Underwriters.

                                 LEGAL MATTERS

     The validity of the rights and shares of Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering are being passed upon for the Underwriters by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated financial statements of the Company as of July 31, 1996 and 1997 and for each of the three years in the period ended July 31, 1997 included in this prospectus have been so included in reliance upon the report of Price Waterhouse LLP, independent accountants, given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of FormMaker as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996, included in this prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph regarding the restatement of the 1995 and 1996 financial statements, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     This prospectus, which constitutes a part of a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") filed by the Company with the Securities and Exchange Commission under the Act omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Securities and Exchange Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Securities and Exchange Commission described below.

     Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Securities and Exchange Commission.

     The Company is subject to certain of the informational reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, files reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the public reference facility maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained in person from the Public Reference Section of the Securities and Exchange Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates. Additionally, such material may be obtained at the web site the Securities and Exchange Commission maintains at http:www.sec.gov which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                         DOCUCORP INTERNATIONAL, INC.
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                  PAGE
                                                                                                  ----
DOCUCORP INTERNATIONAL, INC.

Report of Price Waterhouse LLP, Independent Accountants.........................................  F-2

Consolidated Balance Sheets at July 31, 1996 and 1997...........................................  F-3

Consolidated Statements of Operations for the years ended July 31, 1995, 1996 and 1997..........  F-5

Consolidated Statements of Cash Flows for the years ended July 31, 1995, 1996 and 1997..........  F-6

Consolidated Statements of Changes in Stockholders' Equity for the years ended July 31, 1995,
   1996 and 1997................................................................................  F-8

Notes to Consolidated Financial Statements......................................................  F-9

Interim Consolidated Balance Sheet (Unaudited) at October 31, 1997..............................  F-22

Interim Consolidated Statements of Operations (Unaudited) for the three months ended October
   31, 1996 and 1997............................................................................  F-24

Interim Consolidated Statements of Cash Flows (Unaudited) for the three months ended October
   31, 1996 and 1997............................................................................  F-25

Notes to Interim Consolidated Financial Statements (Unaudited) for the three months ended
   October 31, 1996 and 1997....................................................................  F-26

FORMMAKER SOFTWARE, INC.

Report of Coopers & Lybrand L.L.P., Independent Accountants.....................................  F-29

Consolidated Balance Sheets at December 31, 1995 and 1996.......................................  F-30

Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and 1996......  F-31

Consolidated Statements of Stockholders' Equity for the years ended December 31, 1994, 1995 and 199......................................................................................  F-32

Consolidated Statements of Cash Flow for the years ended December 31, 1994, 1995 and 1996.......  F-33

Notes to Consolidated Financial Statements......................................................  F-34

Interim Consolidated Balance Sheet (Unaudited) at March 31, 1997................................  F-47

Interim Consolidated Statements of Operations (Unaudited) for the three months ended March
   31, 1996 and 1997............................................................................  F-48

Interim Consolidated Statements of Cash Flows (Unaudited) for the three months ended March 31,
   1996 and 1997................................................................................  F-49

Notes to Interim Consolidated Financial Statements (Unaudited) for the three months ended
   March 31, 1996 and 1997......................................................................  F-50

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of DocuCorp International, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of DocuCorp International, Inc. and its subsidiaries at July 31, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Dallas, Texas

September 26, 1997, except as to Note 10, which is as of December 9, 1997

                         DOCUCORP INTERNATIONAL, INC.
                          CONSOLIDATED BALANCE SHEETS
                            JULY 31, 1996 AND 1997

                                                                     1996            1997
                                                                 ------------    ------------
ASSETS
    Current assets
      Cash and cash equivalents...............................    $ 1,909,016    $  2,869,458
      Short-term investments..................................      5,308,806               0
      Accounts receivable, net of allowance
         of $350,000 and $525,000, respectively...............      4,105,652       9,010,784
      Current portion of deferred taxes.......................        399,468         380,925
      Income tax refund receivable............................              0         503,888
      Other current assets....................................        187,193         553,977
                                                                 ------------    ------------
                 Total current assets.........................     11,910,135      13,319,032

    Fixed assets, net of accumulated depreciation
      of $1,419,206 and $1,983,864, respectively..............        783,328       3,087,578
    Software, net of accumulated amortization of $4,466,514
      and $5,397,344, respectively............................      1,941,679       7,408,113
    Deferred taxes............................................              0       1,029,473
    Goodwill, net of accumulated amortization of $160,522.....              0       7,544,535
    Other assets..............................................         55,586         309,434
                                                                 ------------    ------------
                                                                 $ 14,690,728    $ 32,698,165
                                                                 ============    ============

         See accompanying notes to consolidated financial statements

                         DOCUCORP INTERNATIONAL, INC.
                          CONSOLIDATED BALANCE SHEETS
                            JULY 31, 1996 AND 1997

                                                                        1996              1997
                                                                     -----------      ------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
    Current liabilities
        Accounts payable.....................................        $   323,044      $  1,164,012
        Accrued liabilities:
                Accrued compensation.........................            700,050         1,142,199
                Other........................................            278,857         1,532,300
        Income taxes payable.................................            655,264           412,000
        Current portion of long-term debt....................                  0           191,652
        Current portion of obligations under capital leases..             45,967           454,199
        Deferred revenue.....................................          4,267,113         6,778,212
                                                                     -----------      ------------
                 Total current liabilities...................          6,270,295        11,674,574


        Obligations under capital leases.....................                  0            33,993
        Deferred taxes.......................................            383,070                 0
        Long-term debt.......................................                  0         8,759,156
        Other long-term liabilities..........................                  0           631,748

        Redeemable Class B common stock, 7,000,000
         shares authorized at $.01 par value, 5,623,229
         shares issued and outstanding at redemption value...                  0        19,118,978

    Stockholders' equity (deficit):
        Preferred stock, 3,000,000 and 1,000,000 shares
         authorized at $.10 par value, $1.00 liquidation
         value, 2,020,373 shares issued and outstanding at
         July 31, 1996.......................................            202,037                 0
        Common stock, 20,000,000 shares
         authorized at $.01 par value, 4,048,000 and
         5,133,353 shares issued and outstanding,
         respectively........................................             40,480            51,334
        Additional paid-in capital...........................          1,298,442         4,912,649
        Retained earnings (deficit)..........................          6,496,404       (12,413,092)
        Notes receivable from stockholders...................                  0           (71,175)
           Total stockholders' equity (deficit)..............          8,037,363        (7,520,284)
                                                                     -----------      ------------
                                                                     $14,690,728      $ 32,698,165
                                                                     ===========      ============

         See accompanying notes to consolidated financial statements

                         DOCUCORP INTERNATIONAL, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED JULY 31, 1995, 1996 AND 1997

                                                       1995        1996          1997
                                                   -----------  -----------  ------------
REVENUES
   Professional services......................     $   587,118  $   819,034  $  6,150,625
   License....................................       4,806,888    4,793,031     4,092,491
   Maintenance and other recurring............       5,419,945    5,858,256     7,259,702
                                                   -----------  -----------  ------------
      Total revenues..........................      10,813,951   11,470,321    17,502,818
                                                   -----------  -----------  ------------


EXPENSES
   Professional services......................         471,783      655,911     3,999,504
   Product development and support............       3,952,066    4,405,932     4,955,617
   Selling and marketing......................       1,950,588    1,665,961     2,246,270
   General and administrative.................       1,281,742    1,326,141     2,383,233
   Merger related charges.....................               0            0    21,377,855
                                                   -----------  -----------  ------------
      Total expenses..........................       7,656,179    8,053,945    34,962,479
                                                   -----------  -----------  ------------
      Operating income (loss).................       3,157,772    3,416,376   (17,459,661)
   Other income...............................          28,148      239,904       213,874
                                                   -----------  -----------  ------------
      Income (loss) before income taxes.......       3,185,920    3,656,280   (17,245,787)
   Provision for income taxes (benefit).......       1,183,000    1,335,000    (1,144,000)
                                                   -----------  -----------  ------------
               Net income (loss)..............     $ 2,002,920  $ 2,321,280  $(16,101,787)
                                                   ===========  ===========  ============

 UNAUDITED PRO FORMA DATA (NOTE 1):
   Pro forma net loss per share...............                                     $(1.41)
                                                                             ============
   Weighted average shares outstanding used
    in the pro forma net loss per share
    calculation...............................                                 11,383,941
                                                                             ============

   Supplemental pro forma net loss per share..                                     $(1.19)
                                                                             ============
   Weighted average shares outstanding used
    in the supplemental pro forma net loss
    per share calculation.....................                                 13,418,216
                                                                             ============

         See accompanying notes to consolidated financial statements

                         DOCUCORP INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED JULY 31, 1995, 1996 AND 1997

                                                                     1995          1996           1997
                                                                 ------------  ------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)...................................         $ 2,002,920   $ 2,321,280   $(16,101,787)
    Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
             Charge for acquired in-process
               technology...............................                   0             0     13,500,000
             Stock option compensation expense..........              53,271        49,988      7,698,143
             Depreciation...............................             324,699       363,931        573,645
             Amortization of capitalized software.......             736,224       813,832        930,829
             Amortization of goodwill...................                   0             0        160,522
             Increase (decrease) in allowance for
               doubtful accounts........................                   0        25,000        (63,363)

             Changes in assets and liabilities, net
              of effects from acquisition:
               (Increase) decrease in accounts
                 receivable.............................              52,304       (22,131)       (76,411)
               (Increase) decrease in income
                 tax refund receivable..................             174,467       222,033       (503,888)
               (Increase) decrease in deferred
                 tax assets.............................             121,390       (56,113)    (1,010,930)
               Increase in other assets.................              (1,615)      (74,642)       (23,340)
               Decrease in accounts payable.............             (91,648)      (96,939)      (174,940)
               Increase (decrease) in accrued
                 liabilities............................            (370,201)       71,701        432,989
               Increase (decrease) in income
                 taxes payable..........................             440,231        65,033       (243,264)
               Increase (decrease) in deferred
                 revenue................................            (272,983)      438,841      1,326,875
               Increase (decrease) in deferred tax
                 liabilities............................             156,912       226,158       (383,070)
                                                                 -----------   -----------   ------------
                     Total adjustments..................           1,323,051     2,026,692     22,143,797
                                                                 -----------   -----------   ------------
                     Net cash provided by
                       operating activities.............           3,325,971     4,347,972      6,042,010
                                                                 -----------   -----------   ------------

          See accompanying notes to consolidated financial statements

                                                                        1995          1996           1997
                                                                     -----------   -----------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
    (Purchase) sale of short-term investments, net..........          (1,500,000)   (2,308,806)     5,308,806
    Purchase of fixed assets................................            (333,073)     (356,017)      (547,301)
    Development of software.................................            (667,924)     (533,649)      (997,263)
    Net cash acquired in business combination...............                   0             0      1,714,416
                                                                     -----------   -----------   ------------
              Net cash (used in) provided by
                investing activities........................          (2,500,997)   (3,198,472)     5,478,658
                                                                     -----------   -----------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Repayment of debt.......................................            (258,801)   (1,534,430)    (2,448,011)
    Principal payments under capital lease
       obligations..........................................             (91,128)      (56,388)      (148,361)
    Purchase of tendered stock, and options.................             (84,375)            0     (5,192,293)
    Preferred stock dividend................................                   0             0     (2,807,709)
    Proceeds from exercise of warrants and options..........              89,369        45,432         15,644
    Proceeds from sale of warrants..........................                   0             0          6,100
    Tax benefit related to non-qualified stock option
      activity..............................................                   0        14,922         14,404
                                                                     -----------   -----------   ------------
              Net cash used in financing activities.........            (344,935)   (1,530,464)   (10,560,226)
                                                                     -----------   -----------   ------------
Net increase (decrease) in cash and cash equivalents........             480,039      (380,964)       960,442
Cash and cash equivalents at beginning of year..............           1,809,941     2,289,980      1,909,016
                                                                     -----------   -----------   ------------
Cash and cash equivalents at end of year....................         $ 2,289,980   $ 1,909,016   $  2,869,458
                                                                     ===========   ===========   ============

                  See non-cash activities disclosed in Note 3.

          See accompanying notes to consolidated financial statements

                         DOCUCORP INTERNATIONAL, INC.
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED JULY 31, 1995, 1996 AND 1997


                                                                            Additional       Retained
                                Preferred       Common       Treasury         Paid-In        Earnings        Notes
                                  Stock         Stock          Stock          Capital        (Deficit)     Receivable    Total
                             ---------------  ----------  ---------------  -------------  -------------  ------------  -------
Balance at July 31, 1994...  $ 202,037         $ 38,122    $(281,602)       $  1,413,795   $ 2,172,204         $   0   $  3,544,556
Exercise of warrants to
 purchase 24,097 shares of
 common  stock.............                         241                             (102)                                       139
Exercise of stock option
 to purchase  472,385 shares
 of common stock...........                       4,724                           84,506                                     89,230
Purchase and retirement of
 117,013 shares of common
 stock.....................                      (1,170)                         (83,205)                                   (84,375)
Retirement of 697,374 shares
 of treasury stock.........                      (6,973)     281,602            (274,629)                                         0
Compensation expense related
 to non-qualified stock
 options...................                                                       53,271                                     53,271
Net income.................                                                                  2,002,920                    2,002,920
                               -------         --------      -------           ---------     ---------    ----------      ---------
Balance at July 31, 1995...    202,037           34,944            0           1,193,636     4,175,124             0      5,605,741
Exercise of warrants to
 purchase 329,735 shares of
 common stock..............                       3,298                           (1,396)                                     1,902
Exercise of stock options to
 purchase 223,798 shares of
 common stock..............                       2,238                           41,292                                     43,530
Compensation expense related
 to non-qualified stock
 options...................                                                       49,988                                     49,988
Tax benefits related to
 exercise of non-qualified
 stock options.............                                                       14,922                                     14,922
Net income.................                                                                  2,321,280                    2,321,280
                               -------         --------      -------           ---------     ---------     ---------      ---------
Balance at July 31, 1996...    202,037           40,480            0           1,298,442     6,496,404             0      8,037,363
Exercise of stock options to
 purchase 34,339 and 520 shares
 of common stock and Class B
 common stock, respectively.                        343                           13,538                                     13,881
Payment of preferred stock
 dividend..................                                                                 (2,807,709)                  (2,807,709)
Purchase of 865,513 shares
 of tendered common stock..                      (8,656)                      (2,487,749)                                (2,496,405)
Conversion of Image Sciences
 common stock and preferred
 stock to 5,622,709 shares
 of Class B common stock...   (202,037)         (31,981)                     (18,883,193)                               (19,117,211)
Conversion of FormMaker
 common stock to 5,114,789
 shares of common stock....                      51,148                       19,948,852                                 20,000,000
Assumption of notes receiva-
 ble from stockholders.....                                                                                  (71,175)       (71,175)
Sale of warrants to purchase
 common stock..............                                                        6,100                                      6,100
Compensation expense related
 to non-qualified stock
 options...................                                                    5,002,255                                  5,002,255
Tax benefit related to
 exercise of non-qualified
 stock options.............                                                       14,404                                     14,404
Net loss...................                                                                (16,101,787)                 (16,101,787)
                               -------         --------      -------            ---------  -----------      --------     ----------
Balance at July 31, 1997       $     0         $ 51,334      $     0          $4,912,649  $(12,413,092)     $(71,175)   $(7,520,284)
                               =======         ========      =======          ==========  ============      ========      =========


          See accompanying notes to consolidated financial statements

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DocuCorp International, Inc. ("DocuCorp" or the "Company"), a Delaware corporation was organized on January 13, 1997 in connection with the acquisition of FormMaker Software, Inc. ("FormMaker") by Image Sciences, Inc. ("Image Sciences") (the "Merger"). The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, Image Sciences, FormMaker, and Micro Dynamics, Ltd. Results of FormMaker and Micro Dynamics, Ltd. are included from the effective date of the Merger, May 15, 1997. As described in Note 3, the Company incurred one-time charges aggregating $21,377,855 in connection with the Merger, primarily related to acquired in-process technology and compensation charges. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The Company's business includes developing, marketing, and supporting document automation software designed to enable customers to produce high volume, customized documents. The Company also provides consulting and print outsourcing services to its customers. The majority of the Company's business is currently derived from companies in the insurance and utility industries.

REVENUE RECOGNITION

     Revenue from licensing of standard software is recognized upon shipment of the software. Revenue from software licenses which include a cancellation clause is recognized upon expiration of the cancellation period. Revenue related to products still in the testing phase is deferred until formal acceptance of the product by the purchaser.

     Revenue from maintenance contracts, and maintenance revenue that is packaged with license fees, is recognized ratably over the term of the agreements. The Company records deferred revenue for maintenance amounts invoiced prior to revenue recognition. Revenue related to print outsourcing and professional services, such as training and consulting, is recognized as the services are performed.

CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents, including certificates of deposit, repurchase agreements, and treasury bills. Cash equivalents are stated at cost, which approximates fair market value.

SHORT-TERM INVESTMENTS

     The Company has the intent and ability to hold short-term investments to maturity; consequently, such investments are carried at cost which approximates fair market value as determined by the stated interest rates. As of July 31, 1996, the Company's short-term investments consisted of commercial paper investments and treasury bills with original terms of 180 days. Interest income from such investments was $134,510, $227,113, and $172,572 in 1995, 1996, and
1997, respectively.

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACCOUNTS RECEIVABLE

     Included in accounts receivable at July 31, 1996 and 1997 are unbilled amounts of $1,833,640 and $1,776,322, respectively. Such amounts have been recognized as revenue upon execution of the contract and shipment of the software, but prior to required payment terms.

FIXED ASSETS, DEPRECIATION, AND AMORTIZATION

     Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated service lives using the straight line method for all assets.

     Amortization of assets recorded under capital leases is included in depreciation expense. Estimated service lives are as follows:

Computer equipment                           4-5 years
Furniture and fixtures                         5 years
Leasehold improvements                   life of lease
Leased equipment under capital leases        3-5 years

     Repairs and maintenance are expended as incurred. Major renewals and betterments are capitalized and depreciated over the assets remaining estimated service life. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts with any resulting gain or loss included in income.

SOFTWARE

     Costs of internally developed software are capitalized after the technological feasibility of the software has been established. Research and development costs incurred prior to the establishment of the technological feasibility of a product are expended as incurred. The cost of capitalized software is amortized on a straight-line basis over its estimated useful life, generally four to six years or the ratio of current revenues to current and anticipated revenues from the software, whichever provides the greater amortization. During 1995, 1996, and 1997, the Company charged to expense $1,426,391, $1,851,516, and $2,155,435, respectively, for research and development costs. Such expense is included in product development and support on the Consolidated Statements of Operations.

GOODWILL

     Goodwill is amortized on a straight-line basis over ten years. The carrying value of goodwill is evaluated periodically in relation to the operating performance and anticipated future undiscounted net cash flows of the related business. In the event that assets are found to be carried at amounts which are in excess of estimated gross future cash flows, then the intangible assets are adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets.

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INCOME TAXES

     Income taxes are presented pursuant to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (see also Note 8).

STOCK SPLIT

     In December 1997, the Company declared a six-for-five stock split effected in the form of a stock dividend to stockholders of record on December 9, 1997. All references in the consolidated financial statements to shares, share prices, per share amounts, and stock plans have been retroactively adjusted for the six-for-five stock split. (see also Note 10).

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     Historical net loss per share has been excluded from the Company's Consolidated Statements of Operations on the basis that it is irrelevant due to the planned conversion of all outstanding Class B common stock on a one-for-one basis concurrent with the effectiveness of the Company's initial public offering
(IPO). Pro forma net loss per share has been computed using the weighted average number of common shares outstanding after giving retroactive effect to the six-for-five stock split declared in December 1997 (see Note 10) and assuming that (i) all shares of Class B common stock have been converted to shares of Common Stock as of the date of issuance and (ii) all shares, options and warrants issued subsequent to January 1997 at an exercise price less than the IPO price have been included in the calculation as if they were outstanding for the entire period presented using the treasury stock method and the IPO price.

SUPPLEMENTAL PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     Supplemental pro forma net loss per share has been computed using the weighted average number of shares of common stock used in the calculation of pro forma net loss per share, plus the number of shares that the Company would need to repay (i) $5,471,634 due under the Company's line of credit, (ii) $3,000,000 in subordinated notes due Safeguard Scientifics, Inc. ("Safeguard"), Technology Leaders II, L.P., and TL Ventures Third Corp. and (iii) $479,174 in notes due to Safeguard as of July 31, 1997. For purposes of computing supplemental pro forma net loss per share, the pro forma net loss for the fiscal year ended July 31, 1997 was reduced by $113,230 representing elimination of the related interest expense on such debt and the associated tax effect, and the weighted average shares outstanding used in the supplemental pro forma net loss per share calculation was increased by 2,034,275 shares which represents the additional shares required to be sold to retire the debts.

STOCK-BASED COMPENSATION

     During 1997, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, ("SFAS 123"), "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS 123, the Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its employee stock option plans. Note 7 contains a summary of the pro forma effects on reported net income and earnings per share for fiscal 1996 and 1997 based on the fair value of options and shares as prescribed by SFAS 123.

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONVERSION OF IMAGE SCIENCES STOCK, OPTIONS, AND WARRANTS

     All references in the consolidated financial statements to shares, share prices, per share amounts, and stock plans have been adjusted retroactively for the conversion of Image Sciences common stock, preferred stock, and options or warrants to purchase DocuCorp Common Stock based on the Merger exchange ratios set forth in Note 3.

MANAGEMENT ESTIMATES

     The preparation of the Company's financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at July 31, 1996 and 1997, and the reported amounts of revenues and expenses for the periods then ended. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share", which is required to be adopted for fiscal periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options and warrants will be excluded.

     If the Company had computed net earnings per share in accordance with the provisions of SFAS 128, the basic and diluted earnings per share amounts for the year ended July 31, 1997 would be the same as earnings per share presented on the Consolidated Statements of Operations.

RECLASSIFICATIONS

     Certain prior year balances have been reclassified to conform to the current year's financial statement presentation.

NOTE 2 - FIXED ASSETS

     Fixed asset balances at July 31, 1996 and 1997 are as follows:

                                     1996          1997
                                ------------   -----------
Computer equipment               $ 1,948,066   $ 3,753,129
Furniture and fixtures               179,619     1,120,771
Leasehold improvements                74,849       197,542
                                ------------   -----------
                                   2,202,534     5,071,442
Less accumulated depreciation     (1,419,206)   (1,983,864)
                                ------------   -----------
                                 $   783,328   $ 3,087,578
                                ============   ===========

NOTE 3 - MERGER OF IMAGE SCIENCES AND FORMMAKER

     On January 15, 1997, Image Sciences entered into an Agreement and Plan of Merger with FormMaker, pursuant to which the stockholders of Image Sciences and FormMaker agreed to exchange their shares for common stock of the Company. The Merger was completed on May 15, 1997.

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Each issued and outstanding share of FormMaker common stock, and each option or warrant to purchase common stock was exchanged for .6818 shares of Company Common Stock and options or warrants to purchase Company Common Stock. Each issued and outstanding share of Image Sciences common stock and each option to purchase common stock that was vested as of July 31, 1997, was exchanged for
1.4446 shares of Company Class B common stock and options to purchase Class B common stock. Each issued and outstanding Image Sciences option to purchase common stock that was invested as of July 31, 1997 was exchanged for options to purchase 1.4446 shares of Company Common Stock. Each issued and outstanding share of Image Sciences preferred stock was exchanged for 1.029 shares of Company Class B common stock.

     Concurrent with the closing of the Merger, Image Sciences (i) repurchased common stock and options to purchase common stock from certain stockholders for an aggregate purchase price of $5,192,293 and (ii) paid its preferred stockholder a cash dividend of $2,807,709. The Company recognized compensation expense related to the repurchase of options to purchase common stock discussed above, and related to the creation of a new measurement date for outstanding options to purchase Image Sciences common stock deemed to be converted to options to purchase Company Class B common stock upon consummation of the Merger.

     The Merger was treated as an acquisition of FormMaker by Image Sciences; accordingly, the Merger transaction was recorded under the purchase method of accounting. For historical accounting purposes, Image Sciences is considered to be the acquire or in the Merger and purchase accounting is not required related to the conversion of Image Sciences common stock and preferred stock into Company Common Stock. The financial statements of Image Sciences are presented as historical statements of the Company for periods prior to the Merger.

     The following unaudited pro forma information for fiscal 1996 and 1997 presents a summary of consolidated results of operations of Image Sciences and FormMaker as if the merger had occurred at the beginning of fiscal 1996. Such pro forma amounts are not necessarily indicative of what the actual results might have been had the Merger occurred at the beginning of fiscal 1996. The unaudited pro forma amounts exclude non-recurring charges recorded in the year ended July 31, 1997 for acquired in-process technology, compensation charges, and other Merger-related costs of $13,500,000, $7,649,740, and $228,115, respectively.

                           1996         1997
                      -------------  -----------
Revenues                $27,327,000  $38,416,000

Net income              $    82,000  $ 1,714,000

Net income per share           --    $       .15

     The aggregate purchase price, including direct acquisition costs, was $20,374,630 which has been allocated to the fair value of the net identifiable assets acquired, including in-process technology. Acquired in-process technology represents the present value of the estimated cash flows expected to be generated by FormMaker in-process technology. The value of the in-process technology was charged to operations on the closing date of the Merger. The purchase price was allocated as follows:

Fixed assets                            $ 2,330,594
Capitalized software                      5,400,000
Goodwill and other intangible assets      7,705,057
In-process technology                    13,500,000

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net liabilities acquired                 (8,632,196)
Notes receivables from stockholders          71,175
                                        ------------
                                        $20,374,630
                                        ============

NOTE 4 - LEASE COMMITMENTS

     The Company leases computer equipment under noncancelable leases which are classified as capital leases and included in fixed assets at July 31, 1996 and 1997 as follows:

                                           1996       1997
                                        ----------  ---------
Computer equipment                      $ 214,852   $468,551
Office equipment                                0    326,042
                                        ----------  ---------
                                          214,852    794,593
Less accumulated depreciation            (190,249)   (95,820)
                                        ----------  ---------
                                        $  24,603   $698,773
                                        ==========  =========

     Certain other equipment leases and the Company's obligation under leases for office space are treated as operating leases and the rentals are expended as incurred. Rent expense on these operating leases for the years ended July 31, 1995, 1996, and 1997 totaled $343,010, $383,438, and $926,344, respectively.
Generally, the Company's leases provide for renewals for various periods at stipulated rates.

     Future minimum lease obligations on leases in effect at July 31, 1997 are as follows:

                                           Capital     Operating
                                            Leases      Leases
                                        ------------  ------------
1998..........................            $ 472,959   $ 2,636,088
1999..........................               34,525     2,750,467
2000..........................                   --     2,816,022
2001..........................                   --     1,941,970
2002..........................                   --     1,737,236
Thereafter....................                   --     1,343,205
                                        ------------  ------------
Minimum lease payments........              507,484   $13,224,988
Less amount representing interest           (19,292)  ============
Present value of minimum lease          ------------
 payments.....................              488,192
Less current portion..........             (454,199)
                                        ------------
Obligations under capital leases        $    33,993
                                        ============

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - LONG-TERM DEBT

Long-term debt consists of the following at July 31:

                                                                    1996         1997
                                                                    ----      ----------
 Revolving credit facility with bank ............................   $ 0       $5,471,634
 Notes payable to Safeguard .....................................     0          479,174
 Subordinated notes payable to Safeguard, Technology Leaders II,
     L.P., and TL Ventures Third Corp. ..........................     0        3,000,000
                                                                   -----      ----------
                                                                      0        8,950,808
 Less current portion of debt ...................................     0         (191,652)
                                                                   -----      ----------
                                                                   $  0       $8,759,156
                                                                   =====      ==========

     In connection with the Merger, the Company assumed a $10,000,000 revolving credit facility ("Credit Facility") with a bank which was guaranteed by Safeguard, FormMaker's largest stockholder. Effective September 1997, the Credit Facility was renegotiated. The maximum amount available under this Credit Facility is $10,000,000, and repayment of $3,500,000 is guaranteed by Safeguard. Under the Credit Facility, the Company is required to maintain certain financial covenants. Amounts outstanding under this Credit Facility bear interest at variable rates determined by various provisions of the Credit Facility. These rates generally approximate or equal the bank's prime rate or the London Interbank Rate ("LIBOR"). At July 31, 1997, the outstanding balance under the Credit Facility consisted of $2,471,634 drawn under a line of credit bearing interest at 8.50% and LIBOR notes aggregating $3,000,000, bearing interest at 7.68%. The weighted average interest rate on the revolving Credit Facility was 8.02% at July 31, 1997.

     Upon renegotiation in September 1997, the portion of the Credit Facility guaranteed by Safeguard bears interest at the bank's prime rate less 0.25%, or 8.25% at July 31, 1997. The remaining balance of the Credit Facility bears interest at prime, or 8.50% at July 31, 1997. Amounts outstanding under this Credit Facility are collateralized by substantially all of the Company's assets. Interest is payable monthly under this Credit Facility. $6,500,000 of the Credit Facility may be converted in September 1998 into a term loan provided that the Company has given the bank thirty days written notice and is not in default.

     The principal balance of the term loan shall be repaid in twenty-four consecutive installments due the first day of each month. The $3,500,000 portion of the Credit Facility guaranteed by Safeguard is due and payable in March 1999.

     In connection with the Merger, the Company assumed two notes payable to Safeguard, in the original amounts of $350,000 and $275,000. Monthly principal payments aggregating approximately $16,000 plus accrued interest are due for thirty-six months commencing February 1, 1997. These notes bear interest at prime plus 1%, or 9.50% as of July 31, 1997.

     Concurrent with the Merger, Safeguard, Technology Leaders II, L.P., and TL Ventures Third Corp. loaned the Company $3,000,000 in the form of subordinated notes. The notes bear interest at prime plus 1%, or 9.50% as of July 31, 1997, and are due in full at the earlier of the closing of a public offering yielding net proceeds to the Company in excess of $13,000,000 or May 15, 2000. The notes are unsecured obligations of the Company and are subordinated to all senior debt.

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The Company made interest payments, principally related to long-term debt, totaling $235,407, $183,508, and $175,339 for the years ended July 31, 1995,
1996, and 1997, respectively.


NOTE 6 - REDEEMABLE CLASS B COMMON STOCK


     Class B common stock of the Company may be redeemed, at the option of the holder, if the Company does not consummate by January 31, 1998 an underwritten public offering of securities in which the managing underwriter values the equity of the Company at $62,100,000 or more. This redemption option is exercisable from February 1, 1998 through February 1, 1999 at $3.40 per share. Safeguard, Technology Leaders II, L.P., and Technology Leaders II Offshore C.V. have agreed, under the terms of a liquidity agreement (the "Liquidity Agreement"), to fund the redemption of the Class B common stock by subscribing for a number of shares of Common Stock, at a price of $3.40 per share, equal to the number of shares of Class B common stock redeemed. Each issued and outstanding share of the Company's Class B common stock will automatically be converted into a share of the Company's Common Stock at the earlier of a public offering as described above or February 1, 1999.


NOTE 7 - STOCKHOLDERS' EQUITY (DEFICIT)

PREFERRED STOCK

     All outstanding Image Sciences preferred stock was exchanged for the Company's Class B common stock pursuant to the Merger. Concurrent with the Merger, the Company reduced authorized shares of preferred stock to 1,000,000 which the board of directors of the Company may issue with such preferences and rights as it may designate. As of July 31, 1997, there were no issued or outstanding shares of preferred stock.

STOCK OPTIONS

     The Company provides equity incentives to employees and directors by means of incentive stock options and non-qualified stock options which historically have been provided under various stock option plans. The Company now issues options from the 1997 Equity Compensation Plan. Stock options generally vest over a period of three to five years. The Company may grant non-qualified stock options at an option price per share determined by the board of directors. Under this plan, the Company has reserved 480,000 shares for issuance as of July 31, 1997. Options generally expire ten years from the date of grant.

     Activity under all plans is summarized as follows:

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                           Shares Under
                                       Outstanding Options

                                  Outstanding   Weighted Average
                                   Options      Exercise Price
                                  -----------   ----------------
Balances at July 31, 1994.....    3,701,642                 $.15
Granted.......................      500,121                  .58
Exercised.....................     (472,385)                 .19
Expired.......................     (425,059)                 .14
                                  ---------                -----
Balances at July 31, 1995.....    3,304,319                  .21
Granted.......................      336,302                  .73
Exercised.....................     (223,798)                 .19
Expired.......................     (399,750)                 .08
                                  ---------                -----
Balances at July 31, 1996.....    3,017,073                  .29
Exercised.....................      (34,859)                 .45
Expired.......................      (47,845)                 .59
Purchase of Options...........     (937,357)                 .01
FormMaker options assumed.....      973,116                 3.43
                                  ---------                -----
Balances at July 31, 1997.....    2,970,128                $1.40
                                  =========                =====

     Outstanding options at July 31, 1997 include options to purchase 1,627,612 shares of Class B common stock which, upon exercise, may be redeemed in accordance with the terms of the Class B common stock. Such options are fully vested at July 31, 1997. All remaining outstanding options at July 31, 1997 are options to purchase shares of Common Stock. Options to purchase 428,736 shares of Common Stock are vested at July 31, 1997.

STOCK-BASED COMPENSATION

     Pursuant to SFAS 123, the Company is required to report pro forma information regarding net income (loss) and net income (loss) per share as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The weighted average fair value of options granted during fiscal 1996 and 1997 was $0.73 and $3.40, respectively. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes option pricing model. The Black-Scholes model requires the input of various assumptions. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends or volatility and the following weighted-average assumptions:

                                                1996   1997
                                                ----   ----
 Expected life (years)                          3.25   1.75

 Risk-Free interest rate                        5.90%  5.75%

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information for the years ended July 31 is as follows:

                                        1996          1997
                                     ----------  -------------
 Net income (loss):
  As reported..................      $2,321,280  $(16,101,787)
  As adjusted..................       2,143,767   (16,119,086)
 Pro forma net loss per share:
  As reported..................                         (1.41)
  As adjusted..................                         (1.42)

WARRANTS

     During 1996, warrants to purchase 329,735 shares of common stock were exercised and warrants to purchase 2,608 shares of common stock expired.

     In connection with the Merger, the Company assumed warrants with a seven year term held by stockholders and a director of FormMaker to purchase common stock. Additional warrants with a three year term were issued by FormMaker to stockholders immediately prior to the Merger in connection with $3,000,000 of subordinated notes (see also Note 5). All of the above warrants were converted into warrants to purchase 626,502 shares of Common Stock based on FormMaker's exchange ratio.

     Warrants to purchase 732,000 shares of Common Stock were sold to stockholders for $6,100 in connection with the stockholders obligations under the Liquidity Agreement. These warrants have a three year term.

     The following warrants are outstanding as of July 31, 1997:

                                                                        Exercise
                                                             Warrants    Price
                                                                         Share
                                                            ----------  --------
Warrants to Safeguard, Technology Leaders II,
    L.P., and Technology Leaders II Offshore C.V......         258,330     $ .03

Warrants to a director of the Company.................         122,724     $3.40

Warrants to Safeguard, Technology Leaders II,
    L.P., and TL Venture Third Corp...................         245,448     $4.25

Warrants to Safeguard, Technology Leaders II,
    L.P. and Technology Leaders II Offshore C.V.......         732,000     $4.17
                                                            ----------
Total                                                        1,358,502
                                                            ==========

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - INCOME TAXES

     Deferred tax assets (liabilities) are comprised of the following at July 31:

                                                                1995        1996         1997
                                                             ----------  ----------  ------------
 Gross deferred tax assets:
  Deferred revenue......................................     $ 387,222   $ 261,500   $   128,156
  Loss carry forwards...................................             0           0     2,491,006
  Tax credit carry forwards.............................       419,129     247,531       426,484
  Accounts receivable allowance.........................       110,500     119,000       178,500
  Deferred lease costs..................................             0           0       204,594
  Compensation expense related to stock options.........             0      58,323     1,751,614
  Other.................................................        82,484      77,993       290,794
                                                             ---------   ---------   -----------
                                                               999,335     764,347     5,471,148
                                                             ---------   ---------   -----------
 Gross deferred tax liabilities:
  Capitalized software..................................      (755,433)   (660,171)   (2,518,759)
  Other.................................................       (57,459)    (87,778)     (149,174)
                                                             ----------  ----------  ------------
                                                              (812,892)   (747,949)   (2,667,933)
                                                             ----------  ----------  ------------
  Net...................................................       186,443      16,398     2,803,215
  Less valuation allowance..............................             0           0    (1,392,817)
                                                             ----------  ----------  ------------
  Net deferred tax asset................................     $ 186,443   $  16,398   $ 1,410,398
                                                             ==========  ==========  ============

     The provision (benefit) for income taxes charged to operations was as follows:

                                                                1995        1996         1997
                                                             ----------  ----------  ------------
 Current tax expense:
  U.S. Federal..........................................     $ 778,000  $1,048,000   $   185,000
  State, local & foreign................................        75,000     125,000        65,000
                                                             ----------  ----------  -----------
 Total current..........................................       853,000   1,173,000       250,000
                                                             ----------  ----------  -----------
 Deferred tax expense (benefit):
  U.S. Federal..........................................       330,000     162,000    (1,394,000)
  State, local & foreign................................             0           0             0
                                                            ----------  ----------   -----------
 Total deferred.........................................       330,000     162,000    (1,394,000)
                                                            ----------  ----------   -----------
 Total provision (benefit)..............................    $1,183,000  $1,335,000   $(1,144,000)
                                                            ==========  ==========   ===========

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The provision (benefit) for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income as a result of the following differences:

                                                    1995        1996          1997
                                                 ----------  -----------  ------------
 Statutory U.S. tax rates......................  $1,083,213  $1,243,135   $(5,863,568)
 Increase (decrease) in rates resulting from:
   Nondeductible items:
    In-process technology......................           0           0     4,590,000
    Other......................................      34,550      16,173        41,375
   State, local and foreign taxes (net)........      49,500      82,500        42,900
   Other.......................................      15,737      (6,808)       45,293
                                                 ----------  ----------   -----------
 Effective tax rates...........................  $1,183,000  $1,335,000   $(1,144,000)
                                                 ==========  ==========   ===========


     Income taxes currently payable for the years ended July 31, 1995, 1996, and 1997 were reduced by approximately $170,000, $170,000, and $160,000, respectively through the utilization of net operating loss and tax credit carry forwards.

     At July 31, 1997, the Company had net operating loss carry forwards for federal income tax purposes of approximately $7,300,000 that generally expire in the years ending 2000 through 2012.

     The Company has approximately $426,000 of research and development tax credit, investment tax credit, and alternative minimum tax credit carry forwards. The tax credit carry forwards generally expire in the years ending 2006 through 2012.

     Due to ownership changes, a portion of the Company's net operating loss and tax credit carry forwards is subject to an annual cumulative limitation with respect to the amounts which may be utilized in any one year. The Company believes realization of the net deferred tax asset, net of valuation allowance, to be more likely than not.

     The Company made estimated and regular income tax payments of $290,000, $700,000 and $640,000 during the years ended July 31, 1995, 1996, and 1997, respectively.

NOTE 9 - MAJOR CUSTOMERS AND RELATED PARTY TRANSACTIONS

     Safeguard and, in the aggregate, Technology Leaders II, L.P., Technology Leaders II Offshore C.V., and TL Ventures Third Corp., own approximately 20% and 10%, respectively, of the Company's fully diluted outstanding common stock at July 31, 1997. Interest expense related to notes payable to these parties totaled $69,917 in 1997. The balance of this debt and other related party transactions are also described elsewhere in the notes to consolidated financial statements.

     FormMaker has entered into various agreements with a major customer ("Policy Management Systems" or "PMSC") to provide certain print outsourcing services and to grant to PMSC certain marketing and licensing rights to FormMaker's software. Revenues of $2,998,813 from PMSC were recognized by the Company from the date of the Merger through July 31, 1997 under the terms of these agreements. Effective May 1997, PMSC provided 12 months termination notice of its agreement with FormMaker regarding print outsourcing services. The marketing

                         DOCUCORP INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


agreement expires on December 31, 1999; however, PMSC can unilaterally terminate the marketing agreement with FormMaker beginning January 1, 1998 by providing 90 days' prior written notice.


NOTE 10- STOCK SPLIT

     In December 1997, the Company approved the declaration of a six-for-five stock split of the outstanding Common Stock and Class B common stock effected in the form of a dividend to stockholders of record as of December 9, 1997. Concurrently, the number of shares of Common Stock the Company is authorized to issue was increased from 20 million to 50 million. As stated in Note 1, the financial statements have been adjusted retroactively for the six-for-five split.

                         DOCUCORP INTERNATIONAL, INC.
                      INTERIM CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                     Pro Forma
                                                 October 31, 1997     (Note 6)
                                                 ----------------  -------------
ASSETS
  Current assets:
    Cash and cash equivalents.................      $  1,442,947   $  1,442,947
    Accounts receivable, net of allowance
      of $550,000.............................         9,079,655      9,079,655
    Current portion of deferred taxes.........           229,259        229,259
    Income tax refund receivable..............           362,966        362,966
    Other current assets......................         1,001,598      1,001,598
                                                    ------------   ------------
             Total current assets:............        12,116,425     12,116,425

      Fixed assets, net of accumulated
         depreciation $2,320,187..............         2,950,537      2,950,537
      Software, net of accumulated
         amortization $5,802,298..............         7,439,435      7,439,435
    Deferred taxes............................           870,595        870,595
    Goodwill, net of accumulated amortization.         7,351,908      7,351,908
    Other assets..............................           292,051        292,051
                                                    ------------   ------------
                                                    $ 31,020,951   $ 31,020,951
                                                    ============   ============

                         DOCUCORP INTERNATIONAL, INC.
                      INTERIM CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)


                                                                               PRO FORMA
                                                           OCTOBER 31, 1997     (NOTE 6)
                                                           ----------------    ----------
LIABILITIES AND STOCKHOLDERS' DEFICIT
 Current liabilities:
  Accounts payable...................................         $   702,555    $   702,555
  Accrued liabilities:
          Accrued compensation.......................             710,833        710,833
          Other......................................           1,631,173      1,631,173
  Income taxes payable...............................             434,904        434,904
  Current portion of long-term debt..................             191,652        191,652
  Current portion of obligations under capital
   leases............................................             337,362        337,362
  Deferred revenue...................................           7,207,649      7,207,649
                                                              ------------   ------------
         Total current liabilities...................          11,216,128     11,216,128

  Obligations under capital leases...................                   0              0
  Long-term debt.....................................           6,832,609      6,832,609
  Other long-term liabilities........................             645,608        645,608

  Redeemable Class B Common Stock,
    7,000,000 shares authorized at $.01 par
    value, 5,629,122 and 0
    shares issued and outstanding at
    redemption value, respectively...................          19,139,015              0

 Stockholders' equity (deficit):
     Common Stock, 20,000,000 shares
      authorized at $.01 par value,
      5,133,353 and 10,762,475 shares issued
      and outstanding, respectively....................            51,334        107,625
     Additional paid-in capital........................         4,901,319     23,984,043
     Retained deficit..................................       (11,693,887)   (11,693,887)
     Notes receivable from stockholders................           (71,175)       (71,175)
                                                              ------------   ------------
              Total stockholders' equity (deficit).....        (6,812,409)    12,326,606
                                                              ------------   ------------
                                                              $31,020,951    $31,020,951
                                                              ============   ============

                         DOCUCORP INTERNATIONAL, INC.
                 INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                              Three Months ended
                                                                               October 31, 1997
                                                                             ---------------------
                                                                               1996         1997
                                                                            -----------  ----------
REVENUES

    Professional services...............................................    $  195,870   $ 6,688,010
    License.............................................................     1,043,687     1,575,817
    Maintenance and other recurring.....................................     1,583,980     2,582,446
                                                                            ----------   -----------
          Total revenues................................................     2,823,537    10,846,273
                                                                            ----------   -----------
EXPENSES

    Professional services...............................................       146,286     4,841,694
    Product development and support.....................................       995,476     1,878,499
    Selling and marketing...............................................       405,241     1,395,100
    General and administrative..........................................       464,908     1,371,863
                                                                            ----------   -----------
      Total expenses....................................................     2,011,911     9,487,156
                                                                            ----------   -----------
      Operating income..................................................       811,626     1,359,117
    Other income (expense), net.........................................        95,314      (155,912)
                                                                            ----------   -----------
      Income before income taxes........................................       906,940     1,203,205
    Provision for income taxes..........................................       330,000       484,000
                                                                            ----------   -----------
      Net income........................................................      $576,940   $   719,205
                                                                            ==========   ===========
UNAUDITED PRO FORMA DATA:
    Pro forma net income per share......................................         $0.06         $0.05
                                                                             =========   ===========
    Weighted average shares outstanding used in the pro forma net income
     per share calculation..............................................     9,910,881    13,611,879
                                                                             =========    ==========
    Supplemental pro forma net income per share.........................         $0.06         $0.05
                                                                             =========   ===========
    Weighted average shares outstanding used in the supplemental pro
     forma net income per share calculation.............................     9,910,881    15,208,302
                                                                             =========   ===========

                         DOCUCORP INTERNATIONAL, INC.
                      INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)


                                                                                   Three months ended
                                                                                    October 31, 1997
                                                                                -------------------------
                                                                                   1996          1997
                                                                                -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income..............................................................     $  576,940   $   719,205
   Adjustments to reconcile net income to net cash provided by operating activities:
   Stock option compensation expense.......................................        12,380         5,327
   Depreciation............................................................       100,889       336,323
   Amortization of capitalized software....................................       198,315       404,954
   Amortization of goodwill................................................             0       192,627
   Increase in allowance for doubtful accounts.............................             0        25,000

Changes in assets and liabilities:
   (Increase) decrease in accounts receivable..............................       360,858       (93,871)
   Decrease in income tax refund receivable................................             0       140,922
   Decrease in deferred tax assets.........................................        78,996       310,544
   (Increase) decrease in other assets.....................................        70,887      (430,238)
   Decrease in accounts payable............................................      (101,072)     (461,457)
   Decrease in accrued liabilities.........................................      (191,176)     (332,493)
   Increase (decrease) in income taxes payable.............................      (278,748)       22,904
   Increase in deferred revenue............................................       117,162       429,437
   Increase in deferred tax liabilities....................................       187,004             0
   Increase in other long-term liabilities.................................             0        13,860
                                                                               -----------  ------------
                       Total adjustments...................................       555,495       563,839
                                                                               -----------  ------------
                       Net cash provided by operating activities...........     1,132,435     1,283,044
                                                                               -----------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Sale of short-term investments, net.....................................       308,806             0
   Purchase of fixed shares................................................      (104,660)     (199,282)
   Development of software.................................................      (139,373)     (436,276)
                                                                               -----------  ------------
            Net cash (used in) provided by investing activities............        64,773      (635,558)
                                                                               -----------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayment of debt.......................................................             0    (1,926,547)
   Principal payments under capital lease obligations......................       (15,103)     (150,830)
   Proceeds from exercise of options.......................................             0         3,380
                                                                               -----------  ------------
            Net cash used in financing activities..........................       (15,103)   (2,073,997)
                                                                               -----------  ------------
   Net increase (decrease) in cash and cash equivalents....................     1,182,105    (1,426,511)
   Cash and cash equivalents at beginning of period........................     1,909,016     2,869,458
                                                                               -----------  ------------
   Cash and cash equivalents at end of period..............................    $3,091,121   $ 1,442,947
                                                                               ===========  ============

                         DOCUCORP INTERNATIONAL, INC.
                 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


NOTE 1 - BASIS OF PRESENTATION

     The accompanying unaudited Interim Consolidated Financial Statements include the accounts of DocuCorp International, Inc. and its subsidiaries (collectively, the "Company").

     The financial information presented should be read in conjunction with the Company's annual consolidated financial statements for the year ended July 31, 1997. The foregoing unaudited consolidated financial statements reflect all adjustments (all of which are of a normal recurring nature) which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

NOTE 2 - BUSINESS ACQUISITION

     On January 15, 1997, Image Sciences, Inc. ("Image Sciences") entered into an Agreement and Plan of Merger (the "Merger") with FormMaker Software, Inc. ("FormMaker"), pursuant to which the stockholders of Image Sciences and FormMaker agreed to exchange their shares for common stock of the Company. The Merger was completed on May 15, 1997. Concurrent with the closing of the Merger, Image Sciences distributed approximately $8,000,000 via (i) a tender offer to its common stockholders and certain holders of options to purchase common stock and (ii) a dividend to its preferred stockholder.

     The Merger was treated as an acquisition of FormMaker by Image Sciences; accordingly, the Merger transaction was recorded under the purchase method of accounting. For historical accounting purposes, Image Sciences is considered to be the acquiror in the Merger and purchase accounting is not required related to the conversion of Image Sciences common stock and preferred stock into Company common stock. The financial statements of Image Sciences are presented as historical statements of the Company for periods prior to the Merger. The excess of the purchase price over the fair value of the net identifiable assets acquired of $7,705,057 has been recorded as goodwill and is being amortized on a straight-line basis over ten years.

     The following unaudited pro forma information for the three months ended October 31, 1996 presents a summary of consolidated results of operations of Image Sciences and FormMaker as if the acquisition had occurred at the beginning of fiscal 1997. Such pro forma amounts are not necessarily indicative of what the actual results might have been had the Merger occurred at the beginning of fiscal 1997. The unaudited pro forma amounts exclude non-recurring charges recorded in the year ended July 31, 1997 for acquired in-process technology, compensation charges, and other Merger-related costs of $13,500,000, $7,649,740, and $228,115, respectively.

                              Three months ended
                               October 31, 1996
                              ------------------
 Revenues...................        $9,002,000

 Net income.................           314,000

                         DOCUCORP INTERNATIONAL, INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


NOTE 3 - LONG-TERM DEBT

     In connection with the Merger, the Company assumed a $10,000,000 revolving credit facility with a bank which was guaranteed by Safeguard Scientifics, Inc. ("Safeguard"), FormMaker's largest stockholder. Effective September 1997, the revolving credit facility was renegotiated. The maximum amount available under this credit facility is $10,000,000, and repayment of $3,500,000 is guaranteed by Safeguard. Under the credit facility, the Company is required to maintain certain financial covenants. Amounts outstanding under this credit facility bear interest at variable rates determined by various provisions of the credit facility. These rates generally approximate or equal the bank's prime rate or the London Interbank Rate ("LIBOR").

NOTE 4 - PRO FORMA NET INCOME PER SHARE

     Historical net income per share has been excluded from the Company's Interim Consolidated Statements of Operations on the basis that it is irrelevant due to the planned conversion of all outstanding Class B common stock on a one-for-one basis concurrent with the effectiveness of the Company's initial public offering (IPO). Pro forma net income per share has been computed using the weighted average number of common shares outstanding after giving retroactive effect to the six-for-five stock split declared in December 1997 (see Note 10) and assuming that (i) all shares of Class B common stock have been converted to shares of Common Stock as of the date of issuance and (ii) all shares, options and warrants issued subsequent to January 1997 at an exercise price less than the IPO price have been included in the calculation as if they were outstanding for the entire period presented using the treasury stock method and IPO price.

NOTE 5 - SUPPLEMENTAL PRO FORMA NET INCOME PER SHARE

     Supplemental pro forma net income per share has been computed using the weighted average number of shares of common stock used in the calculation of pro forma net income per share, plus the number of shares that the Company would use to repay (i) $3,593,000 due under the Company's line of credit, (ii) $3,000,000 in subordinated notes due Safeguard, Technology Leaders II, L.P., and TL Ventures Third Corp. and (iii) $431,261 in notes to due to Safeguard as of October 31, 1997. For purposes of computing supplemental pro forma net income per share, the pro forma net income for the three months ended October 31, 1997 was increased by $115,651 representing elimination of the related interest expense on such debt and the associated tax effect, and the weighted average shares outstanding used in the supplemental pro forma net income per share calculation was increased by 1,596,423 shares which represents the additional shares required to be sold to retire the debt.

NOTE 6 - PRO FORMA BALANCE SHEET

     All outstanding shares of Class B common stock will be converted on a one-for-one basis to Common Stock concurrent with the consummation of the Company's planned initial public offering. Accordingly, the pro forma balance sheet at October 31, 1997 gives effect to the conversion of the 5,629,122 shares of Class B common stock to 5,629,122 shares of Common Stock as if such conversion had occurred as of the balance sheet date.

                         DOCUCORP INTERNATIONAL, INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share", which is required to be adopted for fiscal periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options and warrants will be excluded.

NOTE 8 -MAJOR CUSTOMERS

     For the three months ended October 31, 1997, one customer accounted for approximately $1.7 million of the Company's total revenues.

NOTE 9 - STOCK SPLIT

     In December 1997, the Company approved the declaration of a six-for-five stock split of the outstanding Common Stock and Class B common stock effected in the form of a dividend to stockholders of record as of December 9, 1997. Concurrently, the number of shares of Common Stock the Company is authorized to issue was increased from 20 million to 50 million. As stated in Note 1, the financial statements have been adjusted retroactively for the six-for-five split.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Board of Directors of FormMaker Software, Inc.:

     We have audited the accompanying consolidated balance sheets of FormMaker Software, Inc. as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of FormMaker's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FormMaker Software, Inc. as of December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As further discussed in Note 17 to the consolidated financial statements, FormMaker has restated its 1995 and 1996 financial statements to revise its accounting for the recognition of revenue relating to the sale of certain software licenses to a reseller.


                                        Coopers & Lybrand L.L.P.


Atlanta, Georgia
January 30, 1997, except for Notes 15 and 17, as to which the date is April 11, 1997

                           FORMMAKER SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1996

                                                                               1995          1996
                                                                           ------------  ------------
ASSETS
Current assets:
    Cash and cash equivalents...........................................   $ 2,163,548   $     4,925
    Receivables, net....................................................     2,678,508     4,935,067
    Notes receivable....................................................        66,591        85,864
    Prepaid expenses....................................................       119,743       302,584
    Other current assets................................................        59,868       212,452
                                                                           ------------  ------------
           Total current assets.........................................     5,088,258     5,540,892
Property and equipment, net.............................................     2,174,891     2,599,439
Computer software development costs, net of accumulated amortization of
   $1,456,781 and $2,591,020 at December 31, 1995
   and 1996, respectively...............................................     2,422,521     4,777,732
Deferred income tax asset...............................................       420,000      420, 000
Goodwill, net of accumulated amortization of $282,445...................            --     4,282,281
Other assets............................................................        31,164        80,687
                                                                           ------------  ------------
   Total assets.........................................................   $10,136,834   $17,701,031
                                                                           ============  ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Notes payable to a bank............................................    $        --   $ 6,083,703
    Current portion of notes payable to stockholder....................             --       225,000
    Current portion of capital lease obligations.......................        633,512       610,648
    Accounts payable...................................................        808,508     1,434,659
    Other accrued liabilities..........................................        833,338     1,333,029
    Accrued salaries...................................................        165,234       770,983
    Payable to customer................................................      2,100,000        89,989
    Income taxes payable...............................................             --       329,464
    Deferred revenue...................................................        882,326       895,006
                                                                           ------------  ------------
Total current liabilities..............................................      5,422,918    11,772,481
Notes payable to stockholder, less current portion.....................             --       400,000
Capital lease obligations, less current portion........................        875,999       258,540
Other liabilities......................................................        403,044       506,708
                                                                           ------------  ------------
    Total liabilities..................................................      6,701,961    12,937,729
                                                                           ------------  ------------
Commitments and contingencies
Stockholders' equity:
Preferred stock, par value $.01 per share; 20,000,000 shares authorized, no shares issued and outstanding at December 31, 1995 and 1996
Common Stock, par value $.01 per share; 20,000,000 shares authorized,           54,998        62,295
   5,499,795 and 6,229,511 shares issued and outstanding at
   December 31, 1995 and 1996, respectively............................
Common Stock warrants..................................................        783,053       783,053
Additional paid-in capital.............................................      4,307,322     6,529,463
Accumulated deficit....................................................     (1,639,325)   (2,540,334)
Notes receivable -- stockholders.......................................        (71,175)      (71,175)
                                                                           ------------  ------------
    Total stockholders' equity.........................................      3,434,873     4,763,302
                                                                           ------------  ------------
    Total liabilities and stockholders' equity.........................    $10,136,834   $17,701,031
                                                                           ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                           FORMMAKER SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996


                                                              1994          1995          1996
                                                           -----------  ------------  ------------
REVENUES:
   Software licenses..................................     $1,699,718   $ 2,607,595   $ 5,122,294
   Maintenance and other recurring....................        418,152       787,466     2,066,801
   Processing services................................      3,039,177     4,645,420     4,555,189
   Professional services and other....................      2,262,145     5,699,287     8,713,797
                                                           ----------   -----------   -----------
           Total revenues.............................      7,419,192    13,739,768    20,458,081
                                                           ----------   -----------   -----------
OPERATING EXPENSES:
   Processing services................................      2,614,660     4,148,732     4,316,891
   Professional services and other....................      1,580,199     4,222,986     7,247,600
   Research and product development...................       549, 531     1,253,833     2,238,897
   Sales and marketing................................        843,046     1,578,304     3,294,496
   General and administrative.........................        924,062     3,485,702     3,560,405
   Goodwill amortization..............................             --            --       282,445
                                                           ----------   -----------   -----------
           Total operating expenses...................      6,511,498    14,689,557    20,940,734
                                                           ----------   -----------   -----------
           Operating income (loss)....................        907,694      (949,789)     (482,653)
Interest expense, net.................................       (216,659)     (324,726)     (418,356)
                                                           ----------   -----------   -----------
           Income (loss) before income tax benefit....        691,035    (1,274,515)     (901,009)
Income tax benefit - deferred.........................        160,000       260,000             -
                                                           ----------   -----------   -----------
           Net income (loss)..........................     $  851,035   $(1,014,515)  $  (901,009)
                                                           ==========   ===========   ===========


     The accompanying notes are an integral part of these consolidated financial statements.

                           FORMMAKER SOFTWARE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

                                           Common Stock            Common     Additional
                                     -----------------------       Stock       Paid-in     Accumulated      Notes      Stockholders'
                                      Shares         Amount       Warrants     Capital       Deficit      Receivable      Equity
                                     ---------     ---------      ---------  ------------ -------------   ----------   -------------
Balance, December 31, 1993.........    4,475,069   $ 44,751                    $1,238,082  $(1,475,845)               $  (193,012)
     One-for-two reverse
     Common Stock split, no
       change in par value,
       retroactively stated........   (2,237,534)   (22,375)                       22,375
     Stock Options exercised.......       70,250        702                           703                                   1,405
     Net income....................                                                            851,035                    851,035
                                     -----------   ---------      ---------  ------------   -----------   ----------   ----------
Balance, December 31, 1994.........    2,307,785     23,078                     1,261,160     (624,810)                   659,428
     Stock options exercised.......      575,619      5,756                       249,992                                 255,748
     Stock warrants exercised......    1,585,435     15,854                       479,146                                 495,000
     Common Stock and Common                                                                                            3,110,387
       Stock warrants issued.......    1,030,956     10,310        $783,053     2,317,024
     Notes receivable issued in
       conjunction with Common
       Stock options exercised.....                                                                       $(71,175)       (71,175)
     Net loss......................                                                         (1,014,515)                (1,014,515)
                                     -----------   ---------      ---------  ------------   ----------    ----------   ----------
Balance, December 31, 1995.........    5,499,795     54,998         783,053     4,307,322   (1,639,325)    (71,175)     3,434,873
     Stock options exercised.......       40,836        408                         3,988                                   4,396
     Common Stock issued...........      688,880      6,889                     2,218,153                               2,225,042
     Net loss......................                                                           (901,009)                  (901,009)
                                     -----------   ---------      ---------  ------------   ----------    ----------   ----------
Balance, December 31, 1996.........    6,229,511   $ 62,295        $783,053    $6,529,463   (2,540,334)   $(71,175)   $ 4,763,302
                                      ==========   ========        ========    ==========   ==========   ===========  ===========


The accompanying notes are an integral part of these consolidated financial statements.

                           FORMMAKER SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOW
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

                                                                                              1994          1995         1996
                                                                                         ------------   -----------  -----------
Cash flows from operating activities:
  Net (loss) income.................................................................     $   851,035   $(1,014,515)  $ (901,009)
  Adjustments to reconcile net (loss) income to net cash provided by operating activities:
   Bad debt expense..................................................................          8,500       151,853
   (Gain) loss on disposal of property and equipment.................................           (533)        2,030
   Depreciation and amortization of property and equipment...........................        221,822       505,876      924,208
   Amortization of computer software development costs...............................        311,841       518,989    1,134,239
   Deferred income taxes.............................................................       (160,000)     (260,000)
   Amortization of goodwill..........................................................                                   282,444
   Long-term deferred rent liability.................................................                      398,908       79,240
   Compensation expense associated with Common Stock grant...........................                       14,500
Changes in operating assets and liabilities:
  (Increase) in receivables..........................................................     (1,302,135)   (1,150,855)  (2,154,995)
  (Increase) in prepaid expenses.....................................................        (44,524)      (74,930)     (26,793)
  (Increase) decrease in other current assets........................................          2,215       (25,102)    (219,030)
  (Increase) decrease in other assets................................................         29,550       (19,352)     (49,523)
  Increase in accounts payable.......................................................        207,199       442,341      570,041
  (Decrease) increase in other accrued liabilities...................................        458,074       356,475     (384,827)
  (Decrease) increase in accrued salaries............................................         (4,049)       95,623      605,749
  (Decrease) increase in payable to customer.........................................                    2,100,000   (2,010,011)
  (Decrease) increase in deferred revenue............................................         23,826       806,347     (601,369)
  (Decrease) increase in other liabilities...........................................                       (4,512)      25,864
                                                                                          -----------   -----------  -----------
       Net cash (used in) provided by operating activities...........................        602,821     2,843,676   (2,725,772)
                                                                                          -----------   -----------  -----------
Cash flows from investing activities:
  Proceeds from disposition of property and equipment................................          7,298        68,883
  Expenditures for property and equipment............................................       (194,955)     (428,781)  (1,228,188)
  Capitalization of computer software development costs..............................       (813,478)   (1,366,308)  (2,413,788)
  Acquisition of Micro Dynamics, Ltd., net of cash acquired..........................                                  (959,379)
                                                                                          -----------   -----------  -----------
       Net cash used in investing activities.........................................     (1,001,135)   (1,726,206)  (4,601,355)
                                                                                          -----------   -----------  -----------
Cash flows from financing activities:
  Principal repayments of capital lease obligations..................................        (85,401)     (490,023)    (640,323)
  Proceeds from borrowings on notes payable to bank..................................                                13,962,703
  Principal repayments of notes payable to a bank....................................                     (500,000)  (8,139,000)
  Proceeds from borrowings on note payable to stockholder............................      1,061,000       355,000
  Principal repayments on note payable to stockholder................................       (381,000)   (2,348,011)
  Advances to stockholders...........................................................       (172,000)
  Principal repayments on note due from stockholder..................................                      274,000
  Advances to employees..............................................................                      (66,591)     (19,273)
  Issuance of Common Stock and warrants..............................................          1,405     3,638,003
  Issuance of Common Stock under stock option plans..................................                      184,573        4,397
  Repurchase of Common Stock.........................................................                      (47,116)
                                                                                          -----------   -----------   ----------
      Net cash provided by financing activities......................................        424,004       999,835    5,168,504
                                                                                          -----------   -----------   ----------
(Decrease) increase in cash..........................................................         25,690     2,117,305   (2,158,623)
Cash and cash equivalents at beginning of the year...................................         20,553        46,243    2,163,548
                                                                                          -----------   -----------   ----------
Cash and cash equivalents at end of the year.........................................    $    46,243   $ 2,163,548   $    4,925
                                                                                          ===========   ===========   ==========
Supplemental disclosure of cash flow information
  Cash paid for interest.............................................................     $   84,622   $   516,282   $  406,293
  Noncash investing activities:
      Execution of capitalized leases................................................     $  839,000   $ 1,131,507
  Noncash financing activities:
      Issuance of Common Stock to satisfy an accrued expense obligation..............                                $  125,000
      Issuance of Common Stock for notes receivable..................................                   $   71,175
      Issuance of Common Stock relating to the acquisition of Micro Dynamics Ltd.....                                $1,893,800


  The accompanying notes are an integral part of these consolidated financial statements.

                            FORMMAKER SOFTWARE, INC

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  BACKGROUND:

     FormMaker Software, Inc. ("FormMaker") is engaged in developing, marketing and supporting multi-platform document automation and imaging software for use in document intensive industries. FormMaker also provides third-party processing and professional services.

     FormMaker is headquartered, and also operates a processing facility, in Atlanta, Georgia.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Consolidation

     The consolidated financial statements include the accounts of FormMaker Software, Inc. and its majority owned subsidiary, Micro Dynamics, Ltd. ("MDL"). As further discussed in Note 3, FormMaker acquired MDL on May 17, 1996. All significant intercompany accounts and transactions have been eliminated.

     Revenue Recognition

     FormMaker recognizes software licensing and maintenance revenue in accordance with the American Institute of Certified Public Accountants Statement of Position No. 91-1, "Software Revenue Recognition" ("SOP 91-1"). Under SOP 91-1, FormMaker recognizes software license revenue upon product delivery and contract signing provided that no significant obligations remain and collection of related receivables is determined by management to be probable. Revenue from the sale of licenses to resellers is deferred until the resellers have sold the licenses to end users. Revenue from maintenance contracts and maintenance revenue that is packaged with license fees is recognized ratably over the term of the agreements. Revenue related to third-party processing and professional services, such as training and consulting, is recognized as the services are performed.

     Capitalized Computer Software Development Costs

     Research and product development expenditures, except as described below, are charged to expense as incurred. Development costs of software to be sold are charged to research and product development expense until technological feasibility is established, after which, remaining computer software development costs are capitalized and amortized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed" (SFAS 86). Management periodically evaluates the recoverability of the computer software development costs based on a comparison of undiscounted projected license revenues to the capitalized computer software development costs, net of amortization. The excess of capitalized costs, net of amortization, over undiscounted projected license revenues are expensed at the time of determination by management. Computer software development costs are amortized using the more rapid of the straight-line method over four years or the ratio of current to future gross revenues method as set forth in SFAS 86.

                            FORMMAKER SOFTWARE, INC

     Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and highly liquid investments purchased with original maturities of three months or less.

     Property and Equipment

     Property and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Property and equipment under capital lease is recorded at the lower of present value of future minimum lease payments or fair value at the inception of the lease and amortized on a straight-line basis over the term of the lease or the asset's estimated useful life, whichever is shorter. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized. Repairs and maintenance are expensed as incurred. Major renewals and betterments are capitalized and depreciated over the assets' estimated service life.

     Goodwill

     The excess of the purchase price of MDL over the fair value of identifiable assets and liabilities, totaling $4,564,726, was assigned to goodwill. Goodwill is being amortized on a straight-line basis over ten years. Goodwill is evaluated for impairment based on the historic and estimated future profitability of the business unit to which it relates.

     Income Taxes

     The benefit for income taxes and corresponding balance sheet accounts are determined in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred tax liabilities and assets are determined based on the temporary differences between the tax bases of certain assets and liabilities and their carrying amounts for financial reporting purposes.

     Preferred Stock

     At December 31, 1996, 20,000,000 shares of preferred stock are authorized with no preferred shares outstanding. The Board of Directors of FormMaker is authorized to issue preferred stock at any time, in one or more series and to determine all of the designations, preferences, and rights of such stock.

     Common Stock Split

     In May 1996, a meeting of the stockholders was held authorizing a one-for-two reverse Common Stock split. No changes in Common Stock par value or authorized shares were effected as a result of this split. For all years presented herein, all share and per share data, including stock options and stock warrants, have been restated to reflect this stock split.

     Financial Instruments

                            FORMMAKER SOFTWARE, INC

     The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, notes payable and accounts payable at December 31, 1996 approximate their fair value because of the short-term maturity of the financial instruments or because of the variable interest rates with respect to notes payable.

     Reclassifications

     Certain prior year balances have been reclassified to conform to the current year's financial statement presentation.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.   SIGNIFICANT TRANSACTIONS:

     Recapitalization of FormMaker

     On December 20, 1995, FormMaker entered into a transaction with a group of new stockholders: Safeguard Scientifics, Inc. ("SSI"), Technology Leaders II, L.P. and Technology Leaders II Offshore C.V. (all three entities referred to collectively herein as the "New Stockholders"). In exchange for $3,333,333 of cash, 955,956 new shares of FormMaker's Common Stock and seven-year Common Stock warrants allowing the holder to purchase an additional 465,747 shares of FormMaker's Common Stock were issued. (See Note 13 for further information regarding the seven-year Common Stock warrants.) In addition, the New Stockholders acquired 785,335 shares of FormMaker's Common Stock from existing stockholders. The New Stockholders also purchased a Common Stock warrant from an existing stockholder and immediately exercised the warrant to receive 1,585,435 shares of FormMaker's Common Stock in exchange for $495,000. At December 31, 1996, the New Stockholders owned 62% of FormMaker's outstanding Common Stock. At December 31, 1996, SSI owned 46% of FormMaker's outstanding Common Stock.

     Acquisition of Micro Dynamics, Ltd.

     On May 17, 1996, FormMaker acquired 99.89% of the outstanding shares of Common Stock of Micro Dynamics, Ltd. ("MDL") for $3,225,270. FormMaker issued 653,033 shares of Common Stock valued at $2.90 per share in exchange for 4,029,417 shares of MDL stock valued at $0.47 per share. FormMaker also paid cash of $947,232 in exchange for 2,015,388 shares of MDL Common Stock. Also, in connection with this transaction FormMaker issued options, with an assigned fair value of $206,584, for 234,604 shares of FormMaker's Common Stock to former MDL option holders. Transaction costs were $177,624. This transaction was accounted for under the purchase method of accounting. Accordingly, the results of MDL's operations are included in the consolidated statements of operations of FormMaker for the period from May 17, 1996 through December 31, 1996. Prior to this transaction, approximately 52% of the outstanding capital stock of MDL was owned by SSI. SSI did not receive any cash in this transaction, only shares.

                           FORMMAKER SOFTWARE, INC.

     The following unaudited pro forma information presents a summary of consolidated results of operations of FormMaker and MDL as if the acquisition had occurred on January 1 of each year presented.

                                                          1995           1996
                                                       -----------    -----------
  Revenues..........................................   $18,086,133    $21,293,716
  Net loss..........................................   $(1,247,163)   $(2,089,026)


     Such pro forma amounts are not necessarily indicative of what the actual results might have been had the acquisition occurred at the beginning of each year.

4.   RECEIVABLES:

     Receivables at December 31, 1995 and 1996 consist of the following:

                                                         1995           1996
                                                      -----------    -----------
     Trade accounts receivable.....................   $2,755,929     $4,415,567

     Unbilled receivables..........................       46,802        575,380

     Other receivables.............................       25,777         25,306
                                                      ----------     ----------

                                                       2,828,508      5,016,253

     Less allowance for doubtful accounts..........     (150,000)       (81,186)
                                                      ----------     ----------

                                                      $2,678,508     $4,935,067
                                                      ==========     ==========


     Bad debt expense was $8,500, $151,853 and $0 for 1994, 1995 and 1996, respectively.


                           FORMMAKER SOFTWARE, INC.

5.   PROPERTY AND EQUIPMENT:

     Property and equipment at December 31, 1995 and 1996, consists of the following:

                                                                                                     DEPRECIABLE
                                                                                                      LIVES IN
                                                                             1995          1996         YEARS
                                                                         ------------  ------------  -----------
Computer equipment and purchased software.............................   $   851,202   $ 1,634,816        3

Office furniture and equipment........................................       304,084       869,226        7

Computer equipment under capital lease................................     1,638,388     1,638,388       3-5

Office furniture and equipment under capital lease....................       445,324       445,324        7
                                                                         -----------   -----------

                                                                           3,238,998     4,587,754

Less accumulated depreciation and amortization........................    (1,064,107)   (1,988,315)
                                                                         -----------   -----------

                                                                         $ 2,174,891   $ 2,599,439
                                                                         ===========   ===========

     FormMaker executed capital leases with values of $839,000, $1,131,507 and $0 in 1994, 1995 and 1996, respectively, representing noncash financing activities. Accumulated amortization on computer equipment under capital lease was $483,776 and $988,701 at December 31, 1995 and 1996, respectively. Accumulated amortization on office furniture and equipment under capital lease was $31,809 and $95,426 at December 31, 1995 and 1996, respectively. Substantially all of FormMaker's property and equipment is pledged as collateral under various borrowing arrangements.

     Depreciation and amortization expense for 1994, 1995 and 1996, including amortization on property and equipment under capital lease, was $221,822, $505,876 and $924,208, respectively.

     As of December 1, 1995, FormMaker reevaluated its computer equipment and purchased software and changed their estimated useful lives to approximately three years from five years.

6.   COMPUTER SOFTWARE DEVELOPMENT COSTS:

     During 1994, 1995 and 1996, FormMaker charged to expense $311,841, $518,989 and $1,134,239, respectively, relating to the amortization of capitalized computer software development costs. Such amortization is included in research and product development on the consolidated statements of operations. As of December 1, 1995, FormMaker reevaluated its amortization policy for capitalized computer software development costs and changed the amortization period for these costs to four years from five years.

                           FORMMAKER SOFTWARE, INC.

     During 1994, 1995 and 1996, FormMaker charged to expense $57,037, $418,097 and $632,222, respectively, in research and development costs. Such expense is included in research and product development on the consolidated statements of operations.

7.   NOTES PAYABLE TO A BANK:

     On December 20, 1995, FormMaker entered into a new revolving credit facility with a bank (the "Lender"). The maximum amount available under this credit arrangement is $10,000,000. As of December 31, 1995 and 1996, $0 and $6,083,703 of this credit arrangement was utilized, respectively. Amounts outstanding under this credit arrangement bear interest at variable rates determined by various provisions of the credit arrangement. These rates generally approximate or equal the Lender's Prime Rate or the London Interbank Rate (LIBOR). At December 31, 1996, the balance consisted of $4,083,703 outstanding on a line of credit bearing interest at 8.25% and two $1,000,000 LIBOR notes, each bearing interest at 7.50%. The weighted average interest rate on the revolving credit facility was 8% at December 31, 1996.

     Interest is payable monthly. The revolver has a provision allowing for FormMaker to convert the obligation as of December 20, 1997 into a term loan provided that FormMaker has given the Lender thirty-days written notice, has not defaulted, and has not experienced a material and adverse change to its business and operations. The principal balance of the term loan shall be repaid in twenty-four consecutive installments due the first day of each month, beginning January 1, 1998. The first twenty-three such installments shall each be in an amount equal to 1/36th of the initial principal balance of the term loan and the final installment shall be equal to the remaining principal balance of the term loan.

     Amounts outstanding under this credit arrangement are collateralized by substantially all of FormMaker's assets and repayment is guaranteed by the New Stockholders.

8.   NOTE PAYABLE TO STOCKHOLDER:

     In connection with the acquisition of MDL, as discussed in Note 3, FormMaker assumed notes payable to SSI in the amounts of $350,000 and $275,000. At December 31, 1996, these notes bear interest at 9.25%. During 1996, FormMaker incurred $37,475 in interest expense on these notes. These notes were amended on January 10, 1997. Under the amended terms, an initial payment of $50,000 was made in January 1997. Monthly principal payments of approximately $16,000 plus accrued interest are due for thirty-six months commencing February 1, 1997. These notes bear interest at prime plus 1%.

9.   INCOME TAXES:

     The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 1995 and 1996 are as follows:

                           FORMMAKER SOFTWARE, INC.

                                                                                           1995          1996
                                                                                        -----------  ------------

Deferred tax assets:
     Net operating loss carryforward.................................................   $1,638,836   $ 2,603,766

     Research and development credit carryforward....................................      160,802       212,102

     Other...........................................................................      244,357       255,095
                                                                                        ----------   -----------

            Total deferred tax assets................................................    2,043,995     3,070,963
                                                                                        ----------   -----------

Deferred tax liabilities:

     Capitalized computer software costs.............................................      920,558     1,424,954

     Property and equipment depreciation differences.................................       57,075        39,949
                                                                                        ----------   -----------

            Total deferred tax liabilities...........................................      977,633     1,464,903
                                                                                        ----------   -----------

Net deferred tax assets, before valuation allowance..................................    1,066,362     1,606,060

Less:  valuation allowance...........................................................     (646,362)   (1,186,060)
                                                                                        ----------   -----------

Net deferred tax asset...............................................................   $  420,000   $   420,000
                                                                                        ==========   ===========

     At December 31, 1996, FormMaker had net operating loss carry forwards for U.S. tax purposes of approximately $6,350,000. The net operating loss carry forwards generally expire in the years ending 2000 through 2011. At December 31, 1996, FormMaker had Research and Development (R&D) credit carry forwards of approximately $212,000. The R&D credit carry forwards will generally expire in the years ending 2006 through 2011. Due to ownership changes, a portion of FormMaker's net operating loss carry forwards and R&D credit is subject to an annual cumulative limitation with respect to the amount which may be utilized in any one year. FormMaker believes realization of the net deferred tax asset to be more likely than not.

     During 1994, FormMaker recognized an income tax benefit of $160,000 on income before income tax benefit of $691,035. This benefit resulted from the recognition of net operating loss carry forwards.

                           FORMMAKER SOFTWARE, INC.

10.  DEFINED CONTRIBUTION PENSION PLAN:

     FormMaker sponsors a defined contribution 401(k) pension plan covering substantially all employees of FormMaker. Employees can contribute a maximum of 15% of their salary to the plan. Employer matches are made at FormMaker's discretion. FormMaker recognized expense under the 401(k) plan of approximately $0, $19,754 and $59,027 during 1994, 1995 and 1996, respectively.

11.  COMMITMENTS AND CONTINGENCIES:

     FormMaker leases office space and equipment under noncancelable capital and operating lease agreements. The aggregate minimum noncancelable lease payments at December 31, 1996 are as follows:

                                                          CAPITAL    OPERATING
                                                          LEASES      LEASES
                                                         ---------  -----------
 1997...................................................  $675,890  $ 2,006,000

 1998...................................................   263,313    2,089,000

 1999...................................................              2,185,000

 2000...................................................              1,865,000

 2001...................................................              1,291,000

 Thereafter.............................................              1,191,000
                                                          --------  -----------

 Total minimum lease payments...........................   939,203  $10,627,000
                                                                    ===========

 Less amount representing interest......................    70,015
                                                          --------

 Present value of net minimum capital lease payments....   869,188

 Less current portion of capital lease obligations......   610,648
                                                          --------

 Noncurrent portion of capital lease obligations........  $258,540
                                                          ========


     The capital leases principally carry a weighted-average imputed interest rate of 10.50%. Rent expense for the years ended December 31, 1994, 1995 and 1996 was $216,844, $891,502 and $940,799, respectively.

12.  COMMON STOCK OPTIONS:

     FormMaker has adopted two non-qualified Common Stock option plans and one incentive stock option plan: FormMaker Software, Inc. 1989 Non-Qualified Stock Option Plan for Key Employees (the "1989 Plan"), FormMaker Software, Inc. 1990 Non-Qualified Stock Option Plan for Non-Employee Directors (the "1990 Plan"), and the FormMaker Software, Inc. 1996 Equity Compensation Plan (the "1996 Plan") for the benefit of certain employees and directors of FormMaker.

                           FORMMAKER SOFTWARE, INC.

     Options are granted at the discretion of the Board of Directors, its committee or the plan administrator as stated in the plan documents. Each option granted under the Plans entitles the optionee to purchase one share of FormMaker's Common Stock.

  FormMaker Software, Inc. 1989 Non-Qualified Stock Option Plan for Key
Employees

     The 1989 Plan authorized the issuance, pursuant to the exercise of options granted, of up to 750,000 shares of Common Stock. Options granted under the 1989 Plan vested equally over the three year period following the date of grant. At the date of issuance, the options' exercise price equaled or exceeded the estimated fair value of FormMaker's common shares. A total of 583,750 options granted under the 1989 Plan have been exercised. At December 31, 1996, 166,250 options were outstanding under the 1989 Plan. The maximum term of options granted under this plan is 10 years.

  FormMaker Software, Inc. 1990 Non-Qualified Stock Option Plan for Non-Employee Directors

     The 1990 Plan authorized the issuance, pursuant to the exercise of options granted, of up to 250,000 shares of Common Stock. Options granted under the 1990 plan were fully vested at the time of grant. At the date of issuance, the options' exercise price equaled or exceeded the estimated fair value of FormMaker's common shares. A total of 105,000 options granted under the 1990 Plan have been exercised. At December 31, 1996, no options were outstanding under the 1990 Plan.

  FormMaker Software, Inc. 1996 Equity Compensation Plan

     The 1996 Plan authorized the issuance, pursuant to the exercise of options granted, of up to 1,066,206 shares of Common Stock. The options issued under the 1996 Plan generally vest equally over a four year period. At the date of issuance, the options' exercise price equaled or exceeded the estimated fair value of FormMaker's common shares, except for 141,649 options issued to former MDL option holders in connection with FormMaker's acquisition of MDL. The exercise price of options issued under the 1996 Plan ranged from $0.62 to $4.63. At December 31, 1996, 755,189 options were outstanding under the 1996 Plan; 141,664 of which were exercisable. The maximum term of options granted under this plan is 10 years.

  Other outstanding options

     FormMaker issued an additional 92,955 stock options during 1996 in connection with the Micro Dynamics, Ltd. acquisition that are not covered under the existing stock option plans. All of these options are fully vested and have an exercise price ranging from $2.47 to $6.17. In addition, 5,000 stock options are outstanding that were issued in connection with a 1988 business acquisition. These options are fully vested and have an exercise price of $0.20 per share and do not expire.

     At December 31, 1996, FormMaker has three stock-based compensation plans, as described above. FormMaker applies APB Opinion 25 and related interpretations in accounting for its plans. No compensation cost has been recognized for its fixed stock option plans. Had compensation cost for FormMaker's stock-based plans been determined based on the fair value at the grant dates, consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," FormMaker's net loss would have been increased by a pro forma amount of $0 and $75,647 in 1995 and 1996, respectively, to a net loss of $1,014,515 and $976,656, respectively. For purposes of computing

                           FORMMAKER SOFTWARE, INC.

these pro forma amounts, the Black-Scholes option-pricing model was used with a risk-free interest rate assumption of 5.2% for 1995 and 6.2% to 6.5% for 1996, and an estimated option life assumption of five years for both 1995 and 1996.

     A summary of the status of FormMaker's three fixed stock option plans as of December 31, 1994, 1995 and 1996 and changes during the years ending on those dates is presented below.

                                                                 1996 PLAN            1990 PLAN             1989 PLAN
                                                           -------------------    ---------------      ----------------

                                                                      WEIGHTED-             WEIGHTED-             WEIGHTED-
                                                                      AVERAGE                AVERAGE               AVERAGE
                                                                       EXERCISE             EXERCISE              EXERCISE
                                                            SHARES      PRICE      SHARES     PRICE     SHARES      PRICE
                                                           ---------  ----------  --------  ---------  ---------  ---------
Outstanding at December 31, 1993......................                             95,000       $0.02   564,334       $0.51

 Granted..............................................                             10,000       $0.02

 Exercised............................................                            (70,000)      $0.02

 Forfeited or expired.................................                                                 (108,334)      $0.51
                                                                                  -------               -------

Outstanding at December 31, 1994......................                             35,000       $0.02   456,000       $0.51

 Granted..............................................                                                  163,000       $3.48

 Exercised............................................                                                 (448,750)      $0.51

 Forfeited or expired.................................                                                   (2,500)      $0.50
                                                                                  -------              --------

Outstanding at December 31, 1995......................                             35,000       $0.02   167,750       $3.41

 Granted..............................................      967,383      $3.20

 Exercised............................................                            (35,000)      $0.02    (1,500)      $0.50

 Forfeited or expired.................................     (212,194)     $3.26
                                                            -------               -------                 ------

Outstanding at December 31, 1996......................      755,189      $3.18      -           $ --    166,250       $3.42
                                                           ========               =======              ========

Options Exercisable at December 31, 1996..............      141,664                                     166,250

     The weighted-average grant-date fair value of options granted was $0 and $0.71 for the years ended December 31, 1995 and 1996, respectively.

     The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                           FORMMAKER SOFTWARE, INC.

                                                  OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
                                          ---------------------------------  ------------------------

                                                        WEIGHTED-
                                                         AVERAGE    WEIGHTED-    NUMBER     WEIGHTED-
                                            NUMBER      REMAINING    AVERAGE   EXERCISABLE   AVERAGE
                                          OUTSTANDING  CONTRACTUAL  EXERCISE       AT       EXERCISE
EXERCISE PRICES                           AT 12/31/96     LIFE        PRICE      12/31/96     PRICE
----------------                          -----------  -----------  ---------   ----------  ---------
1996 Plan

  $0.62..............................          86,706         9.38      $0.62       86,706      $0.62

  $3.48..............................         648,871         9.17      $3.48       47,371      $3.48

  $4.63..............................          19,612         9.38      $4.63        7,587      $4.63
                                              -------                             --------

                                              755,189                              141,664
                                              =======                             ========
1989 Plan

  $0.50..............................           3,250         5.27      $0.50        3,250      $0.50

  $3.48..............................         163,000         8.98      $3.48      163,000      $3.48
                                              -------                             --------

                                              166,250                              166,250
                                              =======                             ========

13.  COMMON STOCK WARRANTS:

     In June 1991, FormMaker issued a Warrant to Purchase Common Stock (the "Warrant") to a stockholder in connection with the stockholder's pledge of securities to collateralize a revolving credit facility with a bank. The Warrant entitled the stockholder to acquire, for $495,000, the number of shares of Common Stock, which, when combined with the shares of Common Stock previously issued to the stockholder, would equal immediately following the exercise in full of the Warrant a 40% interest in the Common Stock of FormMaker pursuant to the terms and conditions set forth in the Warrant document.

     On December 20, 1995, the Warrant was sold by N.G. Wade Investment Company to SSI for approximately $5,517,000 or $3.48 per share. The Warrant was immediately exercised and SSI received 1,585,435 of FormMaker's Common Stock in exchange for $495,000.

     Under the terms of FormMaker's recapitalization, FormMaker issued seven-year warrants to the New Stockholders. These warrants originally allowed the New Stockholders to purchase an aggregate of 372,823 shares of Common Stock, exercisable at a purchase price of $.0l per share. Subsequent to December 31, 1995, a portion of the warrants allowing the New Stockholders to purchase 57,076 shares of Common Stock were exchanged for new warrants allowing the New Stockholders to purchase 150,000 shares of Common Stock at a purchase price of $3.48 per share. This transaction was effective as of the date of the recapitalization and has been given retroactive treatment in the 1995 financial statements.

                           FORMMAKER SOFTWARE, INC.

14.  RELATED PARTY TRANSACTIONS:

     FormMaker maintains a service agreement with SSI whereby FormMaker receives various administrative and consulting services in exchange for a fee. During 1996, FormMaker paid a total of $74,661 to SSI for these services. At December 31, 1996, FormMaker had $11,430 in accounts receivable and $253,396 in accounts payable and accrued expenses with respect to SSI. Other related party transactions are also described elsewhere in the Notes to these consolidated financial statements.

15.  RISK CONCENTRATIONS:

     FormMaker has entered into various agreements with a major customer ("Policy Management Systems Corporation" or "PMSC") to provide certain third-party processing services and to grant PMSC certain rights to market FormMaker's proprietary software. Revenue for 1994, 1995 and 1996 includes $3,039,117, $4,645,420 and $4,555,189, respectively, from providing third-party processing services to PMSC. Additionally, revenue of $3,233,233, $5,041,717 and $8,946,234 has been recognized by FormMaker in 1994, 1995 and 1996, respectively, as a result of sublicensing by PMSC of FormMaker's proprietary software and related implementation services. At December 31, 1995 and 1996, $2,096,000 and $1,438,247, respectively, due from PMSC was included in trade accounts receivable. At December 31, 1995 and 1996, $2,100,000 and $89,989, respectively, due to PMSC was included in payable to customer.

     In January 1997, FormMaker and PMSC amended their marketing agreement, whereby, beginning January 1, 1998, PMSC can unilaterally terminate the marketing agreement for any reason whatsoever by providing 90 days' prior written notice to FormMaker. In addition, PMSC may terminate the agreement as a result of the merger transaction expected to close in April 1997 (see Note 16) by providing 10 days' prior written notice to FormMaker. Unless renewed or terminated at an earlier date, the marketing agreement will terminate on December 31, 1999.

     On October 13, 1995, FormMaker and PMSC entered into an amendment to their marketing agreement, whereby, PMSC purchased software licenses for inventory and prospective sublicensing to end users in the amount of $2 million. Under this Amendment PMSC was to receive credit in the amount of $2.6 million against amounts which would otherwise have been due FormMaker on future licenses. FormMaker recorded $2 million in license fee revenue with respect to this transaction (the "October Transaction").

     On December 31, 1995, FormMaker and PMSC agreed to further amend their marketing agreement generally to provide for (a) the return of $1 million in inventory purchased as the result of the October 13, 1995 amendment and the elimination of the related $600,000 credit, (b) the elimination of PMSC's "exclusive" right to market and sublicense FormMaker's software within a particular segment of an industry and (c) the elimination of $750,000 in credits which were to be applied against future service billings. As a result of this amendment FormMaker paid $2.1 million to PMSC on January 3, 1996. FormMaker recorded, in its 1995 financial statements, $1.6 million as a reduction in revenue, $589,018 as a credit to deferred revenue (See Note 17) and a charge to general and administrative expense in the amount of $1.1 million as a result of this latter amendment.

     For the foreseeable future, it is anticipated that a significant portion of FormMaker's revenues will be derived from the licensing and maintaining of its software products. Certain of FormMaker's document automation competitors may have greater financial, technical, marketing and other resources than FormMaker. FormMaker believes that its line of products currently have distinctive features which make these products competitive.

                           FORMMAKER SOFTWARE, INC.

However, FormMaker's failure to compete effectively could have a material adverse effect on its financial condition and results of operations.

     FormMaker's software development is largely dependent upon certain key employees. Loss of services of these key employees could have a material adverse effect on FormMaker's business and prospects.

     Substantially all of the end users of FormMaker's software and services are in the insurance industry.

16.  SUBSEQUENT EVENT:

     On January 15, 1997, FormMaker and Image Sciences, Inc. ("ISI") entered into an Agreement and Plan of Merger ("Merger Agreement"). The Merger Agreement contemplates the merger of FormMaker and ISI into a newly formed holding company, DocuCorp International, Inc. ("DocuCorp") via a stock-for-stock transaction. Under the merger, ISI stockholders would receive approximately 52% of DocuCorp's shares and FormMaker's stockholders would receive the remaining 48% of DocuCorp's shares. Completion of the merger is subject to certain conditions and is expected to close in April 1997. The merger would be recorded under the purchase method of accounting, and ISI would be treated as the accounting acquiror.

17.  RESTATEMENT:

     To conform FormMaker's accounting for the PMSC October Transaction (Note
15) with FormMaker's revenue recognition policy described in Note 2, FormMaker has restated its 1995 and 1996 financial statements, as of April 11, 1997. The October Transaction involved the advance sale of software licenses to PMSC for subsequent sublicensing to end-users. The restatement had the effect of deferring revenue recognition on this sale until PMSC sold the licenses to end-users. The restatement decreased 1995 software license revenue and increased the 1995 loss by $589,018. At December 31, 1995, $589,018 of additional deferred revenue has been reflected on the balance sheet. With respect to 1996, revenues have been increased and the net loss has been reduced by $589,018.

                           FORMMAKER SOFTWARE, INC.
                      INTERIM CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                      March 31,
                                                                         1997
                                                                     ------------
ASSETS
Current assets:
    Cash and cash equivalents...................................     $    58,573
    Receivables, net............................................       5,009,064
    Other current assets........................................         418,023
                                                                     ------------
           Total current assets.................................       5,485,660
Property and equipment, net.....................................       2,443,031
Computer software development costs, net........................       5,298,244
Deferred income tax asset.......................................         420,000
Goodwill, net of accumulated amortization.......................       4,203,268
Other assets....................................................          64,592
                                                                     ------------
    Total assets................................................     $17,914,795
                                                                     ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Notes payable to a bank.....................................     $ 7,566,705
    Current portion of notes payable to stockholder.............         192,652
    Current portion of capital lease obligations................         562,603
    Accounts payable............................................       1,565,363
    Accrued liabilities.........................................       1,810,334
    Deferred revenue............................................         947,895
                                                                     ------------
Total current liabilities.......................................      12,645,552
Notes payable to stockholder, less current portion..............         350,406
Capital lease obligations, less current portion.................         139,803
Other long-term liabilities.....................................         611,434
                                                                     ------------
           Total liabilities....................................      13,747,195
                                                                     ------------
Stockholders' equity:
Common Stock, par value $.01 per share; 20,000,000
shares authorized, 6,229,511 shares issued and outstanding.....           62,296
Additional paid-in capital.....................................        7,312,516
Accumulated deficit............................................       (3,136,036)
Notes receivable - stockholders................................          (71,175)
                                                                     ------------
    Total stockholders' equity.................................        4,167,600
                                                                     ------------
                                                                     $17,914,795
                                                                     ============

                           FORMMAKER SOFTWARE, INC.
                 INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                                 THREE MONTHS ENDED
                                                      MARCH 31,
                                                -----------------------
                                                1996              1997
                                                ----              ----
REVENUES
   License..............................     $  679,606        $  961,649
       Maintenance and other recurring..        351,180           741,561
       Professional services & other....      2,442,025         4,562,324
                                              ----------        ----------
                Total Revenues..........      3,472,811         6,265,534
                                              ==========        ==========
EXPENSES
   Professional services & other.........     2,394,036         3,932,613
   Product development and support.......       178,098           663,057
   Sales and marketing...................       555,809         1,104,924
   General and administrative............       542,486           966,833
                                              ----------        ----------
          Total operating expenses.......     3,670,429         6,667,427
                                              ----------        ----------
          Operating loss.................      (197,618)         (401,893)
   Interest expense, net.................       (57,652)         (191,758)
                                              ----------        ----------
          Loss before income taxes.......      (255,270)         (593,651)
   Provision for income taxes............             0             2,050
                                              ----------        ----------
          Net Loss.......................    $ (255,270)       $ (595,701)
                                              ==========        ==========

                           FORMMAKER SOFTWARE, INC.
                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)


                                                                   THREE MONTHS ENDED
                                                                         MARCH 31,
                                                              --------------------------------
                                                                   1996             1997
                                                              --------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss...............................................    $  (255,270)     $ (595,701)
    Adjustments to reconcile net loss to net cash provided
    by operating activities:
           Depreciation....................................        202,096         254,372
           Amortization of capitalized software............        195,306         311,658
           Amortization of goodwill........................           -             79,013
           Changes in assets and liabilities:
            Increase in accounts receivable................       (168,193)        (73,997)
            (Increase) decrease in other assets............       (132,711)        198,972
            Increase (decrease) in accounts payable........     (2,278,772)         40,715
            Decrease in accrued liabilities................       (371,797)       (293,679)
            Decrease in income taxes payable...............           -           (329,464)
            Increase (decrease) in deferred revenue........        (39,391)         52,889
            Increase in other liabilities..................        150,921         104,726
                                                                -----------      ----------
              Total Adjustments............................     (2,442,541)        345,205
                                                                -----------      ----------
              Net cash used in operating activities........     (2,697,811)       (250,496)
                                                                -----------      ----------

CASH FLOW FROM INVESTING ACTIVITIES
   Purchase of property and equipment......................       (191,027)        (97,964)
   Development of software.................................       (426,336)       (832,170)
                                                                -----------      ----------
            Net cash used in investing activities..........       (617,363)       (930,134)
                                                                -----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from borrowings on notes payable to bank.......      1,361,702       1,483,002
   Principal payments under notes payable to stockholders..           -            (81,942)
   Principal payments under capital lease obligations......       (169,255)       (166,782)
   Proceeds from exercise of stock options.................        125,750            -
                                                                -----------      ----------
              Net cash provided by financing activities....      1,318,197       1,234,278
                                                                -----------      ----------
Net increase (decrease) in cash and cash equivalents.......     (1,996,977)         53,648
Cash and cash equivalents at beginning of the period.......      2,163,548           4,925
                                                                -----------      ----------
Cash and cash equivalents at end of the period.............    $   166,571      $   58,573
                                                                ===========      ==========

                           FORMMAKER SOFTWARE, INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


NOTE 1 - BASIS OF PRESENTATION

FormMaker Software, Inc. ("FormMaker") is engaged in developing, marketing and supporting multi-platform document automation and imaging software for use in document intensive industries. FormMaker also provides third-party processing and professional services.

The unaudited statements included herein have been prepared by FormMaker pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not contain all of the information and footnotes required by generally accepted accounting principles for complete financial statements, and should be read in conjunction with the audited financial statements of FormMaker for the year ended December 31, 1996. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of FormMaker's financial condition at March 31, 1997 and for the three month period ended March 31, 1996 and 1997. The interim results presented herein are not necessarily representative of the results that may be expected for any future period.

NOTE 2- SUBSEQUENT EVENT

On January 15, 1997, FormMaker entered into an Agreement and Plan of Merger ("the Merger") with Image Sciences, pursuant to which the stockholders of FormMaker and Image Sciences agreed to exchange their shares for common stock of a newly created company, DocuCorp, Inc. ("DocuCorp"). The Merger was completed on May 15, 1997, FormMaker's financial results will be included with DocuCorp

[A graphic appears under the heading "Unleashing the Power of Documents" that depicts a person holding a door from which a stream of letters and numbers is flowing from left to right. As the letters and numbers flow, they transform from a random stream of letters and numbers into organized text and data. Below the graphic is the following text "DocuCorp has an installed base of approximately 700 customers, including seven of the ten largest life insurance companies, nine of the ten largest property and casualty insurance companies, and many of the largest utility companies in the United States. The Company also provides document automation products and services to the financial services, higher education, telecommunications, and transportation industries." In the upper right hand corner of the page is the Company's logo, which includes their homepage address on the worldwide web.]

================================================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.


                               TABLE OF CONTENTS


                                                 PAGE
                                                 ----
Prospectus Summary..............................   4
Risk Factors....................................   8
The Offering....................................  15
Federal Income Tax Consequences.................  18
Use of Proceeds.................................  20
Dividend Policy.................................  20
Capitalization..................................  21
Dilution........................................  22
Selected Consolidated Financial Data............  24
Unaudited Pro Forma Combined Statement of
 Operations.....................................  26
Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations....................................  28
Business........................................  38
Management......................................  49
Certain Relationships and Related Transactions..  56
Principal and Selling Stockholders..............  57
Description of Capital Stock....................  59
Shares Eligible for Future Sale.................  61
Underwriting....................................  63
Legal Matters...................................  65
Experts.........................................  65
Available Information...........................  65
Index to Consolidated Financial Statements...... F-1

UNTIL                , 1998 (25 DAYS AFTER THE DATE HEREOF), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                               6,720,000 SHARES
                            (AND RIGHTS TO ACQUIRE
                        UP TO 6,400,000 OF SUCH SHARES)



                         DOCUCORP INTERNATIONAL, INC.



                                 COMMON STOCK


                                 ____________

                                  PROSPECTUS

                                 ____________


                          TUCKER ANTHONY INCORPORATED

                      PRUDENTIAL SECURITIES INCORPORATED


                                    , 1998

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

          The estimated expenses (other than underwriting discounts and commissions and underwriters' non-accountable expense allowance) payable in connection with this offering of the rights and the sale of the Common Stock offered hereby are as follows:


Securities and Exchange Commission registration fee..................   $10,856
NASD filing fee......................................................      *
Nasdaq filing fee....................................................      *
Printing and engraving expenses......................................      *
Legal fees and expenses..............................................      *
Accounting fees and expenses.........................................      *
Blue Sky fees and expenses (including legal fees)....................      *
Transfer agent and rights agent and registrar fees and expenses......      *
Miscellaneous........................................................      *
     Total........................................................... $1,000,000
_______________________
*To be filed by amendment

Item 14.  Indemnification of Directors and Officers

          The Registrant's Certificate of Incorporation permits indemnification to the fullest extent permitted by Delaware law. The Registrant's By-laws require the Registrant to indemnify any person who was or is an authorized representative of the Registrant, and who was or is a party or is threatened to be made a party to any corporate proceeding, by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant shall also indemnify any person who was or is an authorized representative of the Registrant and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Such indemnification is mandatory under the Registrant's By-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein.

The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant expects to obtain a directors and officers liability insurance policy prior to the effective date of this Registration Statement.

          The Standby Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Act. Reference is made to Section 8 of the form of Standby Underwriting Agreement which will be filed by amendment as Exhibit 1.1 hereto.

Item 15.  Recent Sales of Unregistered Securities

          In the three years preceding the filing of this registration statement, the Registrant has issued the following securities that were not registered under the Act:

          From May 15, 1997 through October 31, 1997, the Registrant issued an aggregate of 24,977 shares of its Common Stock and Class B Common Stock upon exercise of previously granted stock options at exercise prices ranging from $0.01 to $0.76 per share. The issuance of the shares was exempt from registration under the Act pursuant to Rule 701.

          From May 15, 1997 through October 31, 1997, the Registrant has granted stock options to purchase an aggregate of 612,000 shares of Common Stock at an exercise price of $3.40 per share. The grants of such options did not constitute a sale under the Act. A registration statement on Form S-8 will be filed in connection with the ultimate issuance of the shares of Common Stock upon exercise of such options.

Item 16.  Exhibits and Financial Statement Schedules

(A) EXHIBITS:

   Exhibit Number    Description                                        Page No.
   --------------    -----------                                        --------
        1.1#         Form of Standby Underwriting Agreement.

        3.1 Certificate of Incorporation of the Company. (Filed as exhibit 3.1 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

        3.2*         Amendments to Certificate of Incorporation of the Company

        3.3 By-laws of the Company. (Filed as exhibit 3.2 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

        5.1#         Opinion of Morgan, Lewis & Bockius LLP.

        8.1# Opinion of Morgan, Lewis & Bockius LLP regarding tax matters.

       10.1*         DocuCorp International 1997 Employee Stock Purchase Plan

       10.2 Marketing Agreement between FormMaker Software, Inc. and Policy Management Systems Corporation effective January 1, 1997. (Filed as exhibit 10.1 to the Company's Registration Statement on Form S-4, as amended, #333-22225)

       10.3 Cooperative Marketing Agreement between Image Sciences, Inc. and Xerox Corporation August 16, 1994. (Filed as exhibit 10.2 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)


       10.4 Liquidity Agreement among the Registrant, Safeguard Scientifics (Delaware), Inc., Safeguard Scientifics, Inc., Technology Leaders II L.P. and Technology Leaders II Offshore C.V. dated January 15, 1997. (Filed as exhibit
                     10.3 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

       10.5 Voting and Lockup Agreement among Xerox Corporation, Michael D. Andereck, Safeguard Scientifics (Delaware), Inc., Safeguard Scientifics, Inc., Technology Leaders II L.P., Technology Leaders II Offshore C.V., Joe A. Rose, Samuel M. Wilkes and Arthur R. Spector dated January 15, 1997. (Filed as exhibit 10.4 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

       10.6 Form of Stockholders' Agreement. (Filed as exhibit 10.5 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

       10.7 Director Designation Agreement between Michael D. Andereck and Xerox Corporation dated January 15, 1997. (Filed as exhibit 10.6 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

       10.8 Co-Sale Agreement among Safeguard Scientifics (Delaware), Inc., Technology Leaders II L.P., Technology Leaders II Offshore C.V. and Samuel M. Wilkes dated January 15, 1997. (Filed as exhibit 10.7 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

       10.9 Employment Agreement between Michael D. Andereck and the Registrant dated January 15, 1997. (Filed as exhibit 10.8 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

       10.10 Employment Agreement between Samuel M. Wilkes and the Registrant dated January 15, 1997. (Filed as exhibit 10.9 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

       10.11 Credit Agreement between FormMaker Software, Inc. and NationsBank of Georgia, National Association dated as of December 20, 1995. (Filed as exhibit 10.10 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

       10.12 License Agreement between FormMaker Software, Inc. and NationsBank of Georgia, National Association dated as of December 20, 1995, (Filed as exhibit 10.11 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

       10.13 Addendum No. 1 to the License Agreement between FormMaker Software, Inc. and Policy Management Systems Corporation effective October 29, 1993 (Filed as exhibit 10.12 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

       10.14 1997 Equity Compensation Plan (Filed as exhibit 10.12 to the Company's Annual Report on Form 10-K, #00-1033864, and incorporated by reference herein)

       11.1*         Statement re computation of per share earnings

       23.1*         Consent of Price Waterhouse LLP.

       23.2*         Consent of Coopers & Lybrand L.L.P.
       23.3#         Consent of Morgan, Lewis & Bockius LLP (to be included in
                     Exhibit 5.1).

       23.4#         Consent of Morgan, Lewis & Bockius LLP (to be included in
                     Exhibit 8.1).

       24.1*         Power of Attorney (included on signature page).

       27.1*         Financial Data Schedule.

____________________
*  Filed herewith.
#  To be filed by amendment.

(B)  FINANCIAL STATEMENT SCHEDULES

Schedule II - Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either included in the financial statements or are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.  Undertakings.

          The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

               (iv)   To reflect the results of this offering.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the standby underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                       VALUATION AND QUALIFYING ACCOUNTS
                   YEARS ENDED JULY 31, 1997, 1996 AND 1995
                                  SCHEDULE II



                                                                       Additions
                                                            -----------------------------

                                        Balance at          Charged to         Charged to                        Balance at
                                        Beginning           Costs and             Other                            End of
          Description                   of Period            Expenses           Accounts        Deductions         Period
                                                               (a)               (a)(b)
------------------------------------------------------------------------------------------------------------------------------------
1997
  Allowance for doubtful accounts        $  350,000          $  363,556         ($188,556)         $     0       $  525,000
  Valuation allowance against
   deferred tax assets                   $        0          $1,392,817          $      0          $     0       $1,392,817

1996
  Allowance for doubtful accounts        $  325,000          $  350,131         ($325,131)         $     0       $  350,000

1995
  Allowance for doubtful accounts        $  325,000          $  271,447         ($271,447)         $     0       $  325,000

(a) Such amounts include balances assumed in the acquisition of FormMaker Software, Inc. See Notes to Consolidated Financial Statements for further discussion.

(b) Such amounts relate to the utilization of the valuation and qualifying accounts to specific items for which they were established in the accounts receivable accounts.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on January 16, 1998.

                               DOCUCORP INTERNATIONAL, INC.

                               By:  /s/ Michael D. Andereck
                                  ------------------------------
                                   Michael D. Andereck
                                   President and Chief Executive Officer

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael D. Andereck and Arthur R. Spector or either of them acting alone, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith and (ii) any registration statement and any and all amendments thereto, relating to the offer covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                                 Title (s)                                         Date
----------                                 ---------                                         ----
 /s/ Michael D. Andereck                   President and Chief Executive Officer,            January 16, 1998
---------------------------------------    and Director (Principal Executive Officer)
Michael D. Andereck

/s/ Todd A. Rognes                         Senior Vice President, Finance (Principal
---------------------------------------    Financial and Accounting Officer)                 January 16, 1998
Todd A. Rognes

/s/ Milledge A. Hart, III                  Chairman of the Board                             January 16, 1998
---------------------------------------
Milledge A. Hart, III

/s/ Sidney B. Landman                      Director                                          January 16, 1998
---------------------------------------
Sidney B. Landman

/s/ John D. Loewenberg                     Director                                          January 16, 1998
---------------------------------------
John D. Loewenberg

/s/ Warren V. Musser                       Director                                          January 16, 1998
---------------------------------------
Warren V. Musser

/s/ George F. Raymond                      Director                                          January 16, 1998
---------------------------------------
George F. Raymond

/s/ Arthur R. Spector                      Director                                          January 16, 1998
---------------------------------------
Arthur R. Spector

                                 EXHIBIT INDEX


Exhibit Number      Description                                                                               Page No.
--------------      -----------                                                                               --------
          1.1#      Form of Standby Underwriting Agreement.

          3.1       Certificate of Incorporation of the Company.  (Filed as exhibit 3.1 to the Company's
                    Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

          3.2*      Amendments to Certificate of Incorporation of the Company

          3.3       By-laws of the Company. (Filed as exhibit 3.2 to the Company's Registration Statement on
                    Form S-4, as amended, #333-22225, and incorporated by reference herein)

          5.1#      Opinion of Morgan, Lewis & Bockius LLP.

          8.1#      Opinion of Morgan, Lewis & Bockius LLP regarding tax matters.

         10.1*      DocuCorp International 1997 Employee Stock Purchase Plan

         10.2       Marketing Agreement between FormMaker Software, Inc. and Policy Management Systems
                    Corporation effective January 1, 1997.  (Filed as exhibit 10.1 to the Company's
                    Registration Statement on Form S-4, as amended, #333-22225)

         10.3       Cooperative Marketing Agreement between Image Sciences, Inc. and Xerox Corporation August
                    16, 1994.  (Filed as exhibit 10.2 to the Company's Registration Statement on Form S-4, as
                    amended, #333-22225, and incorporated by reference herein)

         10.4       Liquidity Agreement among the Registrant, Safeguard Scientifics (Delaware), Inc., Safeguard
                    Scientifics, Inc., Technology Leaders II L.P. and Technology Leaders II Offshore C.V. dated
                    January 15, 1997.  (Filed as exhibit 10.3 to the Company's Registration Statement on Form
                    S-4, as amended, #333-22225, and incorporated by reference herein)

         10.5       Voting and Lockup Agreement among Xerox Corporation, Michael D. Andereck, Safeguard
                    Scientifics (Delaware), Inc., Safeguard Scientifics, Inc., Technology Leaders II L.P.,
                    Technology Leaders II Offshore C.V., Joe A. Rose, Samuel M. Wilkes and Arthur R. Spector
                    dated January 15, 1997.  (Filed as exhibit 10.4 to the Company's Registration Statement on
                    Form S-4, as amended, #333-22225, and incorporated by reference herein)

         10.6       Form of Stockholders' Agreement.  (Filed as exhibit 10.5 to the Company's Registration
                    Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

         10.7       Director Designation Agreement between Michael D. Andereck and Xerox Corporation dated
                    January 15, 1997.  (Filed as exhibit 10.6 to the Company's Registration Statement on Form
                    S-4, as amended, #333-22225, and incorporated by reference herein)

         10.8       Co-Sale Agreement among Safeguard Scientifics (Delaware), Inc., Technology Leaders II L.P.,
                    Technology Leaders II Offshore C.V. and Samuel M. Wilkes dated January 15, 1997.  (Filed as exhibit 10.7 to the Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

         10.9       Employment Agreement between Michael D. Andereck and the Registrant dated January 15, 1997.
                    (Filed as exhibit 10.8 to the Company's Registration Statement on Form S-4, as amended,
                    #333-22225, and incorporated by reference herein)

         10.10      Employment Agreement between Samuel M. Wilkes and the Registrant dated January 15, 1997.
                    (Filed as exhibit 10.9 to the Company's Registration Statement on Form S-4, as amended,
                    #333-22225, and incorporated by reference herein)

         10.11      Credit Agreement between FormMaker Software, Inc. and NationsBank of Georgia, National
                    Association dated as of December 20, 1995.  (Filed as exhibit 10.10 to the Company's
                    Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

         10.12      License Agreement between FormMaker Software, Inc. and NationsBank of Georgia, National
                    Association dated as of December 20, 1995, (Filed as exhibit 10.11 to the Company's
                    Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

         10.13      Addendum No. 1 to the License Agreement between FormMaker Software, Inc. and Policy
                    Management Systems Corporation effective October 29, 1993 (Filed as exhibit 10.12 to the
                    Company's Registration Statement on Form S-4, as amended, #333-22225, and incorporated by reference herein)

         10.14      1997 Equity Compensation Plan  (Filed as exhibit 10.12 to the Company's Annual Report on
                    Form 10-K, #00-1033864, and incorporated by reference herein)

         11.1*      Statement re computation of per share earnings.

         23.1*      Consent of Price Waterhouse LLP.

         23.2*      Consent of Coopers & Lybrand L.L.P.

         23.3#      Consent of Morgan, Lewis & Bockius LLP (to be included in
                    Exhibit 5.1).

         23.4#      Consent of Morgan, Lewis & Bockius LLP (to be included in
                    Exhibit 8.1).

         24.1*      Power of Attorney (included on signature page).

         27.1*      Financial Data Schedule.

___________________
*  Filed herewith.
#  To be filed by amendment.